Filed pursuant to Rule 424(b)(3)

Registration No. 333-256197

100,000,000 Shares

Quest Product Research Corporation

OTCQB trading symbol: QPRC

This prospectus relates to the public offering of an aggregate of 100,000,000 shares of common stock which may be sold from time to time by the selling stockholders named in this prospectus.

We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock. We will pay the cost of the preparation of this prospectus, which is estimated at $25,000.

On June 15, 2021, the last reported sales price for our common stock on the OTCQB, as reported by OTC Markets, was $0.0159 per share.

Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock. The selling stockholders may sell shares of common stock in the public market based on the market price at the time of sale or at negotiated prices or in transactions that are not in the public market. The selling stockholder may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

The date of this Prospectus is June 16, 2021

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in the securities. However, you should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

Our Business

We are an intellectual property asset management company. Our principal operations include the acquisition, licensing and enforcement of intellectual property rights that are either owned or controlled by us or one of our wholly-owned subsidiaries. We currently own, control or manage thirteen intellectual property portfolios, which principally consist of patent rights. Our thirteen intellectual property portfolios include the portfolios which we acquired from Intellectual Ventures Assets 16, LLC (“Intellectual Ventures”) and seven of its affiliates. As part of our intellectual property asset management activities and in the ordinary course of our business, it has been necessary for us or the intellectual property owner who we represent to initiate, and it is likely to continue to be necessary to initiate, patent infringement lawsuits and engage in patent infringement litigation. We anticipate that our primary source of revenue will come from the grant of licenses to use our intellectual property, including licenses granted as part of the settlement of patent infringement lawsuits.

Licensed packaging sales, which relate to the sale of licensed products, have not constituted a significant source of revenue and were not a source of revenue in 2020 or the first quarter of 2021

We previously received management fees for managing litigation related to our intellectual property rights. We do not currently receive these fees; we do not have any agreements that provide for such payments and we cannot assure you that we will generate revenue from such fees in the future. Our agreement with QFL does not provide for any payment to us of management fees. We did not generate revenue from any source in the fourth quarter of 2020 or the three months ended March 31, 2021.

Intellectual property monetization includes the generation of revenue and proceeds from the licensing of patents, patented technologies and other intellectual property rights. Patent litigation is often a necessary element of intellectual property monetization where a patent owner, or a representative of the patent owner, seeks to protect its patent rights against the unlicensed manufacture, sale, and use of the owner’s patent rights or products which incorporate the owner’s patent rights. In general, we seek to monetize the bundle of rights granted by the patents through structured licensing and when necessary enforcement of those rights through litigation, although to date all of our patent license revenues have resulted from litigation.

We intend to develop our business by acquiring intellectual property rights, either in the form of ownership of or an exclusive license to the underlying intellectual property. Our goal is to enter into agreements with inventors of innovative technologies for which there may be a significant market for products which use or incorporate the intellectual property. We seek to purchase all of, or interests in, intellectual property in exchange for cash, securities of our company, the formation or a joint venture or separate subsidiary in which the owner has an equity interest, and/or interests in the monetization of those assets. Our revenue from this aspect of our business can be generated through licensing and, when necessary, which is typically the case, litigation. We engage in due diligence and a principled risk underwriting process to evaluate the merits and potential value of any acquisition, partnership or joint venture. We seek to structure the terms of our acquisitions in a manner that will achieve the highest risk-adjusted returns possible, in the context of our financial condition. In connection with the acquisition of intellectual property portfolios, we have granted the party providing the financing an interest in any recovery we have with respect to the intellectual property purchased with the financing, and we expect that we will have to continue to grant such interests until and unless we have generated sufficient cash from licensing our intellectual property to enable us to acquire additional intellectual property portfolios without outside financing. However, we cannot assure you that we will ever generate sufficient revenues to enable us to purchase additional intellectual property without third-party financing.

Recent Agreements with QPRC Finance LLC (“QFL”) and Intelligent Partners, LLC (“Intelligent Partners”)

On February 22, 2021, we entered into a series of agreements with QFL and Intelligent Partners. Pursuant to the QFL agreements, QFL agreed to make available to us a financing facility of: (a) up to $25,000,000 for the acquisition of mutually agreed patent rights that we intend to monetize; (b) up to $2,000,000 for operating expenses; and (iii) $1,750,000 to fund the cash payment portion of the restructure of our obligations to Intelligent Partners. In return we transferred to QFL a right to receive a portion of net proceeds generated from the monetization of those patents. These agreements are described in “Business – Summary of Agreements for QFL.” Pursuant to the agreements with Intelligent Partners, as the holder of the notes initially issued to United Wireless Holdings, Inc. (“United Wireless”) and transferred to Intelligent Partners, the notes initially issued to United Wireless were terminated and our obligations were restructured. These agreements are described under “Business – Summary of Agreements with Intelligent Partners.”

Organization

We were incorporated in Delaware on July 17, 1987 under the name Phase Out of America. On September 21, 1997, we changed our name to Quest Products Corporation, and, on June 6, 2007, we changed our name to Quest Patent Research Corporation. We have been engaged in the intellectual property monetization business since 2008. Our executive office is located at 411 Theodore Fremd Ave., Suite 206S, Rye, New York 10580-1411, telephone (888) 743-7577. Our website is www.qprc.com. Information contained on or derived from our website or any other website does not constitute a part of this prospectus.

References to “we,” “us,” “our” and word of like import refer to Quest Patent Research Corporation and one or more of its subsidiaries unless the context specifically states or implies otherwise.

Issuance of Securities to Selling Stockholder

The 100,000,000 shares of common stock offered by the selling stockholder pursuant to this prospectus represent:

●	50,000,000 shares of common stock that are issuable upon exercise of a warrant that was issued to QPRC Finance LLC (“QFL”) in connection with a financing pursuant to a prepaid forward purchase agreement and related agreements that we entered into with QFL on February 22, 2021 as described in “Business – Summary of Agreements for QFL.”

●	50,000,000 outstanding shares of common stock that were issued to United Wireless Holdings, Inc. (“United Wireless”) pursuant to a securities purchase agreement (the “United Wireless Agreement”) dated October 22, 2015 and related transaction documents, which shares were subsequently transferred by United Wireless to Andrew Fitton (35,000,000 shares) and Michael R. Carper (15,000,000 shares). See “Business – Summary of Agreements with Intelligent Partners.”

The Offering

Common Stock Offered:	The selling stockholder are offering 100,000,000 shares of common stock, of which 50,000,000 shares are owned by two of the selling stockholders and 50,000,000 shares are issuable upon exercise of a warrant held by the third the selling stockholder. See “Selling Stockholders.”
Outstanding Shares of Common Stock:	533,334,630 shares*
Use of Proceeds:

We will not receive any proceeds from the sale of the shares by the selling stockholder.

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*     Not including (a) 200,000,000 shares of common stock issuable upon exercise of outstanding options, or (b) 96,246,246 shares of common stock issuable upon exercise of the purchase option held by one of the selling stockholders.

SUMMARY FINANCIAL INFORMATION

The following information as of December 31, 2020 and 2019 and for years in then ended have been derived from our audited financial statements which appear elsewhere in this prospectus. The information at March 31, 2021 and for the three months ended March 31, 2021 and 2020 have been derived from our unaudited financial statements which appear elsewhere in this prospectus.

Summary Statement of Operations Information:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Revenues	$-	$870,103	$5,488,088	$4,143,169
Operating expenses	2,293,330	1,291,735	6,206,791	4,612,585
Loss from operations	(2,293,330)	(421,632)	(718,703)	(469,416)
Net loss attributable to common stockholders	(5,156,792)	(682,798)	(1,312,511)	(1,308,776)
Loss per share (basic and diluted)	$(0.01)	$(0.00)	$(0.00)	$(0.00)
Weighted average shares of common stock outstanding	446,370,021	383,038,334	383,038,334	383,038,334

Balance Sheet Information:

	March 31,	December 31,
	2021	2020
Current assets	$883,030	$1,286,682
Working capital deficiency	(10,560,339)	(8,210,038)
Accumulated deficit	(26,437,971)	(21,281,179)
Stockholders’ deficit	(9,334,441)	(6,841,678)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our securities. The statements contained in this prospectus include forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. The risks set forth below are not the only risks facing us. Additional risks and uncertainties may exist that could also adversely affect our business, prospects or operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or a significant part of your investment.

Risks Relating to our Financial Conditions and Operations

We have a history of losses and are continuing to incur losses. During the period from 2008, when we changed our business to become an intellectual property management company, through March 31, 2021, we generated a cumulative loss of approximately $26.4 million on cumulative revenues of less than $21.3 million, and our losses are continuing. We did not generate any revenue during the fourth quarter of 2020 or the first quarter 2021. Our total assets were approximately $2.9 million at March 31, 2021 and approximately $3.5 million at December 31, 2020, of which approximately $2.2 million represented the book value of patents we acquired from Intellectual Ventures and its affiliates. We had a working capital deficiency of approximately $10.6 million at March 31, 2021 and approximately $8.2 million at December 31, 2020 and our continuing losses are generating an increase in our negative working capital. We cannot give assurance that we can or will ever operate profitably.

We did not generate any revenue during the fourth quarter of 2020 and the first quarter of 2021. During the fourth quarter of 2020 and the first quarter of 2021, we did not generate any revenue. Because we were in default under our loans to Intelligent Partners (as successor to United Wireless), with Intelligent Partners having the ability to declare a default on our notes in the principal amount of $4,672,810, with the possibility of our seeking protection under the Bankruptcy Act, we ceased our monetization activities, since no counsel would represent us on a contingent basis in view of the default and possible bankruptcy, and devoted our efforts in negotiating the agreements with QFL and Intelligent Partners, which were closed during the first quarter of 2021.

Our independent auditors have included a going concern qualification in their report on our financial statements for the year ended December 31, 2020. Because of our history of losses, deficiency in stockholders’ equity, working capital deficiency and the uncertainty of generating revenues in the future, our independent auditors have included a going concern qualification in their report on our financial statements for the year ended December 31, 2020.

We require significant funding in order to develop our business. Our business requires substantial funding to evaluate and acquire intellectual property rights and to develop and implement programs to monetize our intellectual property rights, including the prosecution of any litigation necessary to enable us to monetize our intellectual property rights. Our failure to develop and implement these programs could both jeopardize our relationships under our existing agreements and could inhibit our ability to generate new business, either through the acquisition of intellectual property rights or through exclusive management agreements. We cannot be profitable unless we are able to obtain the funding necessary to develop our business, including litigation to monetize our intellectual property. Although we have an agreement with QFL which provides a funding line to acquire and monetize intellectual property rights, QFL must approve any intellectual property we acquire and, if QFL does not fund an intellectual property acquisition, we may not be able to acquire and monetize the intellectual property. We cannot assure you that we will be able to obtain necessary funding or to develop our business.

The terms of our agreements with QFL and Intelligent Partners may make it difficult for us to generate cash flow from our operations. Although we have an agreement with QFL pursuant to which QFL agreed to make available to us a financing facility of (i) up to $25,000,000 for the acquisition of mutually agreed patent rights that the Company intends to monetize; (ii) up to $2,000,000 for operating expenses from which the Company may, at its discretion, draw up to $200,000 per calendar quarter, of which the Company has drawn $400,000; and (iii) $1,750,000 to fund the cash payment portion of the restructure of our obligations to Intelligent Partners, which was paid directly to Intelligent Partners. Pursuant to the QFL agreement, QFL receive all proceeds payable to us from the monetization of those patents which have been financed by QFL until QFL has received its negotiated rate of return, then we and QFL share equally in the proceeds from monetization until QFL has received its investment return and thereafter we receive all of the net proceeds. Pursuant to our restructure agreement with Intelligent Partners, we have an obligation to pay total monetization proceeds obligations (“TMPO”) totaling $2,805,000. Under our amended monetization proceeds agreements with Intelligent Partners, we pay Intelligent Partners 60% of the net monetization proceeds from associated intellectual property portfolios. Further, until we have paid Intellectual Partners a total of $2,805,000 under all of the monetization proceeds agreements, for net proceeds between $0 and $1,000,000 we are to pay Intelligent Partners 10% of the net proceeds realized from new assets acquired by us, provided, that, if, in any calendar quarter, our net proceeds realized exceed $1,000,000, Intelligent Partner’s entitlement for that quarter shall increase to 30% on the portion of net proceeds in excess of $1,000,000 but less than $3,000,000, and if in the same calendar quarter, net proceeds exceed $3,000,000, Intelligent Partner’s entitlement for that quarter shall increase to 50% on the portion of net proceeds in excess of $3,000,000. These payments come from our share of the proceeds after QFL has recovered it negotiated rate of return. In these agreements, the monetization proceeds is determined after payment of contingent legal fees and certain other expenses, including payments due by us to the party that sold us the intellectual property rights. We cannot assure you that, as a result of these provisions, that we will generate any meaningful cash flow from the intellectual property we acquire. If we do not generate sufficient cash flow from our monetization activities, we may not be able to fund our operations or continue in business.

Our failure to make required payments to sellers of two of our patent portfolios may result in a default under the agreements. Pursuant to our subsidiaries’ agreements with IV 34/37, with respect to the CTX portfolio, and IV 113/108 with respect to the M-RED portfolio, respectively, our subsidiaries are to pay to the sellers 50% of net recoveries, as defined, from the respective portfolios which we purchased from them, IV 34/37 and IV 113/108. These agreements provided that if the cumulative distributions did not equal or exceed specified amounts, the subsidiaries would pay the difference. As of the date of this prospectus, the cumulative unpaid distributions were $600,000 to IV 34/37 and approximately $260,000 to IV 113/108. In April 2021, the parties entered into a non-binding letter of intent pursuant to which IV 34/37 and IV 113/108 would not take any action with respect to the delinquent payment while the parties negotiated an amended payment schedule. We can give no assurance that we will be able to negotiate an amended payment schedule or that IF 34/38 or IV 113/108 will not take action to enforce its remedies under the patent purchase agreement, A default under these agreements could result in a default under our agreements with QFL, and, even if it does not declare a default, QFL may be reluctant to finance our intellectual property acquisition if we are in default under any of our patent acquisition agreements with Intellectual Venture affiliates. Further, it may be necessary for CXT or M-RED to seek protection under the Bankruptcy Act if we are not able to enter into modification agreements with the Intellectual Ventures affiliates

Our business may be impaired by the effects of the COVID-19 pandemic and the effects of the response to the pandemic. Although we do not manufacture or sell products, the COVID-19 pandemic and the work shutdown imposed in the United States and other countries to limit the spread of the virus can have a negative impact on our business. Our revenue is generated almost exclusively from license fees generated from litigation seeking damages for infringement of our intellectual property rights. The work shutdown has affected the court system and, with courts operating on a reduced schedule. As a result, patent infringement actions are likely to be lower priority items in allocation of court resources, with the effect that deadlines are likely to be postponed which delays may give defendants an incentive to delay negotiations or offer a lower amount than they might otherwise accept. In addition, the effect of the COVID-19 and the public response may adversely affect the financial condition and prospects of defendants and potential defendants, which would make it less likely that they would be willing to settle our claim.

The COVID-19 pandemic and the response to limit the spread of the infection may affect the financial condition of financing sources and the willingness of potential financing sources to provide funding for our litigation. In addition, these factors may affect a law firms’ ability and willingness to provide us with legal services on a contingent or partial contingent and may result in the impairment or discontinuation of business of or the filing of a petition under the Bankruptcy Act by or against any defendant or potential defendant.

Further, to the extent that holders of intellectual property rights see these factors impacting our ability to generate revenue from their intellectual property, they may be reluctant to sell intellectual property to us on terms which are acceptable to us.

We are dependent upon our chief executive officer. We are dependent upon Jon Scahill, our chief executive officer and president and sole full-time employee, for all aspects of our business including locating, evaluating and negotiating and performing due diligence with respect to intellectual property rights from the owners, managing our intellectual property portfolios, engaging in licensing activities and monetizing the rights through licensing and managing and monitoring any litigation with respect to our intellectual property as well as defending any actions by potential licensees seeking a declaratory judgment that they do not infringe. The loss of Mr. Scahill would materially impair our ability to conduct our business. Although we have an employment agreement with Mr. Scahill, the employment agreement does not ensure that Mr. Scahill will remain with us.

Any equity funding we obtain may result in significant dilution to our stockholders. Because of our financial position, our continuing losses and our negative working capital from operations, we do not expect that we will be able to obtain any debt financing for our operations. Because our stock price has frequently traded at a price which is less than $0.01 per share, it will be very difficult for us to raise funds in the equity markets. Our stock traded below $0.01 for a significant period, as a result of which we did not meet the requirements for trading on the OTCQB and our common stock was traded on the OTC Pink from August 28, 2020 until May 6, 2021. Further, the risk that our common stock may trade on the OTC Pink in the future also makes it difficult for us to raise money in the equity market. In the event that we are able to raise funds in the equity market, the sale of shares would result in significant dilution to the present stockholders, and even a modest equity investment could result in the issuance of a very significant number of shares.

Risks Relating to Monetizing our Intellectual Property Rights

We may not be able to monetize our intellectual property portfolios. Although our business plan is to generate revenue from our intellectual property portfolios, we have not been successful in generating any significant revenue from our portfolios and we have not generated any revenues from several of our intellectual property portfolios. We cannot assure you that we will be able to generate any significant revenue from our existing portfolios or that we will be able to acquire new intellectual property rights that will generate significant revenue.

If we are not successful in monetizing our portfolios, we may not be able to continue in business. Although we have ownership of some of our intellectual property, we also license the rights pursuant to agreements with the owners of the intellectual property. If we are not successful in generating revenue for those parties who have an interest in the results of our efforts, those parties may seek to renegotiate the terms of our agreements with them, which could both impair our ability to generate revenue from our intellectual property and make it more difficult for us to obtain rights to new intellectual property rights. If we continue to be unable to generate revenue from our existing intellectual property portfolios and any new portfolios we may acquire, we may be unable to continue in business.

If we are not successful in patent litigation, the defendants may seek to have the court award attorneys’ fees to them against us which could result in the bankruptcy of the plaintiff subsidiary and may result in a default under our agreement QFL. The United States patent laws provide that “the court in exceptional cases may award reasonable attorney fees to the prevailing party.” Although the patents are owned by our subsidiaries and any judgment would be awarded against the subsidiaries, the subsidiaries have no assets other than the patent rights. Our funding sources for our patent litigation do not provide for the funding source to pay any judgment against us. Thus, if any defendants obtain a judgment against one of our subsidiaries, they may seek to enforce their judgment against the patents owned by the subsidiary or seek to put the subsidiary into bankruptcy and acquire the patents in the bankruptcy proceeding. As a result, it is possible that an adverse verdict in a petition for legal fees could result in the loss of the patents owned by the subsidiary and a default under our agreement with QFL.

Our inability to acquire intellectual property portfolios will impair our ability to generate revenue and develop our business. We do not have the personnel to develop patentable technology by ourselves. Thus, we need to depend on acquiring rights to intellectual property and intellectual property portfolios from third parties. In acquiring intellectual property rights, there are delays in (i) identifying the intellectual property which we may want to acquire, (ii) negotiating an agreement with the owner or holder of the intellectual property rights, and (iii) generating revenue from those intellectual property rights which we acquire. During these periods, we will continue to incur expenses with no assurance that we will generate revenue. We currently hold intellectual property portfolios from which we have not generated any revenue to date, and we cannot assure you that we will generate revenue from our existing intellectual property portfolios or any additional intellectual properties which we may acquire.

We may be unable to enforce our intellectual property rights unless we obtain third party funding. Because of the expense of litigation and our lack of working capital, we may be unable to enforce our intellectual property rights unless we obtain the agreement of a third party to provide funding in support of our litigation. We cannot assure you that QFL or any other funding source provide us the any necessary funding, and the failure to obtain such funding may impair our ability to monetize our intellectual property portfolio or continue in business.

Because we need to rely on third-party funding sources to provide us with funds to enforce our intellectual property rights we are dependent upon the perception by potential funding sources of the value of our intellectual property. Because we do not have funds to pursue litigation to enforce our intellectual property rights, we are dependent upon the valuation which potential funding sources, which currently is QFL, give to our intellectual property or any intellectual property we may acquire. In determining whether to provide funding for intellectual property litigation, the funding sources need to make an evaluation of the strength of our patents, the likelihood of success, the nature of the potential defendants and a determination as to whether there is a sufficient potential recovery to justify a significant investment in intellectual property litigation. Typically, such funding sources receive a percentage of the recovery after litigation expenses, and seek to generate a sufficient return on investment to justify the investment. Under our agreement with QFL, QFL is allocated all of the net proceeds (after allowable expenses) until it has received a negotiated return. Unless QFL or any other funding source believes that it will generate a sufficient return on investment, it will not fund litigation. If QFL does not fund our acquisition or monetization of intellectual property we propose to acquire, we cannot assure you that we will be able to negotiate funding agreements with third party funding sources on terms reasonably acceptable to us, if at all. Because of our financial condition, we may only be able to obtain funding on terms which are less favorable to us than we would otherwise be able to obtain.

Although we have a funding agreements with QFL, there is no assurance that we will generate revenue from the funded litigation. Although the funding source makes its evaluation as to the likelihood of success, patent litigation is very uncertain, and we cannot assure you that, just because we obtain litigation funding, we will be successful or that any recovery we may obtain will be significant.

Because QFL and Intelligent Partners hold a security interest in almost all of our intellectual property and the proceeds from our intellectual property, we may not be able to raise funds through a debt financing. Pursuant to our agreements with QFL and Intelligent Partners, we granted them a security interest in the stock of our subsidiaries that hold the intellectual property acquired from Intellectual Ventures and in the proceeds from the monetization of intellectual property acquired from Intellectual Ventures and our mobile data and financial data portfolios. The inability to grant a security interest in these assets to a new lender would materially impair our ability to obtain debt financing for our operations, and may also impair our ability to obtain financing to acquire additional intellectual property rights.

Because of our financial condition and our having generated a loss from operations in 2019 and 2020 from our existing portfolios, we may not be able to obtain intellectual property rights to the most advanced technologies. In order to generate meaningful revenues from intellectual property rights, we need to be able to identify, negotiate rights to and offer technologies for which there is a developing market. Because of our financial condition and the terms under which we obtain financing for our litigation, we may be unable to negotiate rights to technology for which there which will be a strong developing market, or, if we are able to negotiate agreements for such intellectual property, the terms of our purchase or license may not be favorable to us. Accordingly, we cannot assure you that we will be able to acquire intellectual property rights to the technology for which there is a strong market demand.

Potential acquisitions may present risks, and we may be unable to achieve the financial or other goals intended at the time of any potential acquisition. Our ability to grow depends, in large part, on our ability to acquire interests in intellectual property, including patented technologies, patent portfolios, or companies holding such patented technologies and patent portfolios. Accordingly, we intend to engage in acquisitions to expand our intellectual property portfolios and we intend to continue to explore such acquisitions. Such acquisitions are subject to numerous risks, including the following:

●	our failure to have sufficient funding to enable us to make the acquisition, together with the terms on which such funding is available, if at all;

●	our failure to have sufficient personal to satisfy the seller that we have the personnel to monetize the assets we propose to acquire;

●	dilution to our stockholders to the extent that we use equity in connection with any acquisition;

●	our inability to enter into a definitive agreement with respect to any potential acquisition, or if we are able to enter into such agreement, our inability to consummate the potential acquisition;

●	difficulty integrating the operations, technology and personnel of the acquired entity;

●	our inability to achieve the anticipated financial and other benefits of the specific acquisition;

●	difficulty in maintaining controls, procedures and policies during the transition and monetization process;

●	diversion of our management’s attention from other business concerns, especially considering that we have only one full-time employee/officer who is responsible for performing due diligence, negotiating agreements, negotiating funding and implementing a monetization program; and

●	our failure, in our due diligence process, to identify significant issues, including issues with respect to patented technologies and intellectual property portfolios, and other legal and financial contingencies.

If we are unable to manage these risks and other risks effectively as part of any acquisition, our business could be adversely affected.

Our acquisition of intellectual property rights may be time consuming, complex and costly, which could adversely affect our operating results. Acquisitions of patent or other intellectual property assets, which are and will be critical to the development of our business, are often time consuming, complex and costly to consummate. We may utilize many different transaction structures in our acquisitions and the terms of such acquisition agreements tend to be heavily negotiated. As a result, we expect to incur significant operating expenses and may be required to raise capital during the negotiations even if the acquisition is ultimately not consummated. Even if we are able to acquire particular intellectual property assets, there is no guarantee that we will generate sufficient revenue related to those intellectual property assets to offset the acquisition costs. We may also identify intellectual property assets that cost more than we are prepared to spend with our own capital resources. We may incur significant costs to organize and negotiate a structured acquisition that does not ultimately result in an acquisition of any intellectual property assets or, if consummated, proves to be unprofitable for us. These higher costs could adversely affect our operating results.

If we acquire technologies that are in the early stages of market development, we may be unable to monetize the rights we acquire. We may acquire patents, technologies and other intellectual property rights that are in the early stages of adoption in the commercial, industrial and consumer markets. Demand for some of these technologies will likely be untested and may be subject to fluctuation based upon the rate at which companies may adopt our intellectual property in their products and services. As a result, there can be no assurance as to whether technologies we acquire or develop will have value that we can monetize. It may also be necessary for us to develop additional intellectual property and file new patent applications as the underlying commercial market evolves, as a result of which we may incur substantial costs with no assurance that we will ever be able to monetize our intellectual property.

Our intellectual property monetization cycle is lengthy and costly and may be unsuccessful. We expect to incur significant marketing, legal and sales expenses prior to entering into monetization events that generate revenue for us. We will also spend considerable resources educating potential licensees on the benefits of entering into an agreement with us that may include a non-exclusive license for future use of our intellectual property rights. Thus, we may incur significant losses in any particular period before any associated revenue stream begins. If our efforts to convince potential licensees of the benefits of a settlement arrangement are unsuccessful, we may need to continue with the litigation process or other enforcement action to protect our intellectual property rights and to realize revenue from those rights. We may also need to litigate to enforce the terms of existing agreements, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Enforcement proceedings are typically protracted and complex. The costs are typically substantial, and the outcomes are unpredictable. Enforcement actions will divert our managerial, technical, legal and financial resources from business operations.

We may not be successful in obtaining judgments in our favor. We have commenced litigation seeking to monetize our intellectual property portfolios and it will be necessary for us to commence ligation in the future. All litigation is uncertain, and a number of the actions we commenced have been dismissed by the trial court. We cannot assure you that any litigation will be decided in our favor or that, if damages are awarded or a license is negotiated, that we will generate any significant revenue from the litigation or that any recovery may be allocated to counsel and third party funding source which may result in little if any revenue to us.

Our financial condition may cause both intellectual property rights owners and potential licensees to believe that we do not have the financial resources to commence and prosecute litigation for infringement. Because of our financial condition, both intellectual property rights owners and potential licensees may believe that we do not have the ability to commence and prosecute sustained and expensive litigation to protect our intellection rights with the effect that (i) intellectual property rights owners may be reluctant to grant us rights to their intellectual property and (ii) potential licensees may be less inclined to pay for license rights from us or settle any litigation we may commence on terms which generate any meaningful monetization.

Any patents which may be issued to us pursuant to patent applications which we filed or may file may fail to give us necessary protection. We cannot be certain that patents will be issued as a result of any pending or future patent applications, or that any of our patents, once issued, will provide us with adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we will be the first to make additional new inventions or to file patent applications covering those inventions. It is also possible that others may have or may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we may acquire, our continued rights will depend on meeting any obligations to the seller and we may be unable to do so. Our failure to obtain or maintain intellectual property rights for our inventions would lead to the loss of our investments in such activities, which would have a material adverse effect on us.

The provisions of Federal Declaratory Judgment Act may affect our ability to monetize our intellectual property. Under the Federal Declaratory Judgment Act, it is possible for a party who we consider to be infringing upon our intellectual property to commence an action against us seeking a declaratory judgment that such party is not infringing upon our intellectual property rights. In such a case, the plaintiff could choose the court in which to bring the action and we would be the defendant in the action. Common claims for declaratory judgment in patent cases are claims of non-infringement, patent invalidity and unenforceability. Although the commencement of an action requires a claim or controversy, a court may find a letter from us to the alleged infringer seeking a royalty for the use of our intellectual property rights to form the basis of a controversy. In such a case, the plaintiff, rather than we, would choose the court in which to bring the action and the timing of the action. In addition, when we commence an action as plaintiff, we may be able to enter into a contingent fee arrangement with counsel, it is possible that counsel may be less willing to accept such an arrangement if we are the defendant. Further, we would not have the opportunity of choosing against which party to bring the action. An adverse decision in a declaratory judgment action could significantly impair our ability to monetize the intellectual property rights which are the subject of the litigation. We have been a defendant in one declaratory judgment action, which resulted in a settlement. We cannot assure you that potential infringers will not be able to use the Declaratory Judgment Act to reduce our ability to monetize the patents that are the subject of the action.

A 2014 Supreme Court decision could significantly impair business method and software patents. In June 2014, the United States Supreme Court, in Alice v. CLS Bank, struck down patents covering a computer-implemented scheme for mitigating “settlement risk” by using a third party intermediary, holding the patent claims to be ineligible as being drawn to a patent-ineligible abstract idea. The courts have been dealing for many years over what business methods are patentable. We cannot predict the extent to which the decision in Alice as well as prior Supreme Court decisions dealing with patents, will be interpreted by courts. To the extent that the Supreme Court decision in Alice gives businesses reason to believe that business model and software patents are not enforceable, it may become more difficult for us to monetize patents which are held to be within the ambit of the patents before the Supreme Court in Alice and for us to obtain counsel willing to represent us on a contingency basis. As a result, the decision in Alice could materially impair our ability to obtain patent rights and monetize those which we do obtain.

Legislation, regulations or rules related to obtaining patents or enforcing patents could significantly increase our operating costs and decrease our revenue. We may apply for patents and may spend a significant amount of resources to enforce those patents. If legislation, regulations or rules are implemented either by Congress, the United States Patent and Trademark Office, or the courts that impact the patent application process, the patent enforcement process or the rights of patent holders, these changes could negatively affect our expenses and revenue. For example, new rules regarding the burden of proof in patent enforcement actions could significantly both increase the cost of our enforcement actions and make it more difficult to sign licenses without litigation, changes in standards or limitations on liability for patent infringement could negatively impact our revenue derived from such enforcement actions, and any rules requiring that the losing party pay legal fees of the prevailing party could also significantly increase the cost of our enforcement actions. United States patent laws were recently amended with the enactment of the Leahy-Smith America Invents Act, or the America Invents Act, which took effect on March 16, 2013. The America Invents Act includes a number of significant changes to U.S. patent law. In general, the legislation attempts to address issues surrounding the enforceability of patents and the increase in patent litigation by, among other things, establishing new procedures for patent litigation. For example, the America Invents Act changes the way that parties may be joined in patent infringement actions, increasing the likelihood that such actions will need to be brought against individual parties allegedly infringing by their respective individual actions or activities. The America Invents Act and its implementation increases the uncertainties and costs surrounding the enforcement of our patented technologies, which could have a material adverse effect on our business and financial condition. In addition, the U.S. Department of Justice has conducted reviews of the patent system to evaluate the impact of patent assertion entities on industries in which those patents relate. It is possible that the findings and recommendations of the Department of Justice could impact the ability to effectively license and enforce standards-essential patents and could increase the uncertainties and costs surrounding the enforcement of any such patented technologies.

Proposed legislation may affect our ability to conduct our business. There are presently pending or proposed a number of laws which, if enacted, may affect the ability of companies such as us to generate revenue from our intellectual property rights. Typically, these proposed laws cover legal actions brought by companies which do not manufacture products or supply services but seek to collect licensing fees based on their intellectual property rights and, if they are not able to enter into a license, to commence litigation. Although a number of such bills have been proposed in Congress, we do not know which, if any, bills will be enacted into law or what the provisions will be and, therefore, we cannot predict the effect, if any, that such laws, if passed by Congress and signed by the president, would provide. However, we cannot assure you that legislation will not be enacted which would impair our ability to operate by making it more difficult for us to commence litigation against a potential licensee or infringer. To the extent that an alleged infringer believes that we will not prevail in litigation, it would be more difficult to negotiate a license agreement without litigation.

The unpredictability of our revenues may harm our financial condition. Our revenues from licensing have typically been lump sum payments entered into at the time of the license, which may be in connection with the settlement of litigation, and not from licenses that pay an ongoing royalty. Due to the nature of the licensing business and uncertainties regarding the amount and timing of the receipt of license and other fees from potential infringers, stemming primarily from uncertainties regarding the outcome of enforcement actions, rates of adoption of our patented technologies, the growth rates of potential licensees and certain other factors, our revenues, if any, may vary significantly from quarter to quarter, which could make our business difficult to manage, adversely affect our business and operating results, cause our quarterly results to fall below market expectations and adversely affect the market price of our common stock.

Our success depends in part upon our ability to retain the qualified legal counsel to represent us in patent enforcement litigation. The success of our licensing business may depend upon our ability to retain the qualified legal counsel to prosecute patent infringement litigation. As our patent enforcement actions increase, it will become more difficult to find the preferred choice for legal counsel to handle all of our cases because many of these firms may have a conflict of interest that prevents their representation of us or because they are not willing to represent us on a contingent or partial contingent fee basis.

Our reliance on representations, warranties and opinions of third parties may expose us to certain material liabilities. From time to time, we rely upon the representations and warranties of third parties, including persons claiming ownership of intellectual property rights, and opinions of purported experts. In certain instances, we may not have the opportunity to independently investigate and verify the facts upon which such representations, warranties and opinions are made. By relying on these representation, warranties and opinions, we may be exposed to liability in connection with the licensing and enforcement of intellectual property and intellectual property rights which could have a material adverse effect on our operating results and financial condition.

In connection with patent enforcement actions, counterclaims may be brought against us and a court may rule against us in counterclaims which may expose us and our operating subsidiaries to material liabilities. In connection with patent enforcement actions, it is possible that a defendant may file counterclaims against us or a court may rule that we have violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against us or our operating subsidiaries or award attorney’s fees and/or expenses to the counterclaiming defendant, which could be material, and if we or our operating subsidiaries are required to pay such monetary sanctions, attorneys’ fees and/or expenses, such payment could materially harm our operating results, our financial position and our ability to continue in business.

Trial judges and juries may find it difficult to understand complex patent enforcement litigation, and as a result, we may need to appeal adverse decisions by lower courts in order to successfully enforce our patents. It is difficult to predict the outcome of patent enforcement litigation at the trial level. It is often difficult for juries and trial judges to understand complex, patented technologies, and, as a result, there is a higher rate of successful appeals in patent enforcement litigation than more standard business litigation. Regardless of whether we prevail in the trial court, appeals are expensive and time consuming, resulting in increased costs and delayed revenue, and attorneys may be less likely to represent us in an appeal on a contingency basis especially if we are seeking to appeal an adverse decision. Although we may diligently pursue enforcement litigation, we cannot predict the decisions made by juries and trial courts.

More patent applications are filed each year resulting in longer delays in getting patents issued by the United States Patent and Trademark Office. We hold a number of pending patents and may file or acquire rights to additional patent applications. We have identified a trend of increasing patent applications each year, which we believe is resulting in longer delays in obtaining approval of pending patent applications. The application delays could cause delays in recognizing revenue, if any, from these patents and could cause us to miss opportunities to license patents before other competing technologies are developed or introduced into the market.

U.S. Federal courts are becoming more crowded, and, as a result, patent enforcement litigation is taking longer. Patent enforcement actions are almost exclusively prosecuted in federal district courts. In May 2017, the United States Supreme Court, in TC Heartland v. Kraft Foods Groups Brands, held that a corporate defendant may be sued either in its state of incorporation, or where it has committed acts of infringement and has a regular and established place of business. To the extent that the Supreme Court decision in TC Heartland concentrates patent litigation in districts within states popular for business incorporation, such as the Federal District Court for the District of Delaware, such courts may become increasingly crowded. Federal trial courts that hear patent enforcement actions also hear criminal and other civil cases. Criminal cases always take priority over patent enforcement actions. As a result, it is difficult to predict the length of time it will take to complete any enforcement action. Moreover, we believe there is a trend in increasing numbers of civil lawsuits and criminal proceedings, and, as a result, we believe that the risk of delays in patent enforcement actions will have a significant effect on our business in the future unless this trend changes.

Any reductions in the funding of the United States Patent and Trademark Office could have an adverse impact on the cost of processing pending patent applications and the value of those pending patent applications. Our primary assets are our patent portfolios, including pending patent applications before the United States Patent and Trademark Office. The value of our patent portfolios is dependent upon the issuance of patents in a timely manner, and any reductions in the funding of the United States Patent and Trademark Office could negatively impact the value of our assets. Further, reductions in funding from Congress could result in higher patent application filing and maintenance fees charged by the United States Patent and Trademark Office, causing an unexpected increase in our expenses.

The rapid development of technology may impair our ability to monetize intellectual property that we own. In order for us to generate revenue from our intellectual property, we need to offer intellectual property that is used in the manufacture or development of products. Rapid technological developments have reduced the market for products using less advanced technology. To the extent that technology develops in a manner in which our intellectual property is not a necessary element or to the extent that others design around our intellectual property, our ability to license our intellectual property portfolios or successfully prosecute litigation will be impaired. We cannot assure you that we will have rights to intellectual property for most advanced technology or that there will be a market for products which require our technology.

The intellectual property management business is highly competitive. A large number of other companies seek to obtain rights to new intellectual property and to market existing intellectual property. Most of these companies have significantly both greater resources that we have and industry contacts which place them in a better position to generate new business. Further, our financial position, our lack of executive personnel and our inability to generate revenue from our portfolio can be used against us by our competitors. We cannot assure you that we will be successful in obtaining intellectual property rights to new developing technologies.

As intellectual property enforcement litigation becomes more prevalent, it may become more difficult for us to voluntarily license our intellectual property. We believe that the more prevalent intellectual property enforcement actions become, the more difficult it will be for us to voluntarily license our intellectual property rights. As a result, we may need to increase the number of our intellectual property enforcement actions to cause infringing companies to license the intellectual property or pay damages for lost royalties.

Weak global economic conditions may cause potential licensees to delay entering into licensing agreements, which could prolong our litigation and adversely affect our financial condition and operating results. Our business depends significantly on strong economic conditions that would encourage potential licensees to enter into license agreements for our intellectual property rights. The United States and world economies have recently experienced weak economic conditions. Uncertainty about global economic conditions poses a risk as businesses may postpone spending in response to tighter credit, negative financial news and declines in income or asset values. This response could have a material adverse effect on the willingness of parties infringing on our assets to enter into settlements or other revenue generating agreements voluntarily.

If we are unable to adequately protect our intellectual property, we may not be able to compete effectively. Our ability to compete depends in part upon the strength of the intellectual property and intellectual property rights that we own or may hereafter acquire in our technologies, brands and content and our ability to protect such intellectual property rights. We rely on a combination of patent and intellectual property laws and agreements to establish and protect our patent, intellectual property and other proprietary rights. The efforts we take to protect our patents, intellectual property and other proprietary rights may not be sufficient or effective at stopping unauthorized use of our patents, intellectual property and other proprietary rights. In addition, effective trademark, patent, copyright and trade secret protection may not be available or cost-effective in every country in which we have rights. There may be instances where we are not able to protect or utilize our patent and other intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our patent assets and intellectual property and other proprietary rights from unauthorized use, the value of those assets may be reduced, which could negatively impact our business. Our inability to obtain appropriate protections for our intellectual property may also allow competitors to enter our markets and produce or sell the same or similar products as those covered by our intellectual property rights. In addition, protecting our intellectual property and intellectual property rights is expensive and diverts our critical and limited managerial resources. If any of the foregoing were to occur, or if we are otherwise unable to protect our intellectual property and proprietary rights, our business and financial results could be impaired. If it becomes necessary for us to commence legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our intellectual property rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings. We also rely on trade secrets and contract law to protect some of our intellectual property rights. We will enter into confidentiality and invention agreements with our employees and consultants. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our un-patented trade secrets and know-how. Moreover, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

Risks Concerning our Common Stock

There is a limited market for our common stock, which may make it difficult for you to sell your stock. Our common stock trades on the OTCQB market under the symbol “QPRC.” There is a limited trading market for our common stock and our common stock has frequently traded for less than $0.01. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock. Further, because of the thin float, the reported bid and asked prices may have little relationship to the price you would pay if you wanted to buy shares or the price you would receive if you wanted to sell shares.  One of the standards for continued eligibility on the OTCQB is that the stock must maintain a minimum closing bid price of $0.01 per share on at least one of the prior thirty consecutive calendar days. Our common stock was recently delisted from the OTCQB for failure to meet the minimum stock price requirement. We cannot assure you that we will continue to be eligible for trading on the OTCQB.

Because our common stock is a penny stock, you may have difficulty selling our common stock in the secondary trading market. Our common stock fits the definition of a penny stock and therefore is subject to the rules adopted by the SEC regulating broker-dealer practices in connection with transactions in penny stocks. The SEC rules may have the effect of reducing trading activity in our common stock making it more difficult for investors to purchase and sell their shares. The SEC’s rules require a broker or dealer proposing to effect a transaction in a penny stock to deliver the customer a risk disclosure document that provides certain information prescribed by the SEC, including, but not limited to, the nature and level of risks in the penny stock market. The broker or dealer must also disclose the aggregate amount of any compensation received or receivable by him in connection with such transaction prior to consummating the transaction. In addition, the SEC’s rules also require a broker or dealer to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction before completion of the transaction. The existence of the SEC’s rules may result in a lower trading volume of our common stock and lower trading prices. Further, some broker-dealers will not process transactions in penny stocks. Many brokers do not trade in penny stocks and stock that are not listed on a stock exchange.

Our lack of internal controls over financial reporting may affect the market for and price of our common stock. Our disclosure controls and our internal controls over financial reporting are not effective. Since we became engaged in the intellectual property management business in 2008, we have not had the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. Our continued poor financial condition together with the fact that we have one full time employee, who is both our chief executive officer and chief financial officer, makes it difficult for us to implement a system of internal controls over financial reporting, and we cannot assure you that we will be able to develop and implement the necessary controls. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise debt or equity financing.

Our lack of a full-time chief financial officer could affect our ability to develop financial controls, which could affect the market price for our common stock. We do not have a full-time chief financial officer. At present, our chief executive officer, who does not have an accounting background, is also acting as our chief financial officer. We do not anticipate that we will be able to hire a qualified chief financial officer unless our financial condition improves significantly. The lack of an experienced chief financial officer, together with our lack of internal controls, may impair our ability to raise money through a debt or equity financing, the market for our common stock and our ability to enter into agreements with owners of intellectual property rights.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value. As of the date of this prospectus, there has only been limited trading activity in our common stock. There can be no assurance that any significant market will ever develop in our common stock. Because of the low public float and the absence of any significant trading volume, the reported prices may not reflect the price at which you would be able to sell shares if you want to sell any shares you own or buy shares if you wish to buy share. Further, stocks with a low public float may be more subject to manipulation than a stock that has a significant public float. The price may fluctuate significantly in response to a number of factors, many of which are beyond our control. These factors include, but are not limited to, the following, in addition to the risks described above and general market and economic conditions:

●	our low stock price, which may result in a modest dollar purchase or sale of our common stock having a disproportionately large effect on the stock price;

●	the effect of the COVID-19 pandemic and the response to the pandemic on the market both generally and on penny stock;

●	the market’s perception as to our ability to generate positive cash flow or earnings from our intellectual property portfolios;

●	changes in our or securities analysts’ estimate of our financial performance;

●	our ability or perceived ability to obtain necessary financing for operations and for the monetization of our intellectual property rights;

●	the market’s perception of the effects of legislation or court decisions on our business;

●	the market’s perception that a defendant may obtain a judgement against a subsidiary and foreclose on the intellectual property of the subsidiary, which may result in a default under our agreement with United Wireless;

●	the effects or perceived effects of the potential convertibility of convertible notes issued by us;

●	the results or anticipated results of litigation by or against us;

●	the anticipated or actual results of our operations;

●	events or conditions relating to the enforcement of intellectual property rights generally;

●	changes in market valuations of other intellectual property marketing companies;

●	any discrepancy between anticipated or projected results and actual results of our operations;

●	the market’s perception or our ability to continue to make our filings with the SEC in a timely manner;

●	actions by third parties to either sell or purchase stock in quantities which would have a significant effect on our stock price; and

●	other matters not within our control.

Raising funds by issuing equity or convertible debt securities could dilute the value of the common stock and impose restrictions on our working capital. If we were to raise additional capital by issuing equity securities, either alone or in connection with a non-equity financing, the value of the then outstanding common stock could decline. If the additional equity securities were issued at a per share price less than the per share value of the outstanding shares, which is customary in the private placement of equity securities, the holders of the outstanding shares would suffer a dilution in value with the issuance of such additional shares. Because of the low price of our stock and our working capital deficiency, the dilution to our stockholders could be significant. We may have difficulty in raising funds through the sale of debt securities because of both our financial position, the lack of any collateral on which a lender may place a value, and the absence of any history of significant monetizing of our intellectual property rights. If we are able to raise funds from the sale of debt securities, the lenders may impose restrictions on our operations and may impair our working capital as we service any such debt obligations.

Our failure to have filed reports with the SEC may impair the market for and the value of our common stock and may result in liability to us. We did not file reports with the SEC from 2003 until December 2014. We filed our Form 10-K for the year ended December 31, 2012 on December 15, 2014; our Form 10-K for the year ended December 31, 2013 on April 10, 2015; and our Form 10-K for the year ended December 31, 2014 on August 18, 2015. Our failure to have made such filings may affect both the market for our common stock and the value of our common stock as well as the willingness of investors to purchase our stock. Further, because we did not have current information concerning our business and operations available, we have potential liability resulting from our failure to have been current in our SEC filings, and the SEC has broad power to take action against us for our failure to have been in compliance with the reporting requirement of the Securities Exchange Act of 1934. Although the SEC permits an issuer to file an omnibus 10-K covering the periods for which filings were not made, the SEC is not foreclosed from seeking enforcement action for our filing delinquencies. Any such action could have a material adverse effect upon us and the market for and price of our common stock.

Because we have a classified board of directors, it may be more difficult for a third party to obtain control of us. As a result of the approval by our stockholders of our amended and restated certificate of incorporation, our board of directors is a classified board, which means that at each annual meeting, the stockholder will vote for only one-third of the board. A classified board of directors may make it more difficult for a third party of gain control of us which may affect the opportunity of our stockholders to receive any potential benefit which could be available from a third party seeking to obtain control over us.

We do not intend to pay any cash dividends in the foreseeable future. We have not paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, all of which are subject to risks and uncertainties. Forward-looking statements can be identified by the use of words such as “expects,” “plans,” “will,” “forecasts,” “projects,” “intends,” “estimates,” and other words of similar meaning. You can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward looking statement can be guaranteed and actual future results may vary materially.

These risks and uncertainties, many of which are beyond our control, include, and are not limited to:

●	Our ability to generate revenue from our intellectual property rights, including our ability to license our intellectual property rights and our ability to be successful in any litigation which we may commence in order to seek to monetize our intellectual property rights;

●	Our ability or perceived ability to obtain necessary financing for operations and for the monetization of our intellectual property rights;

●	Our ability to negotiate a revised payment schedule with Intellectual Ventures affiliates with respect to delinquent payments due under patent purchase agreements, failing which two of our subsidiaries may have to seek protection under the Bankruptcy Act if the sellers seek to exercise their remedies under the patent purchase agreements;

●	Our ability remain current with respect to our obligations under patent purchase agreements, the failure of which could result in a default under our agreement with QFL or, even if there is no default, may affect the willingness of QFL to make advances to us under the funding agreement;

●	The effect of the COVID-19 pandemic on our ability to generate revenue from our intellectual property; including reduced court schedules which give a lower priority to legal action such as those we file and the ability or willingness of defendants to reach a settlement on our claims, and impairment in the financial condition or bankruptcy of defendants and potential defendants in action which we commenced or may commence;

●	Our ability to generate sufficient proceeds from our intellectual property rights to enable us to realize any cash flow after payments to our funding sources, including Quest Finance LLC (“QFL”) under our financing agreement with QFL, Intelligent Partners, LLC (“Intelligent Partners”) under our restructure agreement, and payments due to counsel;

●	Our ability to identify intellectual property which QFL is willing to fund and to find other funding sources if QFL is not willing to fund the acquisition of the intellectual property;

●	Our ability or perceived ability to obtain necessary financing for operations;

●	Our ability to identify and negotiate purchase terms of intellectual property that QFL is willing to fund the litigation pursuant to our agreements with QFL;

●	Our ability to identify and acquire intellectual property rights for innovative technologies for which there is a significant potential market, including our ability to negotiate to obtain such rights in view of the economic effects COVID-19 pandemic and the resulting business closures;

●	The effect of any adverse decision in any action one of our subsidiaries may commence, including the award of legal fees in favor of a defendant, which may result in the bankruptcy of the subsidiary;

●	The effects on our business, financial conditions and ownership of proprietary rights in the event of any default under our agreements with QFL or Intelligent Partners;

●	The market’s perception of the possible sale by QFL or Intellectual Partners of the shares of common stock which we are required to register;

●	Any damages we may be required to pay in the event that we do not timely register our common stock to be sold by Intellectual Partners of shares we issued to Intellectual Partners or by QFL upon exercise of warrants we issued to QFL; and

●	Other matters not within our control.

In addition, factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed under the caption “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as those discussed in other documents we file with the SEC. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. It is generally based on industry and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We do not assume any obligation to update any forward-looking statement. As a result, you should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholder of their common stock.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of June 1, 2021, and the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus. The table and the other information contained under the captions “Selling Stockholders” and “Plan of Distribution” has been prepared based upon information furnished to us by or on behalf of the selling stockholders. The following table sets forth, as to the selling stockholders, the number of shares beneficially owned, the number of shares being sold, the number of shares beneficially owned upon completion of the offering and the percentage beneficial ownership upon completion of the offering.

			After Sale of Shares in Offering
Name	Shares Beneficially Owned	Shares Being Sold	Shares Beneficially Owned	Percent of Outstanding
QPRC Finance LLC[1]	96,246,246	50,000,000	46,246,246	4.99%
Andrew C. Fitton[2]	117,407,407	35,000,000	82,407,407	14.13%
Michael Carper[3]	78,888,889	15,000,000	63,888,889	10.95%

[1]	The shares beneficially owned by QPRC Finance LLC (“QFL”) represent shares of common stock issuable upon exercise of a warrant to purchase 96,246,246 shares of common stock, which is subject to increase as provided in the warrant. The holder of warrant, together with the affiliates of the holder, cannot exercise the warrant to the extent that the number of shares owned by the holder and its affiliates, after giving effect to the issuance upon exercise do not exceed 4.99% of the outstanding common stock. As of the date of this prospectus, based upon 533,334,630 shares of common stock outstanding, QFL will not be able to exercise the warrant for more than 28,011,154 shares of common stock. QFL may exercise the warrant for more than that number of shares to the extent that we issue additional shares of common stock or QFL sells shares issued upon such exercise.

[2]	Represents 67,407,407 shares owned by Mr. Fitton and 50,000,000 shares of common stock issuable pursuant to an option grant held by Intelligent Partners at an exercise price of $0.0054 per share. Mr. Fitton and Mr. Carper, as the members of Intelligent Partners have the right to vote and dispose of shares owned by Intelligent Partners.

[3]	Represents 28,888,889 shares owned by Mr. Carper and 50,000,000 shares of common stock issuable pursuant to an option grant held by Intelligent Partners, at an exercise price of $0.0054 per share. Mr. Fitton and Mr. Carper, as the members of Intelligent Partners have the right to vote and dispose of shares owned by Intelligent Partners.

The selling stockholders do not have, and within the past three years have not had, any position, office or material relationship with us or with any of our predecessors or affiliates except as described below.

Issuances of Shares to Selling Stockholders

Issuance of Warrant to QFL

On February 22, 2021, we entered into a series of agreements, all dated February 19, 2021,with QFL, including a Prepaid Forward Purchase Agreement pursuant to which QFL agreed to make available to us a financing facility of: (i) up to $25,000,000 for the acquisition of mutually agreed patent rights that the Company intends to monetize; (ii) up to $2,000,000 for operating expenses; and (iii) $1,750,000 to fund the cash payment portion of the restructure of the Company’s obligations to Intelligent Partners LLC (“Intelligent Partners”). These agreements are described under “Business – Agreements with QPRC Finance LLC.” In connection with these agreements, we granted QFL ten-year warrants to purchase a total of up to 96,246,246 shares of our common stock, with an exercise price of $0.0054 per share which may be exercised from February 19, 2021 through February 18, 2031 on a cash or cashless basis. Exercisability of the Warrant is limited if, upon exercise, the holder would beneficially own more than 4.99% (the “Maximum Percentage”) of our common stock, except that by written notice to us, the holder may change the Maximum Percentage to any other percentage not in excess of 9.99% provided any such change will not be effective until the 61st day following notice to us. The warrant also contains certain minimum ownership percentage anti-dilution rights pursuant to which the aggregate number of shares of common stock purchasable upon the initial exercise of the warrant shall not be less than 10% of the aggregate number of outstanding shares of our capital stock (determined on a fully diluted basis).

Pursuant to the QFL Board Observation Rights Agreement, until the later of the date on which QFL or its affiliates (i) have received the entirety of their Investment Return (as defined in Purchase Agreement), and (ii) no longer hold any Securities, we granted QFL the right, exercisable at any time during the Observation Period, to appoint a representative to attend meetings (including, without limitation, telephonic or other electronic meetings) of our board of directors and any committee thereof, including executive sessions, in an observer capacity.

Issuance of shares to Andrew Fitton and Michael Carper

Pursuant to a securities purchase agreement dated October 22, 2015, between United Wireless and us and certain of our subsidiaries, we sold 50,000,000 shares of common stock to United Wireless at $0.005 per share, or an aggregate of $250,000. The shares were issued in connection a financing to provide us with funds to purchase intellectual property rights, and United Wireless subsequently made additional advances to us for the purchase intellectual property rights. At September 30, 2020, promissory notes in the principal amount of $4,672,810 were outstanding. United Wireless assigned the shares to Mr. Fitton (35,000,000 shares) and Mr. Carper (15,000,000 shares), and these shares are being sold by Mr. Fitton and Mr. Carper pursuant to this prospectus. United Wireless assigned the promissory notes to Intelligent Partners, LLC, which is an affiliate of United Wireless and is owned by Mr. Fitton and Mr. Carper. The notes became due by their terms on September 30, 2020, and we did not make any payment on account of principal of and interest on the notes at that date. As a result, Intelligent Partners had the right to declare a default under the notes, and, if Intelligent Partners had taken such action, it would have been necessary for us to seek protection under the Bankruptcy Act. Subsequent to September 30, 2020, we engaged in negotiations with Intelligent Partners in parallel with our negotiations with QFL, with a view to restructuring our obligations under the United Wireless agreements, including the notes, so that we no longer had any obligations under the notes or the securities purchase agreement. These negotiations resulted in a Restructure Agreement dated February 22, 2021 pursuant to which we paid Intelligent Partners $1,750,000 from the proceeds from our agreements with QFL. The Restructure Agreement and the related agreements are described under “Business- Restructure Agreement with Intelligent Partners. Pursuant to the Restructure Agreement, Intelligent Partners assigned $250,000 of the note to Mr. Fitton and Mr. Carper, who converted the note into 46,296,296 shares of common stock, of which 32,407,407 shares were issued to Mr. Fitton and 13,888,889 shares issued to Mr. Carper, and we granted to Intellectual Partners an option, expiring at September 30, 2025, to purchase 50,000,000 shares at $0.0054 per share. Pursuant to the Intelligent Partners Board Observation Rights Agreement, we granted Intelligent Partners the right until we have made payments pursuant to restructure agreement and the monetization agreements totaling $2,805,000 to appoint a representative to attend meetings of the board of directors and any committee thereof, including executive sessions, in an observer capacity.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. The shares offered by this prospectus may be sold by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which a broker-dealer will attempt to sell the shares as agent but may purchase a position and resell a portion of the block as principal to facilitate the transaction;

●	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange if we are listed on an exchange at the time of sale;

●	privately negotiated transactions, including gifts;

●	covering short sales made after the date of this prospectus;

●	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method of sale permitted pursuant to applicable law.

To the extent permitted under Rule 144, the selling stockholders may also sell the shares owned by them pursuant to Rule 144 rather than pursuant to this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the selling stockholders is an affiliate of any broker-dealer.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if the selling stockholders default in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or lend or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, they will be subject to the prospectus delivery requirements of the Securities Act, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We may be required to amend or supplement this prospectus in the event that (a) a selling stockholder transfers securities under conditions which require the purchaser or transferee to be named in the prospectus as a selling stockholder, in which case we will be required to amend or supplement this prospectus to name the selling stockholder, or (b) any one or more selling stockholders sells stock to an underwriter, in which case we will be required to amend or supplement this prospectus to name the underwriter and the method of sale.

We are paying all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the OTCQB Market under the symbol QPRC.  Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Stockholders of Record

As of April 13, 2021, we had 426 stockholders of record of our common stock.

Transfer Agent

Continental Stock Transfer & Trust Company, One State Street, 30th floor, New York, New York 10004-1561 is the transfer agent for our common stock.

Dividends

We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of our business.

Securities Authorized for Issuance under Equity Compensation Agreements

The following table gives information concerning common stock that may be issued upon the exercise of options granted to certain officers, directors and consultants under their respective individual compensation agreements with us as of March 31, 2021.

Equity Compensation Agreements Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted- average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (#)
As of March 31, 2021
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders (1)	150,000,000	$0.03	176,000,000
Total	150,000,000	$0.03	176,000,000

A summary of the status of our equity grants and changes is set forth below:

(1)	On November 10, 2017, the board of directors adopted the 2017 Equity Incentive Plan (the “Plan”) pursuant to which we can issue up to 150,000,000 shares of common stock pursuant to non-qualified stock options, restricted stock grants and other equity-based incentives. On February 19, 2021, the board of directors amended the Plan increasing the shares we can issue under the plan to 500,000,000. At March 31, 2020, 176,000,000 shares are available under the Plan.

No warrants or options were granted or exercised in 2020.

On February 19, 2021, the board of directors amended the 2017 Equity Incentive Plan (the “Plan”) increasing the shares the Company can issue under the plan to 500,000,000 shares of common stock pursuant to non-qualified stock options, restricted stock grants and other equity-based incentives, and the amendment to the Plan became effective upon the closing of the agreements with QFL, which was February 22, 2021. In connection with the increase in the shares of common stock issuable pursuant to the plan, the board;

●	granted restricted stock grants for 10,000,000 shares, which vested immediately, to each of three consultants pursuant to agreements with the consultants;

●	granted restricted stock grants for a total of 69,000,000 shares to our directors, Jon C. Scahill (49,000,000 shares), Timothy J. Scahill (10,000,000 shares) and Dr. William R. Carroll (10,000,000 shares) as compensation for services rendered;

●	granted a restricted stock grant to Ryan T. Logue for 5,000,000 shares upon his acceptance of his appointment as a director;

●	granted ten-year non-qualified stock options to purchase 30,000,000 shares to each of three consultants pursuant to agreements with the consultants, the options to vest as provided in their agreements;

●	granted a ten-year non-qualified stock option to purchase 60,000,000 shares to Jon C. Scahill, which vest in installments as described under “Management -- 2017 Equity Incentive Plan.”

Recent sales of unregistered securities.

We did not sell any unregistered securities since January 1, 2021 other than issuances that were reported in our SEC filings.

BUSINESS

Overview

We are an intellectual property asset management company. Our principal operations include the acquisition, licensing and enforcement of intellectual property rights that are either owned or controlled by us or one of our wholly-owned subsidiaries. We currently own, control or manage thirteen intellectual property portfolios, which principally consist of patent rights. Our thirteen intellectual property portfolios include the portfolios which we acquired from Intellectual Ventures Assets 16, LLC (“Intellectual Ventures”) and seven of its affiliates. As part of our intellectual property asset management activities and in the ordinary course of our business, it has been necessary for us or the intellectual property owner who we represent to initiate, and it is likely to continue to be necessary to initiate, patent infringement lawsuits and engage in patent infringement litigation. We anticipate that our primary source of revenue will come from the grant of licenses to use our intellectual property, including licenses granted as part of the settlement of patent infringement lawsuits.

Licensed packaging sales, which relate to the sale of licensed products, have not constituted a significant source of revenue and were not a source of revenue in 2020 or the first quarter of 2021

We previously received management fees for managing litigation related to our intellectual property rights. We do not currently receive these fees; we do not have any agreements that provide for such payments and we cannot assure you that we will generate revenue from such fees in the future. Our agreement with QFL does not provide for any payment to us of management fees. We did not generate revenue from any source in the fourth quarter of 2020 or the three months ended March 31, 2021.

Intellectual property monetization includes the generation of revenue and proceeds from the licensing of patents, patented technologies and other intellectual property rights. Patent litigation is often a necessary element of intellectual property monetization where a patent owner, or a representative of the patent owner, seeks to protect its patent rights against the unlicensed manufacture, sale, and use of the owner’s patent rights or products which incorporate the owner’s patent rights. In general, we seek to monetize the bundle of rights granted by the patents through structured licensing and when necessary enforcement of those rights through litigation, although to date all of our patent license revenues have resulted from litigation.

We intend to develop our business by acquiring intellectual property rights, either in the form of ownership of or an exclusive license to the underlying intellectual property. Our goal is to enter into agreements with inventors of innovative technologies for which there may be a significant market for products which use or incorporate the intellectual property. We seek to purchase all of, or interests in, intellectual property in exchange for cash, securities of our company, the formation or a joint venture or separate subsidiary in which the owner has an equity interest, and/or interests in the monetization of those assets. Our revenue from this aspect of our business can be generated through licensing and, when necessary, which is typically the case, litigation. We engage in due diligence and a principled risk underwriting process to evaluate the merits and potential value of any acquisition, partnership or joint venture. We seek to structure the terms of our acquisitions in a manner that will achieve the highest risk-adjusted returns possible, in the context of our financial condition. In connection with the acquisition of intellectual property portfolios, we have granted the party providing the financing an interest in any recovery we have with respect to the intellectual property purchased with the financing, and we expect that we will have to continue to grant such interests until and unless we have generated sufficient cash from licensing our intellectual property to enable us to acquire additional intellectual property portfolios without outside financing. However, we cannot assure you that we will ever generate sufficient revenues to enable us to purchase additional intellectual property without third-party financing.

We employ a due diligence process before completing the acquisition of an intellectual property interest. We begin with an investment thesis supporting the potential transaction and then proceed to test the thesis through an examination of the critical drivers of the value of the underlying intellectual property asset. Such an examination focuses on areas such as title and inventorship issues, the quality of the drafting and prosecution of the intellectual property assets, legal risks inherent in licensing programs generally, the applicability of the invention to the relevant marketplace and other issues such as the effects of venue and other procedural issues. However, our financial position may affect our ability to conduct adequate due diligence with respect to intellectual property rights. This due diligence effort is conducted by our chief executive officer.

It is frequently necessary to commence litigation in order to obtain a recovery for past infringement of, or to license the use of, our intellectual property rights. Intellectual property litigation is very expensive, with no certainty of any recovery. To the extent possible we seek to engage counsel on a contingent fee or partial contingent fee basis, which significantly reduces our litigation cost, but which also reduces the value of the recovery to us. We do not have the resources to enable us to fund the cost of litigation. To the extent that we cannot fund litigation ourselves, we may enter into an agreement with a third party, which may be the patent owner or the former patent owner who transferred the patent rights to us, or an independent third party. In view of our limited cash and our working capital deficiency, we are not able to institute any monetization program that may require litigation unless we engage counsel on a fully contingent basis or we obtain funding from third party funding sources. In these cases, counsel may be afforded a greater participation in the recovery and the third party that funds the litigation would be entitled to participate in any recovery.

Recent Developments

Set forth below under “Business – Agreements with QPRC Finance LLC” and “Business – Agreements with Intellectual Partners” is a discussion of recent agreements which we entered into with QFL to provide us with a financing facility, funds to make a payment due to Intellectual Partners and for working capital and an agreement with Intellectual Partners to restructure our loan agreement and related agreements. The agreement with Intellectual Partners restated our agreements with United Wireless Holdings, Inc. (“United Wireless”) which had been assigned to Intellectual Partners, an affiliate of United Wireless. The descriptions below and elsewhere in this prospectus relating to our agreements with QFL and Intelligent Partners are summaries only and are qualified in their entirety by reference to those agreements which are filed as exhibits to the registration statement of which this prospectus is a part.

On February 26, 2021, we entered into an agreement with Peter K. Trzyna (“PKT”) pursuant to which PKT assigned to us all right, title, and interest in a portfolio of eight United States patents (the “Peregrin Portfolio”). Under the agreement, we paid PKT $350,000 at closing and agreed that upon the realization of gross proceeds, if any, we shall make a second installment payment or payments in the aggregate amount of $93,900 representing reimbursement to PKT, as the prosecuting attorney, for legal fees associated with prosecution of the portfolio, such reimbursement shall be due and payable to PKT from time to time as gross proceeds are realized, and paid to PKT along with and in proportion to reimbursement to other third parties of costs incurred in realizing gross proceeds from the Peregrin Portfolio. Thereafter, PKT is entitled to a percentage of gross proceeds realized, if any, from the Peregrin Portfolio. We requested and received a capital advance from QFL in the amount of $350,000 pursuant to the Purchase Agreement, which was used to make payment to PKT.

On May 20, 2021, Taasera Licensing LLC, a wholly-owned subsidiary, entered into an agreement with Taasera, Inc. to acquire all right, title, and interest in a portfolio of seven United States patents (the “Taasera Portfolio”) for $250,000, payable at the closing to be held within 30 days of execution.

Agreements with QPRC Finance LLC

On February 22, 2021, we entered into a series of agreements, all dated February 19, 2021,with QFL, including a prepaid forward purchase agreement (the “Purchase Agreement”), a security agreement (the “Security Agreement”), a subsidiary security agreement (the “Subsidiary Security Agreement”), a subsidiary guaranty (the “Subsidiary Guarantee”), a warrant issue agreement (the “Warrant Issue Agreement”), a registration rights agreement (the “Registration Rights Agreement”) and a board observation rights agreement (the “Board Observation Rights Agreement” together with the Security Agreement, the Subsidiary Guaranty, the Subsidiary Security Agreement, Warrant Issuance Agreement, Registration Rights Agreement and the Purchase Agreement, the “Investment Documents”) pursuant to which, at the closing held contemporaneously with the execution of the agreements:

(i)	Pursuant to the Purchase Agreement, QFL agreed to make available to us a financing facility of: (a) up to $25,000,000 for the acquisition of mutually agreed patent rights that we intend to monetize; (b) up to $2,000,000 for operating expenses; and (iii) $1,750,000 to fund the cash payment portion of the restructure of our obligations to Intelligent Partners. In return we transferred to QFL a right to receive a portion of net proceeds generated from the monetization of those patents. The terms of the Purchase Agreement are described under “Purchase Agreement.”

(ii)	We used $1,750,000 of proceeds from the QFL financing as the cash payment portion of the restructure of our obligations to Intelligent Partners as transferee of United Wireless Holdings, Inc. (“United Wireless”) pursuant to a restructure agreement (the “Restructure Agreement”) between us and the Company and Intelligent Partners executed contemporaneously with the closing of the Investment Documents. The payment was made directly from QFL to Intelligent Partners. The terms of the Restructure Agreement are described under “Restructure Agreement.” We also requested and received in March 2021 $400,000 for working capital.

(iii)	Pursuant to the Security Agreement, our obligations under the Purchase Agreement with QFL are secured by: (a) the proceeds (as defined in the Purchase Agreement); (b) the patents (as defined in the Purchase Agreement; (c) all general intangibles now or hereafter arising from or related to the foregoing (a) and (b); and (d) proceeds (including, without limitation, cash proceeds and insurance proceeds) and products of the foregoing (a)-(c).

(iv)	Pursuant to the Subsidiary Guaranty, eight of our subsidiaries – Quest Licensing Corporation (“QLC”), Quest NetTech Corporation (“NetTech”), Mariner IC Inc. (“Mariner”), Semcon IP Inc. (“Semcon”), IC Kinetics Inc. (“IC”), CXT Systems Inc. (“CXT”), M-Red Inc. (“MRED”), and Audio Messaging Inc.(“AMI”), collectively, the “Subsidiary Guarantors”) guaranteed our obligations to QFL under the Purchase Agreement.

(v)	Pursuant to the Subsidiary Security Agreement, the Subsidiary Guarantors grant QFL a security interest in the proceeds from the future monetization of their respective patent portfolios.

(vi)	Pursuant to the Warrant Issue Agreement, we granted QFL ten-year warrants to purchase a total of up to 96,246,246 shares of our common stock, with an exercise price of $0.0054 per share which may be exercised from February 19, 2021 through February 18, 2031on a cash or cashless basis. Exercisability of the Warrant is limited if, upon exercise, the holder would beneficially own more than 4.99% (the “Maximum Percentage”) of our common stock, except that by written notice to us, the holder may change the Maximum Percentage to any other percentage not in excess of 9.99% provided any such change will not be effective until the 61st day following notice to us. The Warrant also contains certain minimum ownership percentage antidilution rights pursuant to which the aggregate number of shares of common stock purchasable upon the initial exercise of the Warrant shall not be less than 10% of the aggregate number of outstanding shares of capital stock of the Company (determined on a fully diluted basis). A portion of any gain from sale of the shares, net of taxes and costs of exercise, realized prior to the completion of all monetization activities shall be credited against the total return due to QFL pursuant to the Purchase Agreement.

(vii)	We agreed to take all commercially reasonable steps necessary to regain compliance with the OTCQB eligibility standards as soon as practicable, but in no event later than 12 months from the closing date.

(viii)	We granted QFL certain registration rights with respect to the 96,246,246 shares of common stock issuable upon exercise of the warrant.

(ix)	Commencing six months from the closing date, if the shares owned by QFL cannot be sold pursuant to a registration statement and cannot be sold pursuant to Rule 144 without the Company being in compliance with the current public information requirements of Rule 144, if the Company is not in compliance with the current public information requirements, the Company is required to pay damages to QFL.

(x)	Pursuant to the Board Observation Rights Agreement, until the later of the date on which QFL or its affiliates (i) have received the entirety of their Investment Return (as defined in Purchase Agreement), and (ii) no longer hold any Securities (the “Observation Period”), we granted QFL the right, exercisable at any time during the Observation Period, to appoint a representative to attend meetings (including, without limitation, telephonic or other electronic meetings) of the Board or any committee thereof, including executive sessions, in an observer capacity.

Purchase Agreement

Pursuant to the Purchase Agreement, QFL agreed to make available to us a financing facility of: (i) up to $25,000,000 for the acquisition of mutually agreed patent rights that we intend to monetize; (ii) up to $2,000,000 for operating expenses from which we may, at our discretion, draw up to $200,000 per calendar quarter; and (iii) $1,750,000 to fund the cash payment portion of the restructure of our obligations to Intelligent Partners. In return we transferred to QFL the right to receive a portion of net proceeds generated from the monetization of those patents. After QFL has a negotiated rate of return, we and QFL shall share net proceeds equally until QFL shall have achieved its Investment Return (as defined therein). Thereafter, we shall retain 100% of all net proceeds. Except in an Event of Default, as defined therein, all payments by the Company to QFL pursuant to the Purchase Agreement are non-recourse and shall be paid only if and after net proceeds from monetization of the patent rights owned or acquire by the Company are received, or to be received.

Events of Default include any breach of the Investment Documents, including non-payment, material misrepresentation, security interest compromise, criminal indictment or felony conviction of one or our officers or directors, our current chief executive no longer serving as our chief executive or as a director, the occurrence of any Event of Default under the Restructure Agreement with Intelligent Partners, as defined therein, and our insolvency. In addition to all rights and remedies available under law and the Investment Documents, upon and Event of Default, QFL may: (i) declare the Investment Return immediately due and payable, (ii) except in the event of our insolvency, declare an amount equal to the aggregate amount of the capital provided pursuant to the Purchase Agreement, plus a late charge, immediately due and payable, or (iii) cease making capital available to us.

Under the agreement, QFL may terminate capital advances other than in an Event of Default by giving written notice to us in which case QFL’s interest in Net Proceeds shall be an amount equal to the greater of (i) the capital advanced to the Company plus interest at the prime rate, on the one hand, and (ii) Net Proceeds received by the QFL prior to the date of such termination.

Grant of Security Interests

Pursuant to the Security Agreement and Subsidiary Security Agreement, payment of the obligations of the Company under the Purchase Agreement with QFL are secured by (i) the Proceeds (as defined in the Purchase Agreement); (ii) the Patents; (iii) all General Intangibles now or hereafter arising from or related to the foregoing; (iv) Proceeds (including, without limitation, Cash Proceeds and insurance proceeds) and products of the foregoing and (v) the proceeds realized by the relative patent portfolios of the Subsidiary Guarantors. The security interest in proceeds from the CXT and M-Red patents granted to QFL is junior to the security interest held by the respective affiliates of Intellectual Ventures granted to secure the obligations of CXT and MRED pursuant to their applicable patent purchase agreements.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC covering 50,000,000 of the 96,246,246 shares of common stock issuable upon exercise of the Warrant. We are required to file the registration statement by the second business day following the earlier of (x) the date on which the Company is next required to file its financial statements on Form 10-K or Form 10-Q under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (y) the date on which the Company actually files its financial statements on Form 10-K or Form 10-Q under the Exchange Act, in each case without regard to any extension pursuant to Rule 12b-25 under the Exchange Act (the “Initial Filing Deadline”); provided, that, if our common stock is not quoted on an existing trading market for the purpose of conducting an at the market offering under Rule 415 of the Securities Act of 1933, as amended, the Initial Filing Deadline shall be no earlier than the second business day following the date on which the QFL provides the Company with written information as to the fixed price at which it plans to offer and sell the Registrable Securities (as defined in the Registration Rights Agreement) pursuant to the registration statement. We are also required to file additional Registration Statements (as defined in the Registration Rights Agreement) on the date 60 days after the date that we receive written notice from any Investor (as defined in the Registration Rights Agreement) that 60% of the Registrable Securities held by all Investors registered under the immediately preceding registration statement have been sold. The Registration Rights Agreement provides for us to pay damages in the event that we do not meet the required deadlines.

Intercreditor Agreement

In connection with the agreements with QFL and the agreements with Intelligent Partners described below, we and our Subsidiaries entered into an intercreditor agreement with QFL and Intelligent Partners which sets forth the priority of QFL in the collateral under the Investment Documents.

Agreements with Intelligent Partners

Securities Purchase Agreement and Related Agreements with United Wireless

We, together with certain of our subsidiaries, and United Wireless, entered into a Securities Purchase Agreement dated October 22, 2015 (the “SPA”) and related Transaction Documents, as defined therein, pursuant to which the Company sold 50,000,000 shares (the “Shares”) of our common stock, par value $0.00003 per share (the “Common Stock”) at $0.05 per share, or an aggregate of $250,000; we issued our 10% secured convertible promissory notes due September 30, 2020 to United, and granted United an option (the “2015 Purchase Option”) to purchase up to an additional 50,000,000 shares of Common Stock in three tranches at the prices as set forth therein. The 2015 Purchase Option expired unexercised on September 30, 2020. The Shares are currently owned by Andrew C. Fitton (“Fitton”) and Michael Carper (“Carper”) and United Wireless subsequently transferred its note and assigned all of its remaining rights under the agreements to Intelligent Partners, which is an affiliate of United Wireless and is owned by Fitton and Carper. Our agreements with United Wireless, also included various monetization proceeds agreements, which we refer to as MPAs, pursuant to which we granted to Intelligent Partners, as the assignee of United Wireless, rights to the monetization proceeds from revenue generated from certain of our intellectual property, a security agreement and a registration rights agreement.

At September 30, 2020, promissory notes in the aggregate principal amount of $4,672,810 were outstanding. The notes became due by their terms on September 30, 2020, and we did not make any payment on account of principal of and interest on the notes. As a result, Intelligent Partners had the right to declare a default under the Notes, and, if Intelligent Partners had taken such action, it would have been necessary for us to seek protection under the Bankruptcy Act. Subsequent to September 30, 2020, we engaged in negotiations with Intelligent Partners in parallel with our negotiations with QFL, with a view to restructuring our obligations under the United Wireless agreements, including the Notes, so that we no longer had any obligations under the Notes or the SPA. These negotiations resulted in the Restructure Agreement, described below, which provided for the payment to Intelligent Partners of $1,750,000 from the proceeds from our agreements with QFL. We also made interest payments totaling $117,780 between September 30, 2020 and February 22, 2021, the date we signed the Restructure Agreement with Intelligent Partners. One of QFL’s requirements to provide us with a funding facility was the restructure of our obligations to Intelligent Partners so that we no longer had any debt obligations to Intelligent Partners. Neither QFL nor any other financing source, would provide us with funding while Intelligent Partners had a right to call a default under our notes to Intelligent Partners. As part of the restructure of our agreements with Intelligent Partners, we amended the existing MPAs and granted Intelligent Partners certain rights in the monetization proceeds from any new intellectual property we acquire, as describe below. Under these MPAs, Intelligent Partners participates in the monetization proceeds we receive with respect to new patents after QFL has received its negotiated rate of return.

On or prior to the date of the Restructure Agreement, Intelligent Partners transferred to Fitton and Carper $250,000 of the Notes (the “Transferred Note”), thereby reducing the principal amount of the Notes held by Intelligent Partners to $4,422,810.

On February 22, 2021, we and Intelligent Partners agreed to extinguish the Note and Transferred Note, and terminate or amend and restate the SPA and Transaction Documents, pursuant to a series of agreements including: a Restructure Agreement (the “Restructure Agreement”), a Stock Purchase Agreement (the “Stock Purchase Agreement”), an Option Grant (the “Option Grant”), an Amended and Restated Pledge Agreement (the “Pledge Agreement”), an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a Board Observation Agreement (the “Board Observation Agreement”), a MPA-NA Security Interest Agreement (the “MPA-NA Security Interest Agreement”), an Amended and Restated Patent Proceeds Security Agreement (the “Patent Proceeds Security Agreement”, an Amended and Restated MPA-CP (the “MPA-CP”), an Amended and Restated MPA-CXT (the “MPA-CXT”), a MPA-MR (the “MPA-MR”), a MPA-AMI (the “MPA-AMI,” and together with the MPA-CP, MPA-CXT and MPA-MR, each a Restructure MPA and together the Restructure MPAs) and a MPA-NA (the “MPA-NA”).

(i)	Pursuant to the Restructure Agreement, we paid Intelligent Partners $1,750,000 at closing, which we received from QFL and which QFL paid directly to Intelligent Partners, and recognized a further non-interest bearing total monetization proceeds obligation (the “TMPO”) of $2,805,000, which shall, from and after the Restructure Date, be reduced on a dollar for dollar basis by (a) payments to Intelligent Partners pursuant to the restructure agreement, the Restructure MPAs and the MPA-NA and (b) any election by the Intelligent Partners to pay the Exercise Price of the Restructure Option, in whole or part, by means of a reduction in the then outstanding TMPO. Further details regarding the TMPO are provided under “TMPO”;

(ii)	Pursuant to the Stock Purchase Agreement, we issued to Fitton and Carper, as holders of the Transferred Note, a total of 46,296,296 shares of our restricted common stock at a purchase price of $0.0054 per share, which purchase price was paid by the conversion and in full satisfaction of the Transferred Note (the “Conversion Shares”).

(iii)	Pursuant to the Option Grant, we granted Intelligent Partners an option to purchase a total of 50,000,000 shares of common stock, with an exercise price of $0.0054 per share which vests immediately and may be exercised through February 9, 2026.

(iv)	Pursuant to the restructured monetization proceeds agreement, Intelligent Partners has a right to receive 60% of the net monetization proceeds from the patents currently owned by the Subsidiary Guarantors. The agreement has no termination provisions, so Intelligent Partners will be entitled to its percentage interest as long as revenue can be generated from the intellectual property covered by the agreement.

(v)	Pursuant to the Subsidiary Security Agreement, our obligations under our agreements with Intelligent Partners, including its obligations under the Restructure Agreement and the Restructure MPAs are secured by a security interest in the net proceeds realized from the future monetization of the patents currently owned by the eight subsidiaries named above.

(vi)	Pursuant to the MPA-NA-Security Interest Agreement, our obligations under the MPA-NA are secured by a security interest in net proceeds realized from the future monetization of new patents acquired until the TMPO is satisfied, provided Intelligent Partners’ secured interest shall be limited to its entitlement in Net Proceeds under the MPA-NA. After satisfaction of the TMPO the security interest in proceeds from new assets shall terminate.

(vii)	We granted Intelligent Partners, Andrew Fitton and Michael Carper certain registration rights with respect to (i) the 50,000,000 Shares currently owned by Fitton and Carper; (ii) the 46,296,296 Conversion Shares being issued to Fitton and Carper, and (iii) the 50,000,000 shares of common stock issuable upon exercise of the Restructure Option;

(viii)	Commencing six months from the closing date, if the shares owned by Intelligent Partners cannot be sold pursuant to a registration statement and cannot be sold pursuant to Rule 144 without the Company being in compliance with the current public information requirements of Rule 144, if the Company is not in compliance with the current public information requirements, the Company is required to pay damages to Intelligent Partners.

(ix)	Pursuant to the Board Observation Rights Agreement, until the Total Monetization Proceeds Obligation has been satisfied (the “Observation Period”), we granted Intelligent Partners the option and right, exercisable at any time during the Observation Period, to appoint a representative to attend meetings of the Board or any committee thereof, including executive sessions, in an observer capacity.

Events of Default include (i) a Change of Control of the Company (ii) any uncured default on payment due to Intelligent Partners in an amount totaling in excess of $275,000, which is not the subject of a Dispute or other formal dispute resolution proceeding initiated in good faith pursuant to this Agreement or other Restructure Documents (iii) the filing of a voluntary petition for relief under the United States Bankruptcy Code by Company or any of its material subsidiaries, (iv) the filing of an involuntary petition for relief under the United States Bankruptcy Code against the Company, which is not stayed or dismissed within sixty (60) days of such filing, except for an involuntary petition for relief filed solely by Intelligent Partners, or any Affiliate or member of Intelligent Partners, or (v) acceleration of an obligation in excess of $1 million dollars to another provider of financing following a final determination by arbitration or other judicial proceeding that such obligation is due and owing.

Registration Rights Agreement

Pursuant to a registration rights agreement, we granted Intelligent Partners, Andrew Fitton and Michael Carper certain registration rights with respect to (i) the 50,000,000 Shares currently owned by Fitton and Carper; (ii) the 46,296,296 Conversion Shares issued to Fitton and Carper, and (iii) the 50,000,000 shares of common stock issuable upon exercise of the Restructure Option. We agreed to file a registration statement with the SEC covering up to a maximum of 50,000,000 of the Shares, Conversion Shares and Options Shares. We are required to file the registration statement by the earlier of the 2nd Business Day following the date on which we (x) are next required to file our financial statements on Form 10-K or Form 10-Q under the Exchange Act, and (y) actually files its financial statements on Form 10-K or Form 10-Q under the Exchange Act, in each case without regard to any extension pursuant to Rule 12b-25 under the Exchange Act. We are required to have the registration statement declared effective by the SEC within 120 days of the closing if the registration statement is not subject to a full review by the SEC and 180 days if the registration statement is subject to a full review. The registration rights agreements provides for us to pay damages in the event that we do not meet the required deadlines.

Effects of the COVID-19 Pandemic on our Business

Although we do not manufacture or sell products, the COVID-19 pandemic and the work shutdown imposed in the United States and other countries to limit the spread of the virus can have a negative impact on our business. Our revenue is generated almost exclusively from license fees generated from litigation seeking damages for infringement of our intellectual property rights. The work shutdown has affected the court system, with courts operating on a reduced schedule. As a result, patent infringement actions are likely to be lower priority items in allocation of court resources, with the effect that deadlines are likely to be postponed which delays may give defendants an incentive to delay negotiations or offer a lower amount than they might otherwise accept. In addition, the effect of the COVID-19 and the public response may adversely affect the financial condition and prospects of defendants and potential defendants, which would make it less likely that they would be willing to settle our claim or which may result in a defendant or potential defendant reducing or discontinuing its operations or taking advantage of the Bankruptcy Act.

The COVID-19 pandemic and the response to limit the spread of the infection may affect the financial condition of financing sources and the willingness of potential financing sources to provide funding for our litigation. In addition, these factors may affect a law firms’ ability and willingness to provide us with legal services on a contingent or partial contingent.

Further, to the extent that holders of intellectual property rights see these factors impacting our ability to generate revenue from their intellectual property, they may be reluctant to sell intellectual property to us on terms which are acceptable to us, if at all.

Purchase of Intellectual Property from Intellectual Ventures Entities

On October 22, 2015, pursuant to an agreement with an effective date of July 8, 2015, as amended, between us and Intellectual Ventures, we purchased three groups of patents from Intellectual Ventures for a purchase price of $3,000,000, which was paid in three annual installments of $1,000,000 from the proceeds of our loans from United Wireless. The patent portfolios which we acquired from Intellectual Ventures are the anchor structure portfolio, the power management/bus control portfolio and the diode on chip portfolio, which are described under “Business – Our Intellectual Property Portfolios.”

On January 26, 2018, Photonic Imaging Solutions Inc. (“PIS”), a wholly-owned subsidiary, entered into an agreement with Intellectual Ventures Assets 64 LLC (“IV 64”) pursuant to which PIS advanced $10,000 to IV 64 at closing and IV 64 assigned to PIS all right, title, and interest in a portfolio of eleven United States patents and sixteen foreign patents (the “CMOS Portfolio”). Under the agreement, PIS will distribute to IV 64 70% of the first $1,500,000 of revenue, as defined in the agreement, 30% of the next $1,500,000 of revenue and 50% of revenue over $3,000,000; with the $10,000 advance being treated as an advance against the first distributions of net proceeds payable to IV 64. PIS’ obligations under the monetization proceeds agreement are secured by a security interest in the proceeds (from litigation or otherwise) from the portfolio. The patent portfolio which we acquired from IV 64 is the CMOS portfolio which is described under “Business – Our Intellectual Property Portfolios.”

On July 28, 2017, CXT, a wholly-owned subsidiary, entered into an agreement with Intellectual Ventures Assets 34 LLC and Intellectual Ventures Assets 37 LLC (“IV 34/37”) pursuant to which CTX paid IV 34/37 $25,000 and IV34/37 transferred to CXT all right, title and interest in a portfolio of thirteen United States patents (the “CXT Portfolio”). Under the agreement, CXT will distribute 50% of net proceeds, as defined, to IV 34/37, as long as we generate revenue from the CXT Portfolio. The $25,000 payment to IV 34/37 was made from a loan from United Wireless and was paid directly by United Wireless to IV 34/37. The agreement with IV 34/37, as amended on January 26, 2018, provides that if, on December 31, 2018, December 31, 2019 and December 31, 2020, cumulative distributions to IV 34/37 total less than $100,000, $375,000 and $975,000, respectively, CXT shall pay the difference between such cumulative amounts and the amount paid to IV 34/37 within ten days after the applicable date. The $25,000 advance is treated as an advance against distributions of net proceeds payable to IV 34/37. The useful lives of the patents, at the date of acquisition, was 5-6 years. Neither we nor any affiliate of CXT has guaranteed the minimum payments. As of December 31, 2020, cumulative distributions did not total $975,000 and CXT did not pay the difference to IV 34/37 within ten days. Non-payment which is not cured within 30 days after written notice from IV 34/37 would constitute an Acceleration Event under the agreement, following which, in addition to any other remedies available under the agreement, all outstanding minimum cumulative distributions would become due and payable within thirty days. As of the date of filing, no such written notice of non-payment has been given by IV 34/37. CXT’s obligations under the agreement with IV 34/37 are secured by a security interest in the proceeds (from litigation or otherwise) from the CXT Portfolio. The patent portfolio which we acquired from IV 34/37 is the CXT portfolio which is described under “Business – Our Intellectual Property Portfolios.”

On January 26, 2018, CXT entered into an agreement with Intellectual Ventures Assets 62 LLC and Intellectual Ventures Assets 71 LLC “(IV 62/71”) pursuant to which CXT advanced IV 62/71 $10,000 at closing and IV 62/71 assigned to CXT all right, title, and interest in a portfolio of sixteen United States patents and three pending applications. Under the agreement, CXT will distribute 50% of net proceeds, as defined, to IV 62/71, as long as we generate net proceeds from this portfolio. The initial $10,000 advance is treated as an advance toward our future distributions of net proceeds payable to IV 62/71. CXT’s obligations under the agreement are secured by a security interest in the proceeds (from litigation or otherwise) from the CXT Portfolio. In March 2021, we made a payment to IV 62/71 in the amount of $64,238. We agreed to modify the monetization proceeds agreement between CXT and United Wireless to include the patents acquired from IV 62/71. The monetization proceeds amendment was further amended by the MPA-CXT Agreement in connection with the restructure of our agreements with Intelligent Partners.

On March 15, 2019, M-RED Inc. (“M-RED”), a wholly-owned subsidiary, entered into an agreement with Intellectual Ventures Assets 113 LLC and Intellectual Ventures Assets 108 LLC (“IV 113/108”) pursuant to which M-RED paid IV 113/108 $75,000 and IV 113/108 transferred to M-RED all right, title and interest in a portfolio of sixty United States patents and eight foreign patents (the “M-RED Portfolio”). Under the agreement, M-RED will distribute 50% of net proceeds, as defined, to IV 113/108, as long as we generate revenue from the M-RED Portfolio. The agreement with IV 113/108 provides that if, on September 30, 2020, September 30, 2021 and September 30, 2022, cumulative distributions to IV 113/108 total less than $450,000, $975,000 and $1,575,000, respectively, M-RED shall pay the difference between such cumulative amounts and the amount paid to IV 113/108 within ten days after the applicable date. The $75,000 advance is treated as an advance against the first distributions of net proceeds payable to IV 113/108. On September 30, 2020 cumulative distributions to IV 113/108 totaled less than $450,000 and M-RED did not pay the difference to IV 113/108 within ten days. In March 2021, M-RED paid IV 113/108 $114,952 in cumulative distributions Non-payment which is not cured within 30 days after written notice from IV 113/108 would constitute an Acceleration Event under the agreement, following which, in addition to any other remedies available under the agreement, all outstanding minimum cumulative distributions would become due and payable within thirty days. As of the date of filing, no such written notice of non-payment has been given by IV 113/108. The useful lives of the patents, at the date of acquisition, was approximately nine years. Neither we nor any affiliate of M-RED has guaranteed the minimum payments. M-RED’s obligations under the agreement with IV 113/108 are secured by a security interest in the proceeds (from litigation or otherwise) from the M-RED Portfolio. The patent portfolio which we acquired from IV 113/108 is the M-RED portfolio which is described under “Business – Our Intellectual Property Portfolios.” Pursuant to the MPA-MR, Intelligent Partners is entitled to receive 60% of the net proceeds as defined in the agreement.

A default under the agreements with the Intellectual Ventures affiliates could result in a default under our agreements with QFL, and, even if it does not declare a default, QFL may be reluctant to finance our intellectual property acquisition if we are in default under any of our patent acquisition agreements with Intellectual Venture affiliates. Further, it may be necessary for any defaulting subsidiary to seek protection under the Bankruptcy Act if we are not able to enter into modification agreements with the Intellectual Ventures affiliates.

Our Organization

We were incorporated in Delaware on July 17, 1987 under the name Phase Out of America. On September 21, 1997, we changed our name to Quest Products Corporation, and, on June 6, 2007, we changed our name to Quest Patent Research Corporation. We have been engaged in the intellectual property monetization business since 2008. Our executive principal office is located at 411 Theodore Fremd Ave., Suite 206S, Rye, New York 10580-1411, telephone (888) 743-7577. Our website is www.qprc.com. Information contained on or derived from our website or any other website does not constitute a part of this prospectus.

Our Intellectual Property Portfolios

Mobile Data

The real-time mobile data portfolio relates to the automatic update of information delivered to a mobile device without the need for a manual refreshing. The portfolio is comprised of U.S. Patent No. 7,194,468 “Apparatus and Method for Supplying Information” and all related patents, patent applications, and all continuations, continuations-in-part, divisions, extensions, renewals, reissues and re-examinations relating to all inventions thereof (the “Mobile Data Portfolio”).

Through March 31, 2021, we did not receive any proceeds from the Mobile Data Portfolio.

Flexible Packaging - Turtle PakTM

In March 2008, we entered into an agreement with Emerging Technologies Trust whereby our majority-owned subsidiary, Quest Packaging Solutions Corporation, acquired the exclusive license to make, use, sell, offer for sale or sublicense the intellectual property of Emerging Technologies Trust (the “Turtle Pak™ Portfolio”). The Turtle Pak portfolio relates to a cost effective, high-protection packaging system recommended for fragile items weighing less than ten pounds. The intellectual property consists of two U.S. patents, U.S. Patent No. RE36,412 and U.S. Patent No.6,490,844, and the Turtle PakTM trademark. Turtle Pak™ brand packaging is suited for such uses as electrical and electronic components, medical, dental, and diagnostic equipment, instrumentation products, and control components. Turtle Pak™ brand packaging materials are 100% curbside recyclable.

As the exclusive licensee and manager of the manufacture and sale of licensed product, we coordinate the manufacture and sale of licensed products to end users; we contract for the manufacture and assembly of the product components, and we coordinate order receipt, fulfillment and invoicing. We did not generate any revenues from TurtlePakTM product sales during the year ended December 31, 2020 or the three months ended March 31, 2021, and revenues from this product line were approximately $25,000 for the year ended December 31, 2019.

Universal Financial Data System

The invention describes a universal financial data system which allows its holder to use the device to access one or more accounts stored in the memory of the device as a cash payment substitute as well as to keep track of financial and transaction records and data, such as transaction receipts, in a highly portable package, such as a cellular device (the “Financial Data Portfolio”). The inventive universal data system is capable of supporting multiple accounts of various types, including but not limited to credit card accounts, checking/debit accounts, and loyalty accounts. Our wholly-owned subsidiary, Wynn Technologies Inc., acquired US Patent No. 5,859,419, from the owner, Sol Wynn. In January 2001, we filed a reissue application for the patent, and the United States Patent and Trademark Office issued patent RE38,137. This reissued patent, which contains 35 separate claims, replaces the original patent, which had seven claims. In February 2011, we entered into a new agreement with Sol Li (formerly Sol Wynn), pursuant to which we issued to Mr. Li a 35% interest in Wynn Technologies and warrants to purchase up to 5,000,000 shares of our common stock at an exercise price of $0.001 per share. These warrants expired unexercised. We also agreed that Mr. Li would receive 40% of the net licensing revenues generated by Wynn Technologies with respect to this patent, which is the only patent owned by Wynn Technologies. On December 17, 2018, Wynn Technologies, Inc. granted an exclusive license to the Financial Data Portfolio, including the right to enforce, to our wholly owned subsidiary, Quest NetTech. Under the agreement, Quest NetTech receives 100% of the net proceeds, as defined by the agreement. On April 11, 2019 Quest NetTech Corporation merged with Wynn Technologies, Inc. with Quest NetTech Corporation being the surviving entity with Mr. Li having a 35% interest. On April 12, 2019, Quest NetTech brought a patent infringement suit in the U.S. District for the Eastern District of Texas against Apple, Inc. The case was dismissed in May 2020.

Our revenue for the year ended December 31, 2020 includes revenue from the Financial Data Portfolio.

Rich Media

The rich media portfolio is directed to methods, systems, and processes that permit typical Internet users to design rich-media production content (i.e., rich-media applications), such as websites. The portfolio consists of U.S. Patent No. 7,000,180, “Methods, Systems, and Processes for the Design and Creation of Rich Media Applications via the Internet” and all related patents, patent applications, corresponding foreign patents and foreign patent applications and foreign counterparts, and all continuations, continuations-in-part, divisions, extensions, renewals, reissues and re-examinations relating to all inventions thereof (the “Rich Media Portfolio”). In July 2008, we entered into a consulting and licensing program management agreement with Balthaser Online, Inc., the patent owner, pursuant to which we performed services related to the establishment and management of a licensing program to evaluate and analyze the relevant market and to obtain licenses for the Rich Media Portfolio in exchange for management fees as well as an irrevocable entitlement to a distribution of 15% of all proceeds generated by the Rich Media Portfolio for the remaining life of the portfolio regardless of whether those proceeds are derived from litigation, settlement, licensing or otherwise. Our 15% distribution right is subject to reduction to 7.5% in the event that we refuse or are unable to perform the services detailed in the agreement.

Through March 31, 2021, we did not generate any revenue from the rich media patents.

Anchor Structure Portfolio

This portfolio, which we acquired from Intellectual Ventures in October 2015 and transferred to a newly formed subsidiary, Mariner IC Inc., consists of two United States patents which relate to technology for incorporating metal structures in the corners and edges of semiconductor dies to prevent cracking from stresses.

In March 2016, we entered into a funding agreement whereby a third party agreed to provide funds to us to enable us to implement a structured licensing program, including litigation if necessary, for the Anchor Structure Portfolio and engaged counsel on a partial contingency basis in connection with a proposed patent infringement action relating to the Anchor Structure Portfolio. Under the funding agreement, the third party receives an interest in the proceeds from the program, and we have no other obligation to the third party.

In March 2018, Mariner IC brought patent infringement suits in the United States District Court for the Eastern District of Texas against Acer Inc., Schneider Electric, Sharp Corporation, AsusTek Computer Inc., and Bose Corporation. In April 2018, the actions against Acer Inc., Schneider Electric and Bose Corporation were dismissed. In April 2018, Mariner IC brought patent infringement actions in the United States District Court for the Eastern District of Texas against TiVo Corporation and Huawei Device Co., Ltd et.al. In August 2018, the action against Huawei Device Co., Ltd et. al. was voluntarily dismissed. In September 2018, Mariner IC brought a patent infringement action in the United States District Court for the Eastern District of Texas against Huawei Device Co., Ltd et. al. All suits were settled and dismissed in 2019 and our revenue for the year ended December 31, 2019 includes revenue from these settlements. We did not generate license fees from the Anchor Structure Portfolio in 2020.

Power Management/Bus Control Portfolio

This portfolio, which is the second portfolio which we acquired from Intellectual Ventures and transferred to a newly-formed subsidiary, Semcon IP Inc., consists of four United States patents that cover fundamental technology for adjusting the processor clock and voltage to save power based on the operating characteristics of the processor and one United States patent that relates to coordinating direct bus communications between subsystems in an assigned channel.

In March 2016, we entered into a funding agreement whereby a third party agreed to provide funds to us to enable us to implement a structured licensing program, including litigation if necessary, for the Power Management/Bus Control Portfolio and engaged counsel on a partial contingency basis in connection with a proposed patent infringement action relating to the Power Management/Bus Control. Under the funding agreement, the third party receives an interest in the proceeds from the program, and we have no other obligation to the third party.

Pursuant to the terms of the funding agreement and the partial contingency agreement with counsel, we do not have any liability or obligations with respect to the costs associated with prosecuting the actions, and we do not receive any payments for any assistance which we may provide in connection with the litigation. Both the funding source and counsel will participate in any recovery in these lawsuits.

Following the execution of the funding agreement and partial contingency agreement with counsel, in April 2016, Semcon IP Inc. brought patent infringement suits in the United States District Court for the Eastern District of Texas against Huawei Technologies, MediaTek Inc., STMicroelectronics Inc., Texas Instruments Incorporated and ZTE Corporation. As of December 31, 2018, these actions had been settled and dismissed.

In May 2018, Semcon brought patent infringement actions in the United States District Court for the Eastern District of Texas against Amazon.com, Inc., AsusTeK Computer Inc., TCT Mobile International Limited et. al., Kyocera Corporation, LVMH Moet Hennessy Louis Vuitton, SE, Shenzhen OnePlus Science & Technology Co., Ltd., and Michael Kors Holdings Ltd.

The Michael Kors, Kyocera and Amazon actions were settled in 2019, and our revenue for the year ended December 31, 2019 includes revenue from these settlements. The AsusTeK Computer Inc., TCT Mobile International Limited et. al., LVMH Moet Hennessy Louis Vuitton, SE, and Shenzhen OnePlus Science & Technology Co., Ltd., actions were settled in 2020 and our revenue for the year ended December 31, 2020 includes revenue from these settlements.

Diode on Chip Portfolio

This portfolio, which is the third portfolio which we acquired from Intellectual Ventures and transferred to a newly-formed subsidiary, IC Kinetics Inc., consists of three United States patents and one pending continuation application which cover technology relating to on-chip temperature measurement for semiconductors. As of March 31, 2021, we did not generate any revenue from this portfolio.

CXT Portfolio

This portfolio consists of thirty United States patents and three pending continuation applications which cover technology relating to systems and methods of operating an accessible information database which provides for inventory evaluation, filtering according to preferences, alternative product recommendations, and access to a database of consumer feedback/evaluation.

In April 2018 CXT brought patent infringement suits in the United States District Court for the Eastern District of Texas against Academy Ltd., The Container Store Group, Inc. and Pier 1 Imports, Inc. In May 2018 CXT brought patent infringement suits in the United States District Court for the Eastern District of Texas against Conn’s, Inc., Fossil Group, Inc., JC Penney Company, Inc., Stage Stores, Inc. and Tailored Brands, Inc. In May 2019, CXT brought patent infringement actions in the United States District Court for the Eastern District of Texas against Harbor Freight Tools USA, Inc., Hallmark.com, LLC, Retail Concepts, Inc. and CC Filson Co. In August 2019, CXT brought patent infringement suits in the United States District Court for the Eastern District of Texas against Neiman Marcus Group Ltd., General Nutrition Corporation and Steve Madden, Ltd.

In March 2021 CXT brought patent infringement suits in the United States District Court for the Eastern District of Texas against Advanced Auto Parts, Inc., Costco Wholesale Corporation, The Sherwin-Williams Company, V.F. Corporation and IKEA North America Services, LLC.

The actions against The Container Store, Pier 1 Imports and Stage Stores were settled in 2019 and revenue for the year ended December 31, 2019 included revenue from these settlements.

The actions against Conn’s, Inc., Academy Ltd., Fossil Group, Inc., JC Penney Company, Inc., Tailored Brands, Inc., Harbor Freight Tools USA, Inc., Hallmark, CC Filson, General Nutrition, Steve Madden, Ltd. and Neiman Marcus Group Ltd. were resolved in 2020 and revenue for the year ended December 31, 2020 includes revenue from any related settlements.

CMOS Portfolio

This portfolio consists of eleven United States patents and sixteen foreign patents which cover technology relating to digital image sensor technology systems and methods which PIS acquired on January 26, 2018.

In April 2018 PIS brought patent infringement actions in the United States District Court for the District of Delaware against Lenovo Group Ltd., AsusTek Computer Inc., Lorex Technology Inc., and NETGEAR, Inc. As of December 31, 2019, all actions had been settled and revenue for the year ended December 31, 2019 incudes revenue from these settlements. We did not generate revenue from the CMOS Portfolio in 2020.

M-RED Portfolio

This portfolio consists of sixty United States patents and eight foreign patents which cover technology relating to processor and power management which M-RED acquired on March 15, 2019.

On April 29, 2019, M-Red brought patent infringement suits in the U.S. District for the Eastern District of Texas against MediaTek Inc. and Acer Inc. On July 16, 2019, M-Red Inc. brought patent infringement suits in the U.S. District for the Eastern District of Texas against Panasonic Corporation. As of December 31, 2020, all actions were settled and dismissed and revenue for the year ended December 31, 2020 incudes revenue from settlements. We did not generate revenue from the M-RED Portfolio in 2019.

In March 2021, M-Red brought patent infringement suits in the U.S. District for the Eastern District of Texas against Nintendo CO., Ltd., Mitsubishi Electric Corporation and Xiaomi Corporation et. al.

Audio Messaging Portfolio

This portfolio consists of five issued United States patents and one pending application which generally relate to systems and methods for associating an audio clip with an object which our wholly-owned subsidiary, Audio Messaging Inc. (“AMI”), acquired in May of 2020.

Peregrin Portfolio

Acquired in February 2021, this portfolio consists of eight issued United States patents which generally relate to systems and methods for processing inbound and outbound communications, for example, determining the location of a caller and routing the inbound communication to an entity in the caller’s location.

Competition

We encounter and expect to continue to encounter competition in the areas of intellectual property acquisitions for the sake of licensure from both private and publicly traded companies that engage in intellectual property monetization activities. Such competitors and potential competitors include companies seeking to acquire the same intellectual property assets and intellectual property rights that we may seek to acquire. Entities such as Acacia Research Corporation, Document Security Systems, Inc., Intellectual Ventures, Quarterhill Inc., Conversant Intellectual Property Management Inc., VirnetX Holding Corporation, Network-1 Security Solutions, Interdigital, Inc., IPValue Management Inc., Pendrell Corporation, Inventergy Global, Inc., Netlist Inc., Parkervision Inc., Walker Innovation, Inc., Daedalus Group LLC and others derive all or a substantial portion of their revenue from intellectual property monetization activities, and we expect more entities to enter the market. Most of our competitors have longer operating histories and significantly greater financial resources and personnel than we have.

We also compete with venture capital firms, strategic corporate buyers and various industry leaders for intellectual property and technology acquisitions and licensing opportunities. Many of these competitors have more financial and human resources than our company. In seeking to obtain intellectual property assets or intellectual property rights, we seek to both demonstrate our understanding of the intellectual property that we are seeking to acquire or license and our ability to monetize their intellectual property rights. Our weak cash position and history of losses, together with our low stock price, may impair our ability to negotiate successfully with the intellectual property owners.

Other companies may develop competing technologies that offer better or less expensive alternatives to intellectual property rights that we may acquire and/or out-license. Many potential competitors may have significantly greater resources than we do. The development of technological advances or entirely different approaches could render certain of the technologies owned or controlled by our operating subsidiaries obsolete and/or uneconomical.

Intellectual Property Rights

We have twelve intellectual property portfolios: financial data, mobile data, Turtle Pak, anchor structure, power management/bus control, diode on chip, rich media, CXT, CMOS, M-RED, Audio Messaging and Peregrin. The following table sets forth information concerning our patents and other intellectual property. Each patent or other intellectual property right listed in the table below that has been granted is publicly accessible on the Internet website of the U.S. Patent and Trademark Office at www.uspto.gov. In the table below, the anchor structure portfolio is referred to as Mariner, the power management/bus control portfolio is referred to as Semcom, the diode on chip portfolio is referred to as IC and the Audio Messaging is referred to as AMI.

Segment	Type	Number	Title	File Date	Issue / Publication Date	Expiration
Financial Data	US Patent	RE38,137	Programmable multiple company credit card system	1/11/2001	6/10/2003	9/28/2015
Mobile Data	US Patent	7,194,468	Apparatus and method for supplying information	4/13/2000	3/20/2007	4/13/2020
Mobile Data	US Patent	9,288,605	Apparatus and method for supplying information	11/12/2009	3/15/2016	4/13/2020
Mobile Data	US Patent	9,913,068	Apparatus and method for supplying information	3/15/2013	3/6/2018	7/20/2021
Mobile Data	US Application	15/877,820	Apparatus and method for supplying information	1/23/2018	5/31/2018	N/A
Turtle Pak	US Patent	6,490,844	Film wrap packaging apparatus and method	6/21/2001	12/10/2002	7/10/2021
Turtle Pak	US Trademark	74709827	Turtle pak - design plus words, letters, and/or numbers	8/1/1995	6/4/1996	N/A
Mariner	US Patent	5,650,666	Method and apparatus for preventing cracks in semiconductor die	11/22/1995	7/22/1997	11/22/2015
Mariner	US Patent	5,846,874	Method and apparatus for preventing cracks in semiconductor die	2/28/1997	12/8/1998	11/22/2015
Semcon	US Patent	7,100,061	Adaptive power control	1/18/2000	8/29/2006	1/18/2020
Semcon	US Patent	7,596,708	Adaptive power control	4/25/2006	9/29/2009	1/18/2020
Semcon	US Patent	8,566,627	Adaptive power control	7/14/2009	10/22/2013	1/18/2020
Semcon	US Patent	8,806,247	Adaptive power control	12/21/2012	8/12/2014	1/18/2020
Semcon	PCT Application	PCT/US2001/001684	Adaptive power control	1/16/2001	7/26/2001	N/A
Semcon	Reexam Certificate	7,100,061C1	Adaptive power control	6/13/2007	8/4/2009	N/A
Semcon	US Patent	5,978,876	System and method for controlling communications between subsystems	4/14/1997	11/2/1999	4/14/2017
IC	US Patent	7,118,273	System for on-chip temperature measurement in integrated circuits	4/10/2003	10/10/2006	4/10/2023
IC	US Patent	7,108,420	System for on-chip temperature measurement in integrated circuits	10/7/2004	9/19/2006	4/10/2023
IC	US Patent	9,222,843	System for on-chip temperature measurement in integrated circuits	9/23/2011	12/29/2015	4/10/2023
IC	US Application	16/537,200	System for on-chip temperature measurement in integrated circuits	8/9/2019	11/28/2019	N/A

Segment	Type	Number	Title	File Date	Issue / Publication Date	Expiration
Rich Media	Patent Proceeds Interest	7,000,180	Methods, systems, and processes for the design and creation of rich media applications via the internet	02/09/2001	02/14/2006	10/16/2023
CXT	US Patent	7,103,568	Online product exchange system	2/23/2004	9/5/2006	8/8/2015
CXT	US Patent	7,933,806	Online product exchange system with price-sorted matching products	9/11/2006	4/26/2011	8/8/2015
CXT	US Patent	8,024,226	Product exchange system	11/6/2006	4/26/2011	8/8/2015
CXT	US Patent	5,983,220	Supporting intuitive decision in complex multi-attributive domains using fuzzy, hierarchial expert models	11/14/1996	11/9/1999	11/14/2016
CXT	US Patent	6,463,431	Database evaluation system supporting intuitive decision in complex multi-attributive domains using fuzzy, hierarchial expert models	6/25/1999	10/8/2002	11/14/2016
CXT	US Patent	5,940,807	Automated and independently accessible inventory information exchange system	5/28/1997	8/17/1999	5/23/17
CXT	US Patent	6,081,789	Automated and independently accessible inventory information exchange system	1/8/1999	6/27/2000	5/23/17
CXT	US Patent	6,601,043	Automated and independently accessible inventory information exchange system	6/26/2000	7/29/2003	5/23/17
CXT	US Patent	6,011,537	System for delivering and simultaneously displaying primary and secondary information, and for displaying only the secondary information during interstitial space	1/27/1998	1/4/2000	1/27/2018
CXT	US Patent	7,133,835	Online exchange market system with a buyer auction and a seller auction	10/30/1995	11/7/2006	5/27/2018
CXT	US Patent	6,412,012	System, method, and article of manufacture for making a compatibility aware recommendation to a user	12/23/1998	6/25/2002	12/23/2018
CXT	US Patent	6,493,703	System and method for implementing intelligent online community message board	5/11/1999	12/10/2002	5/11/2019
CXT	US Patent	6,571,234	System and method for managing online message board	5/11/1999	5/27/2003	5/11/2019
CXT	US Patent	6,721,748	Online content provider system and method	5/13/2002	4/13/2004	5/11/2019
CXT	US Patent	6,778,982	Online content provider system and method	2/20/2003	8/17/2004	5/11/2019
CXT	US Patent	6,804,675	Online content provider system and method	3/17/2003	10/12/2004	5/11/2019
CXT	US Patent	7,159,011	System and method for managing an online messaging board	8/16/2004	1/2/2007	5/11/2019
CXT	US Patent	7,162,471	Content query system and method	8/16/2004	1/9/2007	5/11/2019
CXT	US Patent	RE43,835	Online content tabulating system and method	2/22/2007	11/27/2012	5/11/2019
CXT	US Patent	RE45,661	Online content tabulating system and method	11/20/2012	9/1/2015	5/11/2019
CXT	US Patent	7,065,494	Electronic customer service and rating system and method	6/25/1999	6/20/2006	6/25/2019
CXT	US Patent	7,340,411	System and method for generating, capturing, and managing customer lead information over a computer network	10/20/2003	3/4/2008	8/2/2021
CXT	US Patent	8,260,806	Storage, management and distribution of consumer information	6/29/2007	9/4/2012	10/17/2021
CXT	US Patent	7,487,130	Consumer-controlled limited and constrained access to a centrally stored information account	1/6/2006	2/3/2009	11/7/2021
CXT	US Patent	7,016,877	Consumer-controlled limited and constrained access to a centrally stored information account	11/7/2001	3/21/2006	2/22/2023
CXT	US Patent	7,257,581	Storage, management and distribution of consumer information	8/6/2001	8/14/2007	6/2/2023

Segment	Type	Number	Title	File Date	Issue / Publication Date	Expiration
CXT	US Patent	7,467,141	Branding and revenue sharing models for facilitating storage, management and distribution of consumer information	8/20/2001	12/16/2008	8/11/2023
CXT	US Patent	7,016,875	Single sign-on for access to a central data repository	10/9/2001	3/21/2006	8/19/2023
CXT	US Patent	8,566,248	Initiation of an information transaction over a network via a wireless device	11/20/2001	10/22/2013	6/17/2026
CXT	US Patent	9,928,508	Single sign-on for access to a central data repository	1/6/2006	3/27/18	5/22/2027
CMOS	US Patent	6,624,404	CMOS image sensor having enhanced photosensitivity and method for fabricating the same	11/26/2001	9/23/2003	12/30/2019
CMOS	Korean Patent	KR10-0303774	Method for fabricating cmos image sensor	12/30/1998	7/13/2001	12/30/2018
CMOS	US Patent	6,348,361	CMOS image sensor having enhanced photosensitivity and method for fabricating the same	12/30/1999	2/19/2002	12/30/2019
CMOS	US Patent	6,184,055	CMOS image sensor with equivalent potential diode and method for fabricating the same	2/26/1999	2/6/2001	2/26/2019
CMOS	Chinese Patent	CNZL99105588.8	Complementary mos image sensor and making method thereof	2/28/1999	10/13/2004	2/27/2019
CMOS	Chinese Patent	CNZL200310104488.4	Image sensing device and its manufacturing method	2/28/1999	3/26/2008	2/27/2019
CMOS	German Patent	DE19908457.2	Photodiode used in cmos image sensing device	2/26/1999	11/28/2013	2/26/2019
CMOS	French Patent	FR2775541	Photodiode for use in a cmos image sensor and method for fabricating the same	3/1/1999	8/2/2002	3/1/2019
CMOS	French Patent	FR2779870	Photodiodes for image sensors	3/1/1999	5/13/2005	3/1/2019
CMOS	United Kingdom Patent	GB2334817	Photodiode for use in a cmos image sensor and method for fabricating the same	3/1/1999	7/1/2003	3/1/2019
CMOS	United Kingdom Patent	GB2383900	CMOS image sensor and method for fabricating the same	3/1/1999	8/20/2003	3/1/2019
CMOS	Japanese Patent	JP4390896	CMOS image sensor and manufacture thereof	3/1/1999	10/16/2009	3/1/2019
CMOS	Korean Patent	KR10-0278285	CMOS image sensor and manufacturing method thereof	2/24/1999	10/18/2000	2/24/2019
CMOS	Taiwanese Patent	TWI141677	CMOS image sensor with equivalent potential diode	3/22/1999	10/1/2001	3/21/2019
CMOS	US Patent	6,180,969	CMOS image sensor with equivalent potential diode	2/26/1999	1/30/2001	2/26/2019
CMOS	US Patent	6,563,187	CMOS image sensor integrated together with memory device	6/29/1999	5/13/2003	6/29/2019
CMOS	US Patent	6,949,388	CMOS image sensor integrated together with memory device	5/12/2003	9/27/2005	11/9/2019
CMOS	Korean Patent	KR10-0464955	CMOS image sensor integrated with memory device	6/29/1998	12/24/2004	6/29/2018
CMOS	US Patent	6,627,929	Solid state ccd image sensor having a light shielding layer	6/13/2001	9/30/2003	10/13/2018

Segment	Type	Number	Title	File Date	Issue / Publication Date	Expiration
CMOS	Korean Patent	KR10-0263473	Solid state image device and fabrication method thereof	2/16/1998	5/17/2000	2/16/2018
CMOS	US Patent	6,300,157	Solid state image sensor and method for fabricating the same	10/13/1998	10/9/2001	10/13/2018
CMOS	US Patent	7,113,203	Method and system for single-chip camera	5/7/2002	9/26/2006	5/13/2022
CMOS	US Patent	6,706,550	Photodiode having a plurality of PN junctions and image sensor having the same	10/16/2002	3/16/2004	2/26/2019
CMOS	Japanese Patent	JP4139931	Pinned photodiode of image sensor, and its manufacture	6/28/1999	6/20/2008	6/28/2019
CMOS	Korean Patent	KR10-0275123	Pinned photodiode of image sensor and manufacturing method thereof	6/29/1998	9/19/2000	6/29/2018
CMOS	Taiwanese Patent	TWI133257	Photodiode having a plurality of PN junctions and image sensor having the same	6/30/1999	5/28/2001	6/29/2019
CMOS	US Patent	6,489,643	Photodiode having a plurality of PN junctions and image sensor having the same	6/28/1999	12/3/2002	6/28/2019
M-RED	US Patent	6,853,259	Ring oscillator dynamic adjustments for auto calibration	8/15/2001	2/8/2005	8/15/2021
M-RED	US Patent	7,068,557	Ring oscillator dynamic adjustments for auto calibration	1/25/2005	6/27/2006	8/15/2021
M-RED	US Patent	7,209,401	Ring oscillator dynamic adjustments for auto calibration	5/2/2006	4/24/2007	8/15/2021
M-RED	US Patent	6,221,682	Method and apparatus for evaluating a known good die using both wire bond and flip-chip interconnects	5/28/1999	4/24/2001	5/28/2019
M-RED	US Patent	RE43,607	Method and apparatus for evaluating a known good die using both wire bond and flip-chip interconnects	5/31/2007	8/28/2012	12/31/2019
M-RED	US Patent	6,177,843	Oscillator circuit controlled by programmable logic	5/26/1999	1/23/2001	5/26/2019
M-RED	US Patent	6,628,171	Method, architecture and circuit for controlling and/or operating an oscillator	1/23/2001	9/30/2003	5/26/2019
M-RED	US Patent	6,831,690	Electrical sensing apparatus and method utilizing an array of transducer elements	12/7/1999	12/14/2004	12/7/2019
M-RED	US Patent	7,511,754	Electrical sensing apparatus and method utilizing an array of transducer elements	10/26/2004	3/31/2009	2/7/2022
M-RED	US Patent	6,498,399	Low dielectric-constant dielectric for etchstop in dual damascene backend of integrated circuits	9/8/1999	12/24/2002	9/8/2019
M-RED	US Patent	6,744,311	Switching amplifier with voltage-multiplying output stage	4/23/2002	6/1/2004	4/23/2022
M-RED	US Patent	6,646,465	Programmable Logic Device Including Bi-Directional Shift Register	2/7/2002	11/11/2003	2/7/2022
M-RED	US Patent	6,721,310	Multiport non-blocking high capacity atm and packet switch	11/2/2001	4/13/2004	11/2/2021
M-RED	US Patent	6,456,183	Inductor for Integrated Circuit	2/24/2000	9/24/2002	2/24/2020
M-RED	US Patent	6,838,970	Inductor for Integrated Circuit	7/26/2002	1/4/2005	9/30/2020
M-RED	US Patent	6,459,135	Monolithic Integrated Circuit Incorporating An Inductive Component And Process For Fabricating Such An Integrated Circuit	3/15/2000	10/1/2002	3/15/2020
M-RED	US Patent	6,388,322	Article comprising a mechanically compliant bump	1/17/2001	5/14/2002	1/17/2021
M-RED	US Patent	6,458,411	Method of making a mechanically compliant bump	10/5/2001	10/1/2002	1/17/2021
M-RED	US Patent	6,506,648	Method of fabricating a high power RF field effect transistor with reduced hot electron injection and resulting structure	9/2/1998	1/14/2003	6/27/2019

Segment	Type	Number	Title	File Date	Issue / Publication Date	Expiration
M-RED	US Patent	6,735,422	Calibrated DC compensation system for a wireless communication device configured in a zero intermediate frequency architecture	10/2/2000	5/11/2004	10/2/2020
M-RED	US Patent	6,674,998	System and method for detecting and correcting phase error between differential signals	12/21/2000	1/6/2004	10/2/2020
M-RED	US Patent	6,891,440	Quadrature oscillator with phase error correction	12/21/2000	1/6/2004	8/8/2022
M-RED	US Patent	6,763,228	Precision automatic gain control circuit	12/21/2001	7/13/2004	10/3/2021
M-RED	US Patent	6,748,200	Automatic gain control system and method for a ZIF architecture	4/4/2003	6/8/2004	10/2/2020
M-RED	US Patent	RE42,799	Packet acquisition and channel tracking for a wireless communication device configured in a zero intermediate frequency architecture	6/27/2008	10/4/2011	1/22/2023
M-RED	US Patent	6,560,448	DC compensation system for a wireless communication device configured in a zero intermediate frequency architecture	10/2/2000	5/6/2003	8/29/2021
M-RED	US Patent	6,448,910	Method and apparatus for convolution encoding and viterbi decoding of data that utilize a configurable processor to configure a plurality of re-configurable processing elements	3/26/2001	9/10/2002	3/26/2021
M-RED	US Patent	7,127,588	Apparatus and method for an improved performance VLIW processor	12/5/2000	10/24/2006	3/17/2022
M-RED	US Patent	6,757,752	Micro Controller Development System	1/14/2002	6/29/2004	1/14/2022
M-RED	US Patent	6,509,646	Apparatus For Reducing An Electrical Noise Inside A Ball Grid Array Package	5/22/2000	1/21/2003	5/22/2020
M-RED	US Patent	6,365,970	Bond Pad Structure And Its Method Of Fabricating	12/10/1999	4/2/2002	12/10/2019
M-RED	US Patent	6,912,601	Method of programming PLDs using a wireless link	6/28/2000	6/28/2005	5/11/2022
M-RED	US Patent	6,496,054	Control signal generator for an overvoltage-tolerant interface circuit on a low voltage process	5/9/2001	12/17/2002	5/9/2021
M-RED	US Patent	6,194,279	Fabrication method for gate spacer	6/28/1999	2/27/2001	6/28/2019
M-RED	US Patent	6,281,554	Electrostatic discharge protection circuit	3/20/2000	8/28/2001	3/20/2020
M-RED	US Patent	6,657,263	MOS transistors having dual gates and self-aligned interconnect contact windows	6/28/2001	12/2/2003	3/24/2020
M-RED	US Patent	6,461,908	Method of manufacturing a semiconductor device	4/10/2001	10/8/2002	4/10/2021
M-RED	US Patent	6,737,995	Clock and data recovery with a feedback loop to adjust the slice level of an input sampling circuit	4/10/2002	5/18/2004	4/18/2022
M-RED	US Patent	6,747,522	Digitally controlled crystal oscillator with integrated coarse and fine control	5/3/2002	6/8/2004	5/17/2022
M-RED	US Patent	6,275,116	Method, circuit and/or architecture to improve the frequency range of a voltage controlled oscillator	6/8/1999	8/14/2001	6/8/2019
M-RED	US Patent	6,608,763	Stacking system and method	9/15/2000	8/19/2003	5/24/2021
M-RED	US Patent	6,404,043	Panel stacking of BGA devices to form three-dimensional modules	6/21/2000	6/11/2002	6/21/2020
M-RED	US Patent	6,472,735	Three-dimensional memory stacking using anisotropic epoxy interconnections	4/5/2001	10/29/2002	6/27/2020
M-RED	US Patent	6,544,815	Panel stacking of BGA devices to form three-dimensional modules	8/6/2001	4/8/2003	6/21/2020
M-RED	US Patent	6,566,746	Panel stacking of BGA devices to form three-dimensional modules	12/14/2001	5/20/2003	6/21/2020
M-RED	US Patent	6,878,571	Panel stacking of BGA devices to form three-dimensional modules	12/11/2002	4/12/2005	4/30/2021

Segment	Type	Number	Title	File Date	Issue / Publication Date	Expiration
M-RED	US Patent	6,627,984	Chip stack with differing chip package types	7/24/2001	9/30/2003	7/24/2021
M-RED	US Patent	6,908,792	Chip stack with differing chip package types	10/3/2002	6/21/2005	2/21/2022
M-RED	US Patent	6,205,524	Multimedia arbiter and method using fixed round-robin slots for real-time agents and a timed priority slot for non-real-time agents	9/16/1998	3/20/2001	9/16/2018
M-RED	US Patent	6,157,978	Multimedia round-robin arbitration with phantom slots for super-priority real-time agent	1/6/1999	12/5/2000	9/16/2018
M-RED	US Patent	6,117,750	Process for obtaining a layer of single-crystal germanium or silicon on a substrate of single-crystal silicon or germanium, respectively	12/21/1998	9/12/2000	12/21/2018
M-RED	US Patent	6,429,098	Process for obtaining a layer of single-crystal germanium or silicon on a substrate of single-crystal silicon or germanium, respectively, and multilayer products obtained	9/11/2000	8/6/2002	12/21/2018
M-RED	US Patent	6,134,176	Disabling a defective element in an integrated circuit device having redundant elements	11/24/1998	10/17/2000	11/24/2018
M-RED	US Patent	6,366,998	Reconfigurable functional units for implementing a hybrid vliw-simd programming model	10/14/1998	4/2/2002	10/14/2018
M-RED	US Patent	6,401,217	Method For Error Recognition In A Processor System	7/22/1998	6/4/2002	7/22/2018
M-RED	US Patent	6,169,028	Method for fabricating metal interconnected structure	1/26/1999	1/2/2001	1/26/2019
M-RED	US Patent	6,190,981	Method for fabricating metal oxide semiconductor	2/3/1999	2/20/2001	2/3/2019
M-RED	US Patent	6,130,823	Stackable ball grid array module and method	2/1/1999	10/10/2000	2/1/2019
M-RED	US Patent	6,208,004	Semiconductor device with high-temperature-stable gate electrode for sub-micron applications and fabrication thereof	8/19/1998	3/27/2001	8/19/2018
M-RED	US Patent	6,479,362	Semiconductor device with high-temperature-stable gate electrode for sub-micron applications and fabrication thereof	2/14/2001	11/12/2002	8/19/2018
M-RED	Korean Patent	KR10-0796825	Method of manufacturing a semiconductor device	4/3/2001	6/24/2009	4/3/2021
M-RED	British Patent	GB0930382	Process for obtaining a layer of single crystal germanium or silicon on single crystal silicon or germanium substrate respectively, and multilayer products thus obtained	12/9/1998	8/21/2002	12/9/2018
M-RED	Italian Patent	IT0930382	Process for obtaining a layer of single crystal germanium or silicon on single crystal silicon or germanium substrate respectively, and multilayer products thus obtained	12/9/1998	8/21/2002	12/9/2018
M-RED	Korean Patent	KR10-0633947	Method of fabricating a high power rf field effect transistor with reduced hot electron injection and resulting structure	8/17/1999	10/4/2006	8/17/2019
M-RED	French Patent	FR2791470	Monolithic Integrated Circuit Comprising An Inductor And A Method Of Fabricating The Same	3/23/1999	6/1/2001	3/23/2019
M-RED	French Patent	FR2790328	Inductive Component, Integrated Transformer, In Particular For A Radio Frequency Circuit, And Associated Integrated Circuit With Such Inductive Component Or Integrated Transformer	2/26/1999	4/20/2001	2/26/2019

Segment	Type	Number	Title	File Date	Issue / Publication Date	Expiration*
M-RED	Japanese Patent	JP4846167	Method of manufacturing a semiconductor device	4/3/2001	10/21/2011	4/3/2021
M-RED	Japanese Patent	JP5051939	Electric sensor device, method for generating electric signal from array of converter element	12/5/2000	8/3/2012	12/5/2020
AMI	US Patent	8,280,014	System and method for associating audio clips with objects	11/29/2006	10/02/2012	11/08/2030
AMI	US Patent	9,088,667	System and method for associating audio clips with objects	09/06/2012	07/21/2015	06/30/2027
AMI	US Patent	10,033,876	System and method for associating audio clips with objects	06/02/2015	07/24/2018	11/29/2026
AMI	US Patent	10,348,909	System and method for associating audio clips with objects	06/18/2018	07/09/2019	11/29/2026
AMI	US Patent	10,938,995	System and method for associating audio clips with objects	05/23/2019	03/02/2021	11/29/2026
AMI	US Patent Application	17/162,354	System and method for associating audio clips with objects	01/29/2021	n/a	n/a
Peregrin	US Patent	7,761,371	Analyzing a credit counseling agency	07/19/2007	07/20/2010	10/19/2020
Peregrin	US Patent	7,827,097	System for transferring an inbound communication to one of a plurality of credit-counseling agencies	10/19/2000	11/02/2010	10/23/2024
Peregrin	US Patent	7,860,785	Communication system to automatically refer an inbound communication	07/19/2007	12/28/2010	10/19/2020
Peregrin	US Patent	8,209,257	System for transferring an inbound communication to one of a plurality of credit-counseling agencies	11/01/2010	06/26/2012	11/27/2020
Peregrin	US Patent	8,725,630	Method of processing a phone call	06/25/2012	05/13/2014	10/19/2020
Peregrin	US Patent	9,948,771	Using an interactive voice response apparatus	05/12/2014	04/17/2018	12/23/2022
Peregrin	US Patent	10,230,840	Method of using an apparatus processing phone call routing	05/12/2014	03/12/2019	01/05/2022
Peregrin	US Patent	10,735,582	Apparatus processing phone calls	03/11/2019	08/04/2020	10/19/2020

*	Subject to any terminal disclaimer or patent term extension

Research and Development

Research and development expense are incurred by us in connection with the evaluation of patents. We did not incur research and development expenses during the three months ended March 31, 2021 or the year ended December 31, 2020.

Consulting Contracts

On February 22, 2021, we entered into advisory service agreement with three consultants – William Gates, Crystal Nicolson and Jeff Toler pursuant to which they will provide services to us in connection with the development of our business. The agreements have a term of ten years and may be terminated by us for cause or upon the death or disability of the consultants.

Pursuant to the agreements with Mr. Gates and Ms. Nicolson, the compensation payable to each of them consists of a restricted stock grant of 10,000,000 shares of Common Stock which immediately vests in full and a ten-year option to purchase a total of 30,000,000 shares of Common Stock, which become exercisable cumulatively as follows:

●	10,000,000 shares at an exercise price of $0.01 per share becoming exercisable upon the commencement of trading of our common stock on the OTCQB.

●	10,000,000 shares at an exercise price of $0.03 per share, becoming exercisable on the first day on which we file with the SEC a Form 10-K or Form 10-Q which stockholders’ equity of at least $5,000,000, and

●	10,000,000 shares at an exercise price of $0.05/share becoming exercisable on the date on which the Common Stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange.

Pursuant to the agreement with Mr. Toler, the compensation payable to him consists of a restricted stock grant of 10,000,000 shares of Common Stock which immediately vests in full and a ten-year option to purchase 30,000,000 shares of Common Stock, which becomes exercisable cumulatively as follows:

●	10,000,000 shares at an exercise price of $0.01 per share upon the first anniversary of the agreement;

●	10,000,000 shares at an exercise price of $0.03 per share upon the second anniversary of the agreement; and

●	10,000,000 shares at an exercise price of $0.05 per share upon the third anniversary of the agreement.

Employees

As of May 31, 2021, we have no employees other than our two officers, only one of whom, Mr. Jon Scahill, our chief executive officer and president, is full time. Our employees are not represented by a labor union, and we consider our employee relations to be good.

MANAGEMENT’S DISCUSSION AND ANALYSIS FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See “Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this report.

Overview

Our principal operations include the development, acquisition, licensing and enforcement of intellectual property rights that are either owned or controlled by us or one of our wholly owned subsidiaries. We currently own, control or manage thirteen intellectual property portfolios, which principally consist of patent rights. As part of our intellectual property asset management activities and in the ordinary course of our business, it has been necessary for either us or the intellectual property owner who we represent to initiate, and it is likely to continue to be necessary to initiate, patent infringement lawsuits and engage in patent infringement litigation. We anticipate that our primary source of revenue will continue to come from the grant of licenses to use our intellectual property, including licenses granted as part of the settlement of patent infringement lawsuits.

We seek to generate revenue from patent licensing fees relating to our intellectual property portfolio, which includes fees from the licensing of our intellectual property, primarily from litigation relating to enforcement of our intellectual property rights. All of the revenue for the three months ended March 31, 2020 were from patent licensing fees, of which approximately 100% was paid to the patent seller, funding sources and legal counsel pursuant to our agreements with patent sellers, funding sources and legal counsel. We did not generate revenue from any source in the fourth quarter of 2020 or the three months ended March 31, 2021.

To a significantly lesser extent we have also generated revenue from licensed packaging sales, which relate to the sale of licensed products, although we did not generate any revenue from licensed packaging sales in the year ended December 31, 2020 or the three months ended March 31, 2021.

We previously received management fees for managing litigation related to our intellectual property rights. We do not currently receive these fees, we do not have any agreements that provide for such payments and we may not generate revenue from such fees in the future.

Because of the nature of our business transactions to date, we recognize revenues from licensing upon execution of a license agreement following settlement of litigation and not over the life of the patent. Thus, we would recognize revenue when we enter into the agreement pursuant to which we are to receive the license fee or settlement payment. Although we intend to seek to develop portfolios of intellectual property rights that provide us for a continuing stream of revenue, to date we have not been successful in doing so, and we cannot give you any assurance that we will be able to generate any significant revenue from licenses that provide a continuing stream of revenue. Thus, to the extent that we continue to generate cash from single payment licenses, our revenues can, and are likely to, vary significantly from quarter to quarter and year to year. Our gross profit from license fees reflects any royalties which we pay in connection with our license.

Our agreements with our funding sources have typically provided that the funding source pay the litigation costs and receive a percentage of the recovery, thus reducing our recovery in connection with any settlement of the litigation. To the extent that our counsel represents us on a contingent fee basis, our recovery would also be reduced by the percentage of the settlement payable to counsel. From September 2015 until December 2020, under our agreements with Intelligent Partners, as the assignee of United Wireless, and under the terms of our agreements to purchase certain intellectual property portfolios, a portion of our recovery may be payable to Intelligent Partners or the seller of the intellectual property rights. All of these payments, which are reflected as cost of revenues, significantly reduce the net payment to us.

On October 22, 2015, we, together with certain of our subsidiaries, and United Wireless, entered into a securities purchase agreement and related agreements, pursuant to which, among other actions, we issued our 10% secured convertible promissory notes due September 30, 2020 to United Wireless. The rights of United Wireless under the securities purchase agreement and the related notes were assigned to Intelligent Partners. The proceeds of the notes were used to purchase certain of our intellectual portfolios. At September 30, 2020, promissory notes in the aggregate principal amount of $4,672,810 were outstanding. The notes became due by their terms on September 30, 2020, and we did not have the resources to make, and we did not make, payments due on September 30, 2020. As a result of the possibility that Intelligent Partners could declare a default under the securities purchase agreement and the note, which would likely to result in our seeking protection under the Bankruptcy Act, we were not able to obtain any litigation financing and no litigation counsel would represent us on a contingency fee basis. Accordingly, we did not generate any revenue during the fourth quarter of 2020, and we devoted our efforts to negotiating a funding agreement with QFL and a restructure of our agreement with Intelligent Partners, which was required by QFL as a condition to entering into a funding agreement with us. As described below, closing of the restructure took well into the first quarter of 2021. We believe that our default in paying the notes to Intelligent Partners when due on September 30, 2020 significantly impaired our ability to generate revenue since neither counsel nor funding sources would provide funds or services to us because of this default and the uncertainty of our ability to continue in business as a result of the default.

On February 26, 2021, pursuant to an agreement with PKT, PKT assigned us all right, title and interest in a portfolio of eight United States patents (the “Peregrin Portfolio”). We paid PKT $350,000 at closing and we agreed that, upon the realization of gross proceeds from the Peregrin Portfolio, we will make subsequent installment payment or payments in the aggregate amount of $93,900, which shall be due and payable to PKT from time to time as gross proceeds are realized, with payments to PKT to be made at the same time as payment is being made for disbursements incurred by third party vendors until such payments total $93,900. The agreement provides that at such time as we have received gross monetization proceeds from the Peregrin Portfolio of $4,906,100, we pay PKT a percentage of such gross monetization proceeds.

In March 2021, CXT brought patent infringement suits in the United States District Court for the Eastern District of Texas against The Sherwin-Williams Company, Advance Auto Parts, Inc., Costco Wholesale Corporation, IKEA North America Services, LLC, and V.F. Corporation.

In March 2021, M-Red Inc. brought patent infringement suits in the U.S. District for the Eastern District of Texas against Mitsubishi Electric Corporation, Xiaomi Corporation et.al and Nintendo Co., Ltd. In April 2021, the case against Nintendo Co., Ltd. was dismissed without prejudice.

Agreements with QFL and Intelligent Partners

On February 22, 2021, we entered into a funding agreement with QFL and a restructure agreement with Intelligent Partners.

Pursuant to the Purchase Agreement with QFL, QFL agreed to make available to us a financing facility of: (a) up to $25,000,000 for the acquisition of mutually agreed patent rights that we intend to monetize; (b) up to $2,000,000 for operating expenses; and (iii) $1,750,000 to fund the cash payment portion of the restructure of our obligations to Intelligent Partners. In return we transferred to QFL a right to receive a portion of net proceeds generated from the monetization of those patents. We used $1,750,000 of proceeds from the QFL financing as the cash payment portion of the restructure of our obligations to Intelligent Partners. Our obligations to QFL are secured by the proceeds from the patents acquired with their funding, the patents and all general intangibles now or hereafter arising from or related to the foregoing and the proceeds and products of the foregoing. We also granted QFL a ten-year warrant to purchase a total of up to 96,246,246 shares of our common stock, with an exercise price of $0.0054 per share which may be exercised from February 19, 2021 through February 18, 2031 on a cash or cashless basis, subject to certain limitations on exercisability. The warrant also contains certain minimum ownership percentage antidilution rights pursuant to which the aggregate number of shares of common stock purchasable upon the initial exercise of the Warrant shall not be less than 10% of the aggregate number of outstanding shares of our capital stock (determined on a fully diluted basis). A portion of any gain from sale of the shares, net of taxes and costs of exercise, realized prior to the completion of all monetization activities shall be credited against the total return due to QFL pursuant to the Purchase Agreement. We also agreed to take all commercially reasonable steps necessary to regain compliance with the OTCQB eligibility standards as soon as practicable, but in no event later than 12 months from the closing date, and granted QFL registration rights with respect to the common stock issuable upon exercise of the warrants. We also granted QFL certain board observation rights. Pursuant to the Purchase Agreement, the all of the net proceeds from the monetization of the intellectual property acquired with funds from QFL are paid directly to QFL. After QFL has received a negotiated rate of return, we and QFL share net proceeds equally until QFL achieves its investment return, as defined in the agreement. Thereafter, we retain 100% of all net proceeds. Except in an Event of Default, as defined therein, all payments by us to QFL pursuant to the Purchase Agreement are non-recourse and shall be paid only if and after net proceeds from monetization of the patent rights owned or acquire by us are received, or to be received.

Contemporaneously with the execution of the agreement with QFL, we entered into a restructure agreement with Intelligent Partners to eliminate any obligations we had with respect to the outstanding notes and the securities purchase agreement. As part of the restructure of our agreements with Intelligent Partners, we amended the existing MPAs and granted Intelligent Partners certain rights in the monetization proceeds from any new intellectual property we acquire. Under these MPAs, Intelligent Partners receives a 60% interest in the proceeds from our intellectual property owned by the eight Subsidiary Guarantors. Intelligent Partners also participates in the monetization proceeds from new intellectual property that we acquire until the total payments under all the monetization participation agreements equal $2,805,000, as follows: for net proceeds between $0 and $1,000,000, Intelligent Partners receives 10% of the net proceeds realized from new patents, except that if, in any calendar quarter, net proceeds realized by us exceed $1,000,000, Intelligent Partners’ entitlement for that quarter only shall increase to 30% on the portion of net proceeds in excess of $1,000,000 but less than $3,000,000. If in the same calendar quarter, net proceeds exceed $3,000,000, Intelligent Partners’ entitlement for that quarter only shall increase to 50% on the portion of net proceeds in excess of $3,000,000. The payments with respect to the new patents terminate once total payments to Intelligent Partners under all monetization participation agreements reach $2,805,000. The payments to Intellectual Partners with respect new patents are payable from the proceeds which are allocated to us under the QFL agreements, which start after QFL has received a negotiated rate of return.

Inventor Royalties, Contingent Litigation Funding Fees and Contingent Legal Expenses

In connection with the investment in certain patents and patent rights, certain of our operating subsidiaries executed agreements which grant to the former owners of the respective patents or patent rights, the right to receive inventor royalties based on future net revenues (as defined in the respective agreements) generated as a result of licensing and otherwise enforcing the respective patents or patent portfolios.

Our operating subsidiaries may engage third party funding sources to provide funding for patent licensing and enforcement. The agreements with the third party funding sources may provide that the funding source receives a portion of any negotiated fees, settlements or judgments. In certain instances, these third party funding sources are entitled to receive a significant percentage of any proceeds realized until the third party funder has recouped agreed upon amounts based on formulas set forth in the underlying funding agreement, which may reduce or delay and proceeds due to us.

Our operating subsidiaries may retain the services of law firms in connection with their licensing and enforcement activities. These law firms may be retained on a contingent fee basis whereby the law firms are paid by the funding source on a scaled percentage of any negotiated fees, settlements or judgments awarded based on how and when the fees, settlements or judgments are obtained. Depending on the amount of any recovery, it is possible that all the proceeds from a specific settlement may be paid to the funding source and legal counsel. We did not generate revenue in the fourth quarter of 2020 and the three months ended March 31, 2021.

The economic terms of the inventor agreements, funding agreements and contingent legal fee arrangements associated with the patent portfolios owned or controlled by our operating subsidiaries, if any, including royalty rates, proceeds sharing rates, contingent fee rates and other terms, vary across the patent portfolios owned or controlled by the operating subsidiaries. Inventor royalties, payments to non-controlling interests, payments to third party funding providers and contingent legal fees expenses fluctuate period to period, based on the amount of revenues recognized each period, the terms and conditions of revenue agreements executed each period and the mix of specific patent portfolios with varying economic terms and obligations generating revenues each period. Inventor royalties, payments to third party funding sources and contingent legal fees expenses will continue to fluctuate and may continue to vary significantly period to period, based primarily on these factors.

In connection with any litigation seeking to enforce our intellectual property rights, it is possible that a defendant may request and/or a court may rule that an operating subsidiary has violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against us or its operating subsidiaries or award attorney’s fees and/or expenses to a defendant(s), which could be material, and if required to be paid by us or its operating subsidiaries, could materially harm our operating results and financial position. Since the operating subsidiaries do not have any assets other than the patents, and the Company does not have any available financial resources to pay any judgment which a defendant may obtain against a subsidiary, such a judgement may result in the bankruptcy of the subsidiary and/or the loss of the patents, which are the subsidiaries’ only assets.

At present, we are pursuing litigation with respect to the CXT portfolio and MRED portfolio. The actions are described under “Business – Our Intellectual Property Portfolios.” We cannot estimate when or whether we will receive any revenue from these litigations, or whether, in the event we do not prevail, the defendant will not obtain an award of legal fees against our plaintiff subsidiary which could result in the bankruptcy of the subsidiary and a default under our agreements with QFL and Intelligent Partners.

Restricted Stock Grants and Options

In February 2021, we issued restricted stock grants to consultants (30,000,000 shares) and to our officers and directors (74,000,000 shares) all of which vested immediately. Also in February 2021, we granted restricted stock options to consultants (90,000,000 shares) and to our chief executive officer (60,000,000 shares). With respect to two of the consultants and the chief executive officer the options become cumulatively exercisable as follows: one-third at an exercise price of $0.01 per share, becoming exercisable upon the commencement of trading of the Common Stock on the OTCQB; one-third at an exercise price of $0.03 per share becoming exercisable on the first day on which we file with the SEC a Form 10-K or Form 10-Q with stockholders’ equity of at least $5,000,000; and one-third at an exercise price of $0.05 per share on the date on which the Common Stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange. We will incur non-cash compensation with respect to the value of the options, based of Black-Scholes valuation, as the options become exercisable. For the three months ended March 31, 2021, we recognized non-cash stock based compensation in the amount of approximately $1,510,000 related to the shares and options.

Results of Operations

Three Months Ended March 31, 2020 and 2021

We generated no revenues for the three months ended March 31, 2021, as compared with revenues of approximately $870,000 for the three months ended March 31, 2020. The failure to generate revenue resulted from our inability to engage counsel or secure financing for licensing programs on our intellectual property as a result of our default under the notes to Intelligent Partners. Our revenue, in the near future if not longer, is likely to be affected by factors relating to the COVID-19 pandemic as described under “Overview.” We generated revenue of approximately $870,000 for the three months ended March 31, 2020, from settlements of actions commenced in May 2018 on the Power Management/Bus Control Portfolio and commenced in May 2018, May 2019 and August 2019 on the CXT Portfolio. The total settlement recovery is included in revenue and the associated costs are deducted as cost of revenue. As discussed above, the timing and amount of our revenue is dependent upon the results of litigation seeking to enforce our intellectual property rights, and we cannot predict when or whether we will have a recovery and how much of the recovery will be received by us after payments to legal counsel, to our funding sources, to inventors/former patent owners and to Intelligent Partners who have an interest in our share of the recovery from certain patent portfolios after deducting payments due to counsel and the litigation funding source.

Operating expenses for the three months ended March 31, 2021 increased by approximately $1,002,000, or 78%, compared to the three months ended March 31, 2020. Our principal operating expense for the three months ended March 31, 2021 was stock based compensation of approximately $1,510,000 to officers, directors and consultants. We did not incur stock-based compensation costs for the three months ended March 31, 2020. Depending on the terms of the engagement with counsel, total fees payable across all our portfolio enforcement actions may exceed total settlement recoveries as of a specific date as the settlements do not occur simultaneously.

Other expenses for the three months ended March 31, 2021 included an approximately $730,000 loss on the extinguishment of our obligation to Intelligent Partners, an approximately $306,000 loss on conversion of debt, warrant expense of approximately $1,819,000 and income of approximately $21,000 on the forgiveness of our Paycheck Protection Program loan. We realized a loss of $40,000 on derivative liability in the comparable period of 2020, which related to our obligations under our agreements with Intellectual Partners as transferee of United Wireless. Other expense reflects interest expense of approximately $29,000 for the three months ended March 31, 2021 and approximately $221,000 for the three months ended March 31, 2020. The decrease in interest expense reflects the termination of accrued interest upon maturity on our note to Intelligent Partners.

During the period we incurred income tax expense of approximately $225 for both the three months March 31, 2021 and the three months ended March 31, 2020.

As a result of the foregoing, we realized net loss of approximately $5,157,000, or $0.01 per share (basic and diluted), for the three months ended March 31, 2021, compared to net loss of approximately $683,000, or $0.00 per share (basic and diluted), for the three months ended March 31, 2020.

Years Ended December 31, 2020 and 2019

The following table shows the revenue and cost of revenue from our two categories of revenue for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020		2019
Revenues:
Patent licensing fees	$5,488,088	100.9%	$4,117,895	99.4%
Licensed packaging sales	-	0.0%	25,274	0.6%
Total	5,488,088	100.0%	4,143,169	100.0%

Cost of revenues:
Cost of sales	-	0.0%	4,520	0.1%
Litigation and licensing expenses	4,692,969	100.0%	3,383,948	99.8%
Management support services	-	0.0%	2,093	0.1%
Total	4,692,969	100.0%	3,390,561	100.0%

Revenues for the year ended December 31, 2020 were $5,488,088, as compared with $4,143,169 in 2019, an increase of $1,344,919, or approximately 32.5%. The increase in 2020 principally reflects an increase in patent licensing fees of $1,370,193, or 33.3%. Our licensing fees reflect the settlement of litigation for infringement of our patent rights. These fees are one-time fees, with the result that there is no continuity of revenues from period to period, and any revenue we generate in future periods will be solely dependent upon the results of pending and future litigation. We cannot assure you that we will generate any revenue from patent licensing fees in the future. The patent licensing fees for 2020 resulted from licensing and settlements of Power Management/Bus Control Portfolio, the CXT Portfolio, the MRED Portfolio and the Financial Data Portfolio. The patent licensing fees of $4,117,895 in 2019 resulted from the licensing and settlements of Power Management/Bus Control Portfolio, the CXT Portfolio, the Anchor Structure Portfolio and the CMOS Portfolio litigations. Our revenue, at least in the near future if not longer, may be affected by factors relating to the COVID-19 pandemic. See “Business – Effects of the COVID-19 Pandemic on our Business.”

Cost of revenues was approximately $4,693,000 for 2020 as compared with approximately $3,391,000 for 2019. Our cost of revenue includes expenses which we incurred in connection with our pending litigations and fees we pay to litigation funding sources, legal counsel, prior owners and pursuant to monetization proceeds agreements in connection with license fees. Cost of revenue for 2020 includes approximately $4,693,000 of litigation and licensing fees paid to litigation funding sources and legal counsel in connection with the Power Management/Bus Control, the CXT Portfolio, the MRED Portfolio and the Financial Data Portfolio licensing programs. Cost of revenues for 2019 includes approximately $3,384,000 of litigation and licensing fees paid to litigation funding sources and legal counsel in connection with the Power Management/Bus Control, the CXT Portfolio, the Anchor Structure Portfolio and the CMOS Portfolio licenses, approximately $2,000 for management support services in connection with management of the Mobile Data Portfolio, and approximately $5,000 relating to TurtlePakTM. We did not have any sales or cost of sales relating to TurtlePakTM for 2020.

Selling, general, and administrative expenses for 2020 increased by approximately $292,000, or approximately 24%, from approximately $1,222,000 in 2019 to approximately $1,514,000 in 2020. Our principal selling, general and administrative expense for 2020 and 2019 was amortization expense of approximately $648,000 and approximately $529,000 for 2020 and 2019, respectively, related to amortization of the patent assets acquired from Intellectual Ventures in October 2015, IV 34/37 in July 2017, and IV 62/71 in January 2018 and IV 113/108. Selling, general and administrative expenses also reflect executive compensation, which was approximately $300,000 for 2020 and 2019.

Other expense consists primarily of interest expense of approximately $804,000 in 2020 as compared with approximately $808,000 in 2019. In 2020, we recognized a $275,000 gain on derivative liability as compared with $55,000 loss on derivative liability in 2019. Other income in 2020 reflects miscellaneous income of $1,000. Other expense in 2019 reflect a $28,000 gain on forgiveness of debt. As a result of the termination of our obligations under the United Wireless notes, commencing in 2021, we no longer have a derivative liability. See Note 4 of Notes to Consolidated Financial Statements.

We had an income tax expense of approximately $65,000 for 2020 as compared with approximately $5,000 in 2019. The income tax expense results primarily from foreign taxes paid with respect to certain of our settlement agreements.

As a result of the foregoing we had a net loss of approximately $1,313,000, or $0.00 per share (basic and diluted) for 2020 compared to net loss of approximately $1,309,000, or $0.00 per share (basic and diluted), for 2019.

Liquidity and Capital Resources

At March 31, 2021, we had current assets of approximately $883,000, and current liabilities of approximately $11,443,000. Our current liabilities include approximately $1,385,000 payable to Intellectual Ventures, a non-interest bearing total monetization proceeds obligation (the “TMPO”) to Intelligent Partners in the amount of $2,805,000 under the Restructure Agreement, which is only payable from money generated from the monetization of intellection property, funding liabilities of $2,500,000 payable to QFL, and loans payable of $147,000 and accrued interest of approximately $289,000 due to former directors and minority stockholders. As of March 31, 2021, we have an accumulated deficit of approximately $26,438,000 and a negative working capital of approximately $10,560,000.

We cannot assure you that we will be successful in generating future revenues, in obtaining additional debt or equity financing or that such additional debt or equity financing will be available on terms acceptable to us, if at all, or that we will be able to obtain any third party funding in connection with any of our intellectual property portfolios. We have no credit facilities.

We cannot predict the success of any pending or future litigation. Typically, our agreements with the funding sources provide that the funding sources will participate in any recovery which is generated. We believe that our financial condition, our history of losses and negative cash flow from operations, and our low stock price make it difficult for us to raise funds in the debt or equity markets.

As noted below, there is a substantial doubt about our ability to continue as a going concern.

Our cash flows used in operations for the three months ended March 31, 2021of $305,896 reflected our loss of $5,156,792, and the amount used in operations increased primarily by a decrease in accounts payable and accrued expenses of $393,320 and a gain on loan forgiveness of $20,832 offset by warrant expense of $1,819,054, stock based compensation of $1,510,285, loss on debt extinguishment of $730,378, amortization of intangible assets of $487,888, loss on conversion of debt of $305,556 and amortization of debt discount of $24,019. Other than salary and pension benefits to our chief executive officer, we do not contemplate any other material operating expense in the near future other than normal general and administrative expenses, including expenses relating to our status as a public company filing reports with the SEC.  We will continue to have a gain or loss on warrant liability depending on the period to period change in the warrant liability.

Our cash flows provided by operations for the three months ended March 31, 2020 reflected our loss of $682,798, increased primarily by a decrease in accounts receivable of $1,850,375 and amortization of intangible assets of $138,256 and decreased primarily by a decrease in accounts payable of $1,242,569.

For the year ended December 31, 2020, we used approximately $246,000 in operations. Our cash flow used in operations for 2020 reflected our loss of approximately $1,300,000, and the amount used in operations increased primarily by a decrease in accounts payable and accrued expenses of approximately $471,000, and the gain on derivative liability of $275,000 offset by a decrease in accounts receivable of approximately $750,000, depreciation and amortization of approximately $648,000, amortization of debt discount of approximately $435,000 and bad debt expense of $66,000.

For the year ended December 31, 2019, we had cash flow from operations of $746,523, reflecting our loss of $1,310,295, which was offset principally by depreciation and amortization of our intellectual property rights of $529,486, amortization of debt discount on the loan from United Wireless of $349,691, an increase in accounts receivable of $1,850,375, an increase in account payable and accrued liabilities of $954,806,and decreased by the $55,000 loss on derivative liability, and increased by a gain on forgiveness of debt of $27,628 and accrued but unpaid interest of $8,700.

Cash flow from financing activities for the three months ended March 31, 2021of $635,049 related to proceeds from a $2,500,000 loan from QFL under the purchase agreement, a $1,750,000 payment to Intelligent Partners pursuant to the restructure agreement made from the proceeds of the $2,500,000 loan from QFL, and the payment of the purchase price of patents of approximately $115,000. Cash used for financing activities in the three months ended March 31, 2020 of $194,386 represented a payment in that amount for the repayment of the purchase price of patents. Cash flow from financing activities for 2020 reflected the proceeds of an SBA loan of approximately $172,000, the payment of the purchase price of patents of approximately $194,000 and proceeds from the sale of future revenues of approximately $95,000 offset by payment made on the sale of future revenues of approximately $20,000. Under the agreement with the litigation funder, the third party lender receives an interest in the proceeds.

Cash flow from financing activities in 2019 included repayments to the third party in the amount of approximately $130,000, the payment of the purchase price of patents of approximately $156,000 and the payment of $16,000 of a loan from a third party.

Cash flow used in investing activities for the three months ended March 31, 2021reflected the $350,000 paid for the purchase of patents from a third party. We had no cash flow from investment activities in the three months ended March 31, 2020.

In 2020 and 2019, cash flow from investing activities included $95,000 and $75,000, respectively for the purchase of patents from third parties.

For the three months ended March 31, 2021 non-cash investing and financing activities consisted of shares issued for the conversion of debt of $250,000 pursuant to the restructure agreement with Intelligent Partners and $1,387 interest added to principal. We had no non-cash investing or financing activities in the three months ended March 31, 2020.

In 2020 we did not have non-cash investing and financing activities. In 2019, non-cash investing and financing activities consisted of an account payable of $1,238,219 representing the $1,500,000 payment due to Intellectual Ventures, net of $75,000 advanced at closing and imputed interest of $336,781.

We cannot assure you that we will be successful in generating future revenues, in obtaining additional debt or equity financing or that such additional debt or equity financing will be available on terms acceptable to us, if at all, or that we will be able to obtain any third party funding in connection with any of our intellectual property portfolios.

Historically, our only source of financing was loans from officers and directors and funds from United Wireless. In. In October 2015, we entered into an agreement with United Wireless, pursuant to which provided us with funds to purchase intellectual property. In February 2021, we signed a funding agreement with QFL, as described in “Business – Agreements with QFL,” pursuant to which QFL agreed to make available to us a financing facility of (i) up to $25,000,000 for the acquisition of mutually agreed patent rights that the Company intends to monetize, of which QFL has advanced $350,000 as of May 31, 2021; (ii) up to $2,000,000 for operating expenses, of which QFL has advanced $400,000 as of May 31, 2021; and (iii) $1,750,000 to fund the cash payment portion of the restructure of our obligations to Intelligent Partners, which advance was made to us at closing.

We cannot predict the success of any pending or future litigation seeking to enforce our intellectual property rights.

As noted below, there is a substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of our products, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Principles of Consolidation

Our consolidated financial statements are prepared in accordance with US GAAP and present the financial statements of us and our wholly-owned subsidiary. In the preparation of our consolidated financial statements, intercompany transactions and balances are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers as of January 1, 2018 using the modified retrospective transition method. The core principle of the revenue recognition standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct).

●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

In general, we are required to make certain judgments and estimates in connection with the accounting for revenue contracts with customers. Such areas may include identifying performance obligations in the contract, estimating the timing of satisfaction of performance obligations, determining whether a promise of consideration, whether a license to intellectual property or an entitlement to payment of a percentage of net proceeds, is distinct from other promised goods or services, evaluating whether consideration transfers to a customer at a point in time or over time, allocating the transaction price to separate performance obligations, determining whether contracts contain a significant financing component, and estimating revenues recognized at a point in time for licensed sales.

Patent Licensing Fees

Revenue is recognized upon transfer of control of promised bundled intellectual property rights and other contractual performance obligations to licensees in an amount that reflects the consideration we expect to receive in exchange for those intellectual property rights. Revenue contracts that provide promises to grant “the right” to use intellectual property rights as they exist at the point in time at which the intellectual property rights are granted, are accounted for as performance obligations satisfied at a point in time and revenue is recognized at the point in time that the applicable performance obligations are satisfied and all other revenue recognition criteria have been met.

For the periods presented, revenue contracts executed by the Company primarily provided for the payment of contractually determined, one-time, paid-up license fees in consideration for the grant of certain intellectual property rights for patented technologies owned or controlled by the Company’s operating subsidiaries. Intellectual property rights granted included the following, as applicable: (i) the grant of a non-exclusive, retroactive and future license to manufacture and/or sell products covered by patented technologies, (ii) a covenant-not-to-sue, (iii) the release of the licensee from certain claims, and (iv) the dismissal of any pending litigation. The intellectual property rights granted were perpetual in nature, extending until the legal expiration date of the related patents. The individual intellectual property rights are not accounted for as separate performance obligations, as (a) the nature of the promise, within the context of the contract, is to transfer combined items to which the promised intellectual property rights are inputs and (b) the Company’s promise to transfer each individual intellectual property right described above to the customer is not separately identifiable from other promises to transfer intellectual property rights in the contract.

Since the promised intellectual property rights are not individually distinct, the Company combined each individual IP right in the contract into a bundle of IP rights that is distinct, and accounted for all of the intellectual property rights promised in the contract as a single performance obligation. The intellectual property rights granted were “functional IP rights” that have significant standalone functionality. The Company’s subsequent activities do not substantively change that functionality and do not significantly affect the utility of the IP to which the licensee has rights. The Company’s subsidiaries have no further obligation with respect to the grant of intellectual property rights, including no express or implied obligation to maintain or upgrade the technology, or provide future support or services. The contracts provide for the grant (i.e. transfer of control) of the licenses, covenants-not-to-sue, releases, and other significant deliverables upon execution of the contract. Licensees legally obtain control of the intellectual property rights upon execution of the contract. As such, the earnings process is complete and revenue is recognized upon the execution of the contract, when collectability is probable and all other revenue recognition criteria have been met. Revenue contracts generally provide for payment of contractual amounts within 30-90 days of execution of the contract. Contractual payments made by licensees are generally non-refundable. We do not have any significant payment terms, as payment is received shortly after goods are delivered or services are provided, therefore there is no significant financing component or consideration payable to the customer in these transactions.

Licensed Sales

The balance of our revenue in 2019, from licensed sales, was not significant but included sales-based revenue contracts pursuant to purchase orders. There was no sales-based revenue in 2020 and the first quarter of 2021. There is only one distinct performance obligation in each purchase order, transfer of the promised good to the customer, and the customer can benefit from the good together with other resources readily available to the customer. For licensed sales, the transaction price is allocated to the performance obligation on a relative standalone selling price basis per the purchase order, and the Company includes in the transaction price some or all of an amount of estimated variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimates are generally based on historical levels of activity, if available. Notwithstanding, revenue is recognized for a licensed sale when the performance obligation has been satisfied – transfer of the good to the customer. The purchase order generally provides for payment of contractual amounts within 30 days of transfer of the goods to the customer, therefore there is no significant financing component or consideration payable to the customer in these transactions.

Cost of Revenues

Cost of revenues include the costs and expenses incurred in connection with our patent licensing and enforcement activities, including inventor royalties paid to original patent owners, contingent litigation funding fees, contingent legal fees paid to external patent counsel, other patent-related legal expenses paid to external patent counsel, licensing and enforcement related research, consulting and other expenses paid to third-parties and the amortization of patent-related investment costs. These costs are included under the caption “Cost of revenues” in the accompanying consolidated statements of operations. No such fees are recognized as a cost of revenue to the extent that we have no obligation with respect to fees prior to a settlement or license.

Inventor Royalties, Contingent Litigation Funding Fees and Contingent Legal Expenses.

Inventor royalties are expensed in the consolidated statements of operations in the period that the related revenues are recognized. Contingent litigation funding and legal fees are expensed in the consolidated statements of operations in the period that the related revenues are recognized. In instances where there are no recoveries from potential infringers, no contingent litigation funding fees are due.

Accounts Receivable

Accounts receivable, which generally relate to licensed sales, are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. We recorded an allowance for doubtful accounts of $0 and $66,000 as of March 31, 2021 and December 31, 2020, respectively.

Intangible Assets

Intangible assets consist of patents which are amortized using the straight-line method over their estimated useful lives or statutory lives whichever is shorter and are reviewed for impairment upon any triggering event that may give rise to the assets ultimate recoverability as prescribed under the guidance related to impairment of long-lived assets. Costs incurred to acquire patents, including legal costs, are also capitalized as long-lived assets and amortized on a straight-line basis with the associated patent.

Patents include the cost of patents or patent rights (collectively “patents”) acquired from third-parties or acquired in connection with business combinations. Patent acquisition costs are amortized utilizing the straight-line method over their remaining economic useful lives, ranging from one to ten years. Certain patent application and prosecution costs incurred to secure additional patent claims, that based on management’s estimates are deemed to be recoverable, are capitalized and amortized over the remaining estimated economic useful life of the related patent portfolio.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. No impairment was recorded for the either the three months ended March 31, 2021 or of the year ended December 31, 2020.

Derivative Financial Instruments

Management evaluates the embedded conversion feature within its convertible debt instruments under ASC 815-15 and ASC 815-40 to determine if the conversion feature meets the definition of a liability and, if so, whether to bifurcate the conversion feature and account for it as a separate derivative liability. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, management uses a Black Scholes model, in accordance with ASC 815-15 “Derivative and Hedging” to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months after the balance sheet date.

Fair Value of Financial Instruments

We adopted Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures”, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing US GAAP that require the use of fair value measurements which establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

In addition, FASB ASC 825-10-25 “Fair Value Option” was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

Income Tax

We record revenues on a gross basis, before deduction for income taxes. We incurred income tax expenses of approximately $225 and $225 for the three months ended March 31, 2021 and 2020, respectively, and we incurred income tax expense of approximately $65,000 and $5,000 for the years ended December 31, 2020 and 2019, respectively.

Stock-based Compensation

We account for stock-based compensation pursuant to ASC 718, “Compensation — Stock Compensation,” which prescribes accounting and reporting standards for all stock-based payment transactions in which employee services, and, since January1, 2019, non-employee services, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Stock-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance.

We adopted Topic 842 as of January 1, 2019 using the modified retrospective transition method with no impact on the consolidated financial position or results of operations.

Recent Accounting Pronouncements

Management does not believe that there are any recently issued, but not effective, accounting standards which, if currently adopted, would have a material effect on the Company’s financial statements.

Going Concern

We have an accumulated deficit of approximately $26.4 million and negative working capital of approximately $10.6 million as of March 31, 2021. Because of our continuing losses, our working capital deficiency, the uncertainty of future revenue, the possible effect of a judgement against one or more of our subsidiaries for legal fees; our low stock price and the absence of a trading market in our common stock, our ability to raise funds in equity market or from lenders is severely impaired. These conditions raise substantial doubt as to our ability to continue as a going concern. Although we may seek to raise funds and to obtain third party funding for litigation to enforce its intellectual property rights, the availability of such funds in uncertain, and our use of the funds from funding sources relating to the monetization of our intellectual property may not be available for working capital purposes. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

MANAGEMENT

Executive Officers and Directors

The following table presents information with respect to our officers, directors:

Name	Age	Position(s)
Jon C. Scahill	44	Chief executive officer, president, acting chief financial officer, secretary and director
Timothy J. Scahill	53	Chief technology officer and director
Dr. William Ryall Carroll	45	Director
Ryan T. Logue	40	Director

Prior to January 2016, our directors were elected to serve for a term of one year until our next annual meeting of the stockholders or unless he resigns earlier. On January 22, 2016, following approval by the stockholders, we amended and restated our certificate of incorporation. Our amended and restated certificate of incorporation provides for a classified board of directors. Our classified board of directors has three classes of directors – Class I directors, Class II directors and Class III directors. The Class I director has a term of which expired in 2020, the Class II director has a term which expired in 2018, and the Class III director has a term which expired in 2019. Directors are elected for a term of three years. Since we did not have an annual meeting of stockholders in 2018, 2019 and 2020, the Class I, Class II and Class III directors continue in office until the next meeting of stockholders, at which all directors will be elected.

Jon C. Scahill, a Class I director, has been president and chief executive officer since January 2014 and a director since 2007. He was appointed secretary in April 2014. He also served as president and chief operating officer from May 2007 to December 2013. From December 2006 to May 2007, Mr. Scahill was founder and managing director of the Urban-Rigney Group, LLC, a private consultancy specializing in new business/new venture development, operations optimization, and strategic analysis. Prior to launching his consultancy business, Mr. Scahill held numerous positions in sales and marketing, technical management, and product development in the consumer products/flexible packaging arena. Mr. Scahill holds a B.S. in chemical engineering from the University of Rochester, an MBA in finance, strategy and operations from Rochester’s Simon Graduate School of Business and a JD from Pace Law School. Mr. Scahill is admitted to practice in New York, Florida and the District of Columbia, and he is a registered patent attorney admitted to practice before the United States Patent and Trademark Office.

Timothy J. Scahill, a Class II director, has a director since October 2014 and our chief technology officer since 2007. Mr. Scahill is also currently a managing partner of Managed Services Team LLC, an IT services provider. Prior to Managed Services Team, he was president of Layer 8 Group, Inc. from August 2005 to December 2012, at which time Layer 8 merged with Structured Technologies Inc. to form Managed Services Team LLC. In his roles he has taken the responsibility for business strategy, acquisition, execution, as well as financial management. His entrepreneurial acumen and proven record of successful management with sole discretionary responsibility, demonstrate the scope of his capability and his value to delivering results. He serves on the boards of the Upstate New York Technology Council, is an investor in Greater Rochester Enterprise, Pariemus Rochester and also serves on the Corporate Advisory Board for Habitat for Humanity. He is a member of Greater Rochester Enterprise and CEO Roundtable Chair.

Dr. William Ryall Carroll, a Class III director, has been a director since October 2014. Dr. Carroll has been associate professor and chairman of the marketing department at St. John’s University College of Business since July 2014. From September 2008 until June 2014, Dr. Carroll was an assistant professor in the marketing department of St. John’s University College of Business. Dr. Carroll is founder, chief executive officer and owner of Raiserve Inc., a web-based platform for monetizing non-profit programmatic work in the area of service formed in October 2014. Dr. Carroll’s research focuses on consumer behavior and behavioral decision theory. Dr. Carroll’s work has been published in top academic journals including the Journal of Advertising, Marketing Letters, as well in books such as Psycholinguistic Phenomena in Marketing Communications. In addition to his research Dr. Carroll has taught Marketing at the executive, graduate and undergraduate level across in the United States, Europe and Asia. Prior to pursuing his academic career, Dr. Carroll held various marketing positions at NOP Worldwide Marketing Research Company and Ralston Purina Company. Dr. Carroll earned his BA in Economics from the University of Rochester, his MS in Marketing Research from the University of Texas in Arlington, and his PhD from City University of New York – Baruch College.

Ryan T. Logue, a Class I director, is an investment advisory representative Lincoln Investment, a position he has held since 2019. Prior to joining Lincoln Investment, he spent 16 years with Morgan Stanley in the private wealth management department. Mr. Logue has spent the majority of his career focused on investing in both public and private opportunities department. Mr. Logue graduated with a BA from Colgate University and an MBA from Columbia University and has previously served on the board of the Columbia Alumni Association of Fairfield County.

Timothy J. Scahill and Jon C. Scahill are first cousins.

Director Independence

Dr. Carroll and Mr. Logue are “independent” directors based on the definition of independence in the listing standards of the NYSE.

Code of Ethics

We have not yet adopted a code of ethics that applies to our principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions, since we have been focusing our efforts on developing our business. We expect to adopt a code as we develop our business.

Committees of the Board of Directors

We do not have any committees of our board of directors.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires executive officers and directors of issuers whose securities are registered pursuant to the Securities Exchange Act and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of the our common stock and other equity securities, on Form 3, 4 and 5 respectively. Because our common stock is not registered pursuant to the Securities Exchange Act, our officers, directors and 10% stockholders are not required to make such filings.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the years ended December 31, 2020 and 2019, earned by or paid to our executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus Awards	Stock Awards	Options/ Warrant Awards (1)	Non-Equity Plan Compensation	Nonqualified Deferred Earnings	All Other Compensation		Total
		($)	($)	($)	($)	($)	($)	($)		($)
Jon Scahill,	2020	$300,000	-	-	-	-	-	57,000	(1)	$357,000
CEO and President	2019	300,000	-	-	-	-	-	-		300,000

(1)	Represents the payments made by the Company under the SEP IRA adopted in March 2020

Employment Agreements

Pursuant to the restated employment agreement, dated November 30, 2014, we agreed to employ Jon C. Scahill as president and chief executive officer for a term of three years, commencing January 1, 2014, and continuing on a year-to-year basis unless terminated by either party on not less than 90 days’ notice prior to the expiration of the initial term or any one-year extension. The agreement provides for an annual salary of $252,000, which may be increased, but not decreased, by the board or the compensation committee. In March 2016, the board of directors increased Mr. Scahill’s annual salary to $300,000, effective January 1, 2016. Mr. Scahill is entitled to a bonus if we meet or exceed performance criteria established by the compensation committee. In August 2016, the board of directors approved annual bonus compensation to Mr. Scahill equal to 30% of the amount by which our consolidated income before income taxes exceeds $500,000, but, if we are subject to the limitation on deductibility of executive compensation pursuant to Section 162(m) of the Internal Revenue Code, the bonus cannot exceed the amount which would be deductible pursuant to Section 162(m). Mr. Scahill is also eligible to participate in any executive incentive plans which we may adopt. Pursuant to the agreement, we issued to Mr. Scahill warrants to purchase 60,000,000 shares, representing the warrants that had been previously covered in his prior employment agreement but which had never been issued, and we issued to Mr. Scahill a restricted stock grant for 30,000,000 shares which vested on January 15, 2015. In the event that we terminate Mr. Scahill’s employment other than for cause or as a result of his death or disability, we will pay him severance equal to his salary for the balance of the term and, if he received a bonus for the previous year, an amount equal to that bonus, as well as continuation of his insurance benefits. Mr. Scahill also waived accrued compensation of $1,167,705, representing his accrued salary for periods prior to January 1, 2014. The restated employment agreement also includes mutual general releases between Mr. Scahill and us.

Pension Benefits

In March 2020, we adopted a SEP IRA plan for our employees pursuant to which we deposit into a SEP IRA account of each of our participating employees a percentage of the employee’s compensation, subject to statutory limitations on the amount of the contribution all as set forth in the IRS Form 5305-SEP presented to and reviewed by the directors of this Corporation. For the year ending December 31, 2020 the percentage was set at 19%. Mr. Scahill is our only employee covered by the plan and for the three months ended March 31, 2021 $14,500 was deposited into his SEP IRA account.

2017 Equity Incentive Plan

On November 10, 2017, the board of directors adopted the 2017 Equity Incentive Plan (the “Plan”) pursuant to which 150,000,000 shares of common stock may be issued. In February 2021, the board amended the Plan to increase the number of shares subject to the plan to 500,000,000. Set forth below is a summary of the plan, as amended, but this summary is qualified in its entirety by reference to the full text of the plan, a copy of which is included as an exhibit to the registration statement of which this prospectus is a part.

The plan provides for the grant of non-qualified options, stock grants and other equity-based incentives to employees, including officers, directors and consultants.

 On February 19, 2021, the board of directors:

●	granted restricted stock grants for 10,000,000 shares, which vested immediately upon grant, to each of three consultants pursuant to agreements with the consultants;

●	granted restricted stock grants for a total of 69,000,000 shares, which vested immediately upon grant, to our directors, Jon C. Scahill (49,000,000 shares), Timothy J. Scahill (10,000,000 shares) and Dr. William R. Carroll (10,000,000 shares) as compensation for services rendered;

●	granted a restricted stock grant to Ryan T. Logue for 5,000,000 shares upon his acceptance of his appointment as a director;

●	granted non-qualified ten-year stock options to purchase 30,000,000 shares to each of three consultants pursuant to agreements with the consultants, the options to vest as provided in their agreements.

●	granted a non-qualified ten-year stock option to purchase 60,000,000 shares to Jon C. Scahill, which vest in installments as described under “Executive Compensation – 2017 Long-Term Incentive Plan.”

The options granted to two of the consultants, William Gates and Crystal Nicolson, become exercisable as follows:

●	10,000,000 shares at an exercise price of $0.01 per share becoming exercisable upon the commencement of trading of the Common Stock on the OTCQB.

●	10,000,000 shares at an exercise price of $0.03 per share, becoming exercisable on the first day on which the Company files with the SEC a Form 10-K or Form 10-Q which stockholders’ equity of at least $5,000,000, and

●	10,000,000 shares at an exercise price of $0.05/share becoming exercisable on the date on which the Common Stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange.

The options granted the third consultant, Jeff Toler, become exercisable as follows:

●	10,000,000 shares at an exercise price of $0.01 per share upon the first anniversary of the agreement.

●	10,000,000 shares at an exercise price of $0.03 per share upon the second anniversary of the agreement; and

●	10,000,000 shares at an exercise price of $0.05 per share upon the third anniversary of the agreement.

The options granted to Jon C. Scahill become exercisable as follows:

●	20,000,000 shares at an exercise price of $0.01 per share becoming exercisable upon the commencement of trading of the Common Stock on the OTCQB.

●	20,000,000 shares at an exercise price of $0.03 per share, becoming exercisable on the first day on which the Company files with the SEC a Form 10-K or Form 10-Q which stockholders’ equity of at least $5,000,000, and

●	20,000,000 shares at an exercise price of $0.05/share becoming exercisable on the date on which the Common Stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards granted to and held by the officers as of December 31, 2020.

Directors’ Compensation

We do not have any agreements or formal plan for compensating our directors for their service in their capacity as directors, although our board has, and may in the future, award stock grants or options to purchase shares of common stock to our directors.

The following table provides information concerning the compensation of each member of our board of directors whose compensation is not included in the Summary Compensation Table for his services as a director for 2020.

Name	Fees Earned or Paid in Cash	Stock Awards	Total
Timothy J. Scahill	$-	$-	$-
Dr. William Ryall Carroll	-	-	-

PRINCIPAL STOCKHOLDERS

The following table provides information as to shares of common stock beneficially owned as of May 31, 2021, by:

●	Each director;

●	Each current officer named in the summary compensation table;

●	Each person owning of record or known by us, based on information provided to us by the persons named below, at least 5% of our common stock; and

●	All directors and officers as a group

For purposes of the following table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or sole or shared investment power with respect to a security, or any combination thereof, and the right to acquire such power (for example, through the exercise of warrants granted by us) within 60 days of May 31, 2021.

Name and Address (1) of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
Jon C. Scahill (2)	160,000,000	28.9%
Andrew C. Fitton (3) P.O. Box 190 Austin, TX 78767	117,407,407	22.0%
Intelligent Partners, LLC (4) P.O. Box 190 Austin, TX 78767	50,000,000	8.6%
Michael R. Carper (5) 13218 Tamayo Drive Austin, TX 78729	78,888,889	14.8%
Dr. William Ryall Carroll	15,484,633	2.9%
Timothy J. Scahill	15,105,000	2.8%
Ryan T. Logue	5,000,000	*
All officers and directors as a group (four individuals)	176,087,257	33.0%

* less than 1%.

(1)	The address of Jon C. Scahill, Dr. William Ryall Carroll, Timothy J. Scahill and Ryan T. Logue is c/o Quest Patent Research Corporation, 411 Theodore Fremd Ave., Suite 206S, Rye, New York 10580-1411.
(2)	Represents (a) 140,000,000 shares owned by Mr. Scahill and (b) 20,000,000 shares issuable upon exercise of an option held by Mr. Scahill.
(3)	Represents (a) 67,407,407 shares owned by Mr. Fitton and (b) 50,000,000 shares issuable upon exercise of an option held by Intelligent Partners.
(4)	Represents 50,000,000 shares of common stock issuable upon exercise of options held by Intelligent Partners. Andrew C. Fitton and Michael R. Carper, as the members of Intelligent Partners, have the right to vote and dispose of the shares owned by Intelligent Partners.
(5)	Represents (a) 28,888,889 shares of common stock owned by Mr. Carper and (b) 50,000,000 shares issuable upon exercise of an option held by Intelligent Partners.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

As a result of its ownership percentage, Intelligent Partners, and its members, Andrew C. Fitton and Michael R. Caper, are related parties as of March 31, 2021.

Reference is made to the discussion of our agreements with Intelligent Partners, Mr. Fitton and Mr. Carper under “Business – Agreements with Intellectual Partners.”

Managed Services Team LLC, an entity for which Timothy Scahill, our chief technology officer and a director, is a managing partner, provides information technology services to us. For the three months ended March 31, 2021 and 2020, the cost of these services was approximately $115 and $145, respectively.

We contracted with a law firm more than 10 percent owned, but not controlled, by the father-in-law of the chief executive officer. The firm is engaged on a contingent fee basis and serves as escrow agent in connection with monetization of our intellectual property rights on matters in which the firm is serving as counsel to us. In connection with the engagement, we recorded patent service costs of $0 for the three months ended March 31, 2021 and an outstanding liability of $407,000 reported in “accounts payable and accrued liabilities” in the consolidated balance sheets as of March 31, 2021 and December 31, 2020.

RESIGNATION OF INDEPENDENT AUDITOR

On June 7, 2021, MaloneBailey, LLP (“MaloneBailey”) advised us that it was resigning, effective June 7, 2021, as our independent registered public accounting firm. MaloneBailey issued an auditor’s report for the years ended December 31, 2020 and 2019, which report did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report contained an explanatory paragraph indicating that there was substantial doubt as to the Company’s ability to continue as a going concern.

During our two most recent fiscal years and any subsequent interim period through the date of such resignation, there were no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused them to make reference thereto in connection with their report on the financial statements for the years ended December 31, 2020 and 2019. Further, during such period, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses described in Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 10,000,000,000 shares of common stock, par value $0.00003 per share, and 10,000,000 shares of preferred stock, par value $0.00003 per share. Holders of our common stock are entitled to equal voting rights, consisting of one vote per share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The presence, in person or by proxy duly authorized, of the holders of one-third of the outstanding shares of stock entitled to vote are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation. In the event of liquidation, dissolution or winding up of our company, either voluntarily or involuntarily, each outstanding share of the common stock is entitled to share equally in our assets.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock. They are entitled to receive dividends when and as declared by our board of directors, out of funds legally available therefore. We have not paid cash dividends in the past and do not expect to pay any within the foreseeable future.

Preferred Stock

Our articles of incorporation give our board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. The rights granted to the holders of a series of preferred stock could restrict payment of dividends on the common stock, dilute the voting power of the common stock, impair the liquidation rights of the holders of the common stock and delay or prevent a change in control without further action by stockholders. We have no present plans to issue any shares of preferred stock.

Other Provisions of Our Certificate of Incorporation

As described under “Management – Executive Officers and Directors” our board of directors is a classified board, with three classes of directors and directors being elected for a term of three years.

Our certificate of incorporation provides that we shall indemnify our officers and directors and others whom we are permitted to indemnify to the maximum extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law gives a corporation broad power to indemnify directors, officers and other persons. Our by-laws include a provision which provides that we will indemnify our officers and directors to the maximum extent permitted by law, and have authorization provisions which conform with the provisions of Section 145. We also have indemnification agreements with our directors which are consistent with our certificate of incorporation and bylaws.

Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty subject to certain exceptions as provided in the Delaware General Corporation Law, and, if the General Corporation Law is amended to authorize further elimination or limitation of the liability of directors, these additional provisions shall apply to our directors.

Our certificate of incorporation provides that where, in connection with a compromise or arrangement between us and any class of creditors or stockholders, if a majority in number and three-fourth in value of the creditors or stockholders or class of creditors or stockholders, as the case may be, approve a compromise or arrangement which is sanctioned by the court, it is binding on all of the creditors or class of creditors or stockholders or class of stockholders.

Delaware Law Provisions Relating to Business Combinations with Related Persons

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

SEC Policy on Indemnification for Securities Act liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Penny-Stock Rules

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions, and is not listed on the a registered stock exchange or the Nasdaq Stock Market (although the $5.00 per share requirement may apply to Nasdaq listed securities) or has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years, or has average revenue of at least $6,000,000 for the last three years.

As a result, our common stock may be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities and may affect your ability to sell our securities in the secondary market and the price at which you can sell our common stock.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

●	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

●	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

●	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

●	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

●	The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent losses to investors.

 Purchasers of penny stocks may have certain legal remedies available to them in the event the obligations of the broker-dealer from whom the penny stock was purchased violates or fails to comply with the above obligations or in the event that other state or federal securities laws are violated in connection with the purchase and sale of such securities. Such rights include the right to rescind the purchase of such securities and recover the purchase price paid for them.

Since our stock is a “penny stock” we do not have the safe harbor protection under federal securities laws with respect to forward-looking statement.

Transfer Agent

The transfer agent for the common stock is Continental Stock Transfer & Trust Company, One State St., 30th Fl., New York, NY 10004, telephone (212) 509-4000.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

Our consolidated financial statements included in this prospectus as of December 31, 2020 and 2019 and for the years then ended have been included in reliance on the report of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered by this prospectus.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement.  For further information with respect to our company and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement.  We file periodic reports with the Securities and Exchange Commission, including annual reports which include our audited financial statements and quarterly reports although we are not currently required to make such filings pursuant to the Securities Exchange Act.  We also plan to include our SEC filings on our website. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission’s principal office in Washington, DC, and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.  You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission also maintains a website which provides online access to reports, registration statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

QUEST PATENT RESEARCH CORPORATION

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

QUEST PATENT RESEARCH CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31, 2021	December 31, 2020

ASSETS

Current assets
Cash and cash equivalents	$227,015	$247,862
Accounts receivable	653,590	1,032,886
Other current assets	2,425	5,934
Total current assets	883,030	1,286,682

Patents, net of accumulated amortization of $2,754,046 and $2,266,158, respectively	2,063,071	2,200,959

Total assets	$2,946,101	$3,487,641
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$2,498,705	$2,892,025
Loans payable – third party	147,000	147,000
Purchase price of patents, current portion	1,385,049	1,500,000
QFL funding liability	2,500,000	-
Loan payable – related party	2,805,000	4,672,810
Warrant liability	1,819,054	-
Accrued interest - third party	288,561	284,885
Total current liabilities	11,443,369	9,496,720
Non-current liabilities
Loan Payable - SBA	154,947	174,392
Purchase price of patents, net of unamortized discount of $107,774 and $131,793, respectively, net of current portion	682,226	658,207
Total liabilities	12,280,542	10,329,319
Stockholders’ deficit:
Preferred stock, par value $.00003 per share, authorized 10,000,000 shares, no shares issued and outstanding	-	-
Common stock, par value $0.00003 per share; authorized 10,000,000,000 shares at March 31, 2021 and December 31, 2020; shares issued and outstanding 533,334,630 and 383,038,334 at March 31, 2021 and December 31, 2020, respectively	16,000	11,491
Additional paid-in capital	17,087,302	14,427,782
Accumulated deficit	(26,437,971)	(21,281,179)
Total Quest Patent Research Corporation deficit	(9,334,669)	(6,841,906)
Non-controlling interest in subsidiary	228	228
Total stockholders’ deficit	(9,334,441)	(6,841,678)
Total liabilities and stockholders’ deficit	$2,946,101	$3,487,641

See accompanying notes to unaudited consolidated financial statements.

QUEST PATENT RESEARCH CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended
	March 31,
	2021	2020

Revenues
Patent licensing fees	$-	$870,103
Operating expenses
Cost of revenue:
Litigation and licensing expenses	64,238	910,126
Selling, general and administrative expenses	2,229,092	381,609
Total operating expenses	2,293,330	1,291,735
Loss from operations	(2,293,330)	(421,632)

Other income/(expense)
Other income	20,832	-
Warrant expense	(1,819,054)
Loss on derivative liability	-	(40,000)
Loss on conversion of debt	(305,556)	-
Loss on debt extinguishment	(730,378)	-
Interest expense	(29,081)	(220,941)
Total other expenses	(2,863,237)	(260,941)

Net loss before income tax	(5,156,567)	(682,573)

Income tax	(225)	(225)

Net loss	$(5,156,792)	$(682,798)

Net loss per share – basic and diluted	$(0.01)	$(0.00)

Weighted average shares outstanding – basic and diluted	446,370,021	383,038,334

See accompanying notes to unaudited consolidated financial statements.

QUEST PATENT RESEARCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid-in	Accumulated	Non- controlling Interest in	Total Stockholders’
	Shares	Amount	Capital	Deficit	Subsidiary	Deficit
Balances as of December 31, 2019	383,038,334	$11,491	$14,107,782	$(19,968,668)	$239	$(5,849,156)
Net loss	-	-	-	(682,798)	-	(682,798)

Balances as of March 31, 2020	383,038,334	$11,491	$14,107,782	$(20,651,466)	$239	$(6,531,954)

	Common Stock		Additional Paid-in	Accumulated	Non- controlling Interest in	Total Stockholders’
	Shares	Amount	Capital	Deficit	Subsidiary	Deficit
Balances as of December 31, 2020	383,038,334	$11,491	$14,427,782	(21,281,179)	$228	$(6,841,678)
Restricted shares issued for services	104,000,000	3,120	1,244,880	-	-	1,248,000
Shares issued for conversion of debt	46,296,296	1,389	554,167	-	-	555,556
Option issued for debt extinguishment	-	-	598,188	-	-	598,188
Option expense	-	-	262,285	-	-	262,285
Net loss	-	-	-	(5,156,792)	-	(5,156,792)

Balances as of March 31, 2021	533,334,630	$16,000	$17,087,302	$(26,437,971)	$228	$(9,334,441)

See accompanying notes to unaudited consolidated financial statements.

QUEST PATENT RESEARCH CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
	March 31,
	2021	2020

Cash flows from operating activities:
Net loss	$(5,156,792)	$(682,798)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	24,019	100,766
Loss on derivative liability	-	40,000
Stock based compensation	1,510,285	-
Warrant expense	1,819,054	-
(Gain) on forgiveness of SBA loan	(20,832)	-
Amortization of intangible assets	487,888	138,256
Loss on conversion of debt	305,556
Loss on debt extinguishment	730,378	-

Changes in operating assets and liabilities:
Accounts receivable	379,296	1,850,375
Accrued interest – related party	-	(1,280)
Accrued interest – third party	5,063	3,675
Other current assets	3,509	2,399
Accounts payable and accrued expenses	(393,320)	(1,242,569)

Net cash provided (used) by operating activities	(305,896)	208,824

Cash used from investing activities:
Purchase of patents	(350,000)	-
Net cash used in investing activities	(350,000)

Cash used from financing activities:
Payment on loans – related party	(1,750,000)	-
Proceeds from third party loan	2,500,000	-
Repayment of purchase price of patents	(114,951)	(194,386)
Net cash provided by financing activities	635,049	(194,386)

Net increase (decrease) in cash and cash equivalents	(20,847)	14,438

Cash and cash equivalents at beginning of period	247,862	537,198

Cash and cash equivalents at end of period	$227,015	$551,636

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	225	225
Interest	-	117,780
Non-cash investing and financing activities
Shares issued for conversion of debt	250,000	-
Interest added to principal	1,387	-

See accompanying notes to unaudited consolidated financial statements.

QUEST PATENT RESEARCH CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Company is a Delaware corporation, incorporated on July 17, 1987 and has been engaged in the intellectual property monetization business since 2008.

As used herein, “we”, “us”, “our”, the “Company” refer to Quest Patent Research Corporation and its wholly and majority-owned and controlled operating subsidiaries unless the context indicates otherwise. All intellectual property acquisition, development, licensing and enforcement activities are conducted by the Company’s wholly and majority-owned and controlled operating subsidiaries.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP) for interim financial information and with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X. Accordingly, these interim financial statements do not include all of the information and notes required by GAAP for complete financial statements. All adjustments (consisting of normal recurring items) necessary to present fairly the Company’s consolidated financial position have been included. These interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in our annual report on Form 10-K for the year ended December 31, 2020. Operating results for the interim periods presented herein are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. Reclassifications have been made to conform with the current year presentation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and financial statement presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and present the consolidated financial statements of the Company and its wholly owned and majority owned subsidiaries as of March 31, 2021.

The consolidated financial statements include the accounts and operations of:

Quest Patent Research Corporation (“The Company”)
Quest Licensing Corporation (NY) (wholly owned)
Quest Licensing Corporation (DE) (wholly owned)
Quest Packaging Solutions Corporation (90% owned)
Quest Nettech Corporation (65% owned)
Semcon IP, Inc. (wholly owned)
Mariner IC, Inc. (wholly owned)
IC Kinetics, Inc. (wholly owned)
CXT Systems, Inc. (wholly owned)
Photonic Imaging Solutions Inc. (wholly owned)
M-RED Inc. (wholly owned)
Audio Messaging Inc. (wholly owned)
Peregrin Licensing LLC (wholly owned)
Taasera Licensing LLC (wholly owned) (formed May 12, 2021)

Significant intercompany transaction and balances have been eliminated in consolidation.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Intangible Assets

Intangible assets consist of patents which are amortized using the straight-line method over their estimated useful lives or statutory lives whichever is shorter and are reviewed for impairment upon any triggering event that may give rise to the assets ultimate recoverability as prescribed under the guidance related to impairment of long-lived assets. Costs incurred to acquire patents, including legal costs, are also capitalized as long-lived assets and amortized on a straight-line basis with the associated patent.

Patents include the cost of patents or patent rights (hereinafter, collectively “patents”) acquired from third-parties or acquired in connection with business combinations.  Patent acquisition costs are amortized utilizing the straight-line method over their remaining economic useful lives, ranging from one to ten years. Certain patent application and prosecution costs incurred to secure additional patent claims that, based on management’s estimates are deemed to be recoverable, are capitalized and amortized over the remaining estimated economic useful life of the related patent portfolio.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is used which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See Note 4 for information about our warrant liability.

The fair value hierarchy based on the three levels of inputs that may be used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The carrying value reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and short-term borrowings approximate fair value due to the short-term nature of these items. The carrying value of long-term debt approximates fair value since the related rates of interest approximate current market rates.

Inventor/Former Owner Royalties and Contingent Legal/Litigation Finance Expenses

In connection with the investment in certain patents and patent rights, certain of the Company’s operating subsidiaries may execute related agreements which grant to the inventors and/or former owners of the respective patents or patent rights, the right to receive a percentage of future net revenues (as defined in the respective agreements) generated as a result of licensing and otherwise enforcing the respective patents or patent portfolios.

The Company’s operating subsidiaries may retain the services of law firms that specialize in patent licensing and enforcement and patent law in connection with their licensing and enforcement activities. These law firms may be retained on a contingent fee basis whereby such law firms are paid a percentage of any negotiated fees, settlements or judgments awarded.

The Company’s operating subsidiaries may engage with funding sources that provide financing for patent licensing and enforcement. These litigation finance firms may be engaged on a non-recourse basis whereby such litigation finance firms are paid a percentage of any negotiated fees, settlements or judgments awarded in exchange for providing funding for legal fees and out of pocket expenses incurred as a result of the licensing and enforcement activities.

The economic terms of the inventor agreements, operating agreements, contingent legal fee arrangements and litigation financing agreements associated with the patent portfolios owned or controlled by the Company’s operating subsidiaries, if any, including royalty rates, contingent fee rates and other terms, vary across the patent portfolios owned or controlled by such operating subsidiaries. Inventor/former owner royalties, payments to non-controlling interests, contingent legal fees expenses and litigation finance expenses fluctuate period to period, based on the amount of revenues recognized each period, the terms and conditions of revenue agreements executed each period and the mix of specific patent portfolios with varying economic terms and obligations generating revenues each period. Inventor/former owner royalties, contingent legal fees expenses and litigation finance expenses will continue to fluctuate and may continue to vary significantly period to period, based primarily on these factors.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. Revenue is recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Under Topic 606, revenue is recognized when there is a contract which has commercial substance which is approved by both parties and identifies the rights of the parties and the payment terms.

Stock-based compensation

The Company recognizes stock-based compensation pursuant to ASC 718, “Compensation — Stock Compensation,” which prescribes accounting and reporting standards for all stock-based payment transactions in which employee services, and, since January 1, 2019, non-employee services, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Stock-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee or non-employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Recent Accounting Pronouncements

Management does not believe that there are any recently issued, but not effective, accounting standards which, if currently adopted, would have a material effect on the Company’s financial statements.

Going Concern

As shown in the accompanying financial statements, the Company has an accumulated deficit of approximately $26,438,000 and negative working capital of approximately $10,560,000 as of March 31, 2021. Because of the Company’s continuing losses, its working capital deficiency, the uncertainty of future revenue, the Company’s obligations to Intellectual Ventures, Intelligent Partners, QPRC Finance LLC (“QFL”), the Company’s low stock price and the absence of a trading market in its common stock, the ability of the Company to raise funds in the equity market or from lenders is severely impaired. These conditions, together with the effects of the COVID-19 pandemic and the steps taken by the states to slow the spread of the virus and its effect on its business raise substantial doubt as to the Company’s ability to continue as a going concern. Although the Company may seek to raise funds and to obtain third party funding for litigation to enforce its intellectual property rights, the availability of such funds, particularly in view of the COVID-19 pandemic, is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SHORT-TERM DEBT AND LONG-TERM LIABILITIES

The following table shows the Company’s short-term and long-term debt at March 31, 2021 and December 31, 2020.

	March 31,	December 31,
	2021	2020
Short-term debt:
Loans payable – third party	$147,000	$147,000
QFL funding liability	2,500,000	-
Loan payable – related party	2,805,000	4,672,810
Purchase price of patents – current portion	1,385,049	1,500,000
Net short-term debt	6,837,049	6,319,810

Long-term liabilities:
Loans payable - SBA
Gross	$150,000	170,832
Accrued Interest	4,947	3,560
Net loans payable - SBA	154,947	174,392
Purchase price of patents
Gross	790,000	790,000
Unamortized discount	(107,774)	(131,793)
Net purchase price of patents – long-term	$682,226	$658,207

The loans payable – third party represents demand loans made by former officers and directors, who are unrelated third parties at March 31, 2021, and December 31, 2020, in the amount of $147,000. The loans are payable on demand plus accrued interest at 10% per annum. These third parties are also stockholders, but their stockholdings are not significant.

The QFL funding liability at March 31, 2021 represents the principal amount of the Company’s obligations to QPRC Finance LLC (“QFL”) pursuant to a purchase agreement (“Purchase Agreement”) dated February 22, 2021 between the Company and QFL, as described below. The obligation to QFL has been classified as a current liability as of March 31, 2021.

On February 22, 2021, we entered into a series of agreements, all dated February 19, 2021,with QFL, a non-affiliated party, including the “Purchase Agreement, a security agreement (the “Security Agreement”), a subsidiary security agreement (the “Subsidiary Security Agreement”), a subsidiary guaranty (the “Subsidiary Guarantee”), a warrant issue agreement (the “Warrant Issue Agreement”), a registration rights agreement (the “Registration Rights Agreement”) and a board observation rights agreement (the “Board Observation Rights Agreement” together with the Security Agreement, the Subsidiary Guaranty, the Subsidiary Security Agreement, Warrant Issuance Agreement, Registration Rights Agreement and the Purchase Agreement, the “Investment Documents”) pursuant to which, at the closing held contemporaneously with the execution of the agreements:

(i)	Pursuant to the Purchase Agreement, QFL agreed to make available to the Company a financing facility of: (a) up to $25,000,000 for the acquisition of mutually agreed patent rights that the Company intends to monetize; (b) up to $2,000,000 for operating expenses; and (iii) $1,750,000 to fund the cash payment portion of the restructure of the Company’s obligations to Intelligent Partners. In return the Company transferred to QFL a right to receive a portion of net proceeds generated from the monetization of those patents.

(ii)	The Company used $1,750,000 of proceeds from the QFL financing as the cash payment portion of the restructure of the Company’s obligations to Intelligent Partners pursuant to the Restructure Agreement executed contemporaneously with the closing of the Investment Documents. The payment was made directly from QFL to Intelligent Partners.

(iii)	Pursuant to the Security Agreement, the Company’s obligations under the Purchase Agreement with QFL are secured by: (a) the proceeds (as defined in the Purchase Agreement); (b) the patents (as defined in the Purchase Agreement; (c) all general intangibles now or hereafter arising from or related to the foregoing (a) and (b); and (d) proceeds (including, without limitation, cash proceeds and insurance proceeds) and products of the foregoing (a)-(c).

(iv)	Pursuant to the Subsidiary Guaranty, eight of the Company’s subsidiaries – Quest Licensing Corporation (“QLC”), Quest NetTech Corporation (“NetTech”), Mariner IC Inc. (“Mariner”), Semcon IP Inc. (“Semcon”), IC Kinetics Inc. (“IC”), CXT Systems Inc. (“CXT”), M-Red Inc. (“M-RED”), and Audio Messaging Inc.(“AMI”), collectively, the “Subsidiary Guarantors”) guaranteed the Company’s obligations to QFL under the Purchase Agreement.

(v)	Pursuant to the Subsidiary Security Agreement, the Subsidiary Guarantors granted QFL a security interest in the proceeds from the future monetization of their respective patent portfolios.

(vi)	Pursuant to the Warrant Issue Agreement, the Company granted QFL ten-year warrants to purchase a total of up to 96,246,246 shares of the Company’s common stock, at an exercise price of $0.0054 per share which may be exercised from the date of exercise through February 18, 2031 on a cash or cashless basis. Exercisability of the warrant is limited if, upon exercise, the holder or any of holder’s affiliates would beneficially own more than 4.99% (the “Maximum Percentage”) of the Company’s common stock, except that by written notice to the Company, the holder may change the Maximum Percentage to any other percentage not in excess of 9.99% provided any such change will not be effective until the 61st day following notice to the Company. The warrant also contains certain minimum ownership percentage antidilution rights pursuant to which the aggregate number of shares of common stock purchasable upon the initial exercise of the warrant shall not be less than 10% of the aggregate number of outstanding shares of capital stock of the Company (determined on a fully diluted basis). A portion of any gain from sale of the shares, net of taxes and costs of exercise, realized prior to the completion of all monetization activities shall be credited against the total return due to QFL pursuant to the Purchase Agreement. See Notes 4 and 5 for information on the warrant issue and associated liability.

(vii)	The Company agreed to take all commercially reasonable steps necessary to regain compliance with the OTCQB eligibility standards as soon as practicable, but in no event later than 12 months from the closing date. The Company regained such compliance on on May 7, 2021, at which time the common stock recommenced trading on the OTCQB.

(viii)	The Company granted QFL certain registration rights with respect to the 96,246,246 shares of common stock issuable upon exercise of the warrant. See Note 5 for information on the warrant issue.

(ix)	Pursuant to the Board Observation Rights Agreement, until the later of the date on which QFL or its affiliates (i) have received the entirety of their Investment Return (as defined in Purchase Agreement), and (ii) no longer hold any Securities (the “Observation Period”), the Company granted QFL the right, exercisable at any time during the Observation Period, to appoint a representative to attend meetings (including, without limitation, telephonic or other electronic meetings) of the Board or any committee thereof, including executive sessions, in an observer capacity.

On February 26, 2021, the Company entered into an agreement with Peter K. Trzyna (“PKT”) pursuant to which PKT assigned to the Company all right, title, and interest in a portfolio of eight United States patents (the “Peregrin Portfolio”). Under the agreement, the Company paid PKT $350,000 at closing and agreed that upon the realization of gross proceeds, if any, the Company shall make a second installment payment or payments in the aggregate amount of $93,900 representing reimbursement to PKT, as the prosecuting attorney, for legal fees associated with prosecution of the portfolio, such reimbursement shall be due and payable to PKT from time to time as gross proceeds are realized, and paid to PKT along with and in proportion to reimbursement to other third parties of costs incurred in realizing gross proceeds from the Peregrin Portfolio. Thereafter, PKT is entitled to a percentage of gross proceeds realized, if any, from the Peregrin Portfolio. The Company requested and received a capital advance from QFL in the amount of $350,000 pursuant to the Purchase Agreement, which was used to make payment to PKT.

The Company requested and received an operating capital advance in the amount of $400,000 from QFL pursuant to the Purchase Agreement during the period ended March 31, 2021.

The loan payable – related party at March 31, 2021 represents the current amount of a non-interest bearing total monetization proceeds obligation (the “TMPO”) to Intelligent Partners, LLC (“Intelligent Partners”) of $2,805,000, pursuant to a restructure agreement (“Restructure Agreement”) dated February 22, 2021 whereby the Company and Intelligent Partners, extinguished the Company’s 10% note to Intelligent Partners as transferee of the notes issued to United Wireless Holdings, Inc. (“United Wireless”), in the amount of $4,672,810 pursuant to securities purchase agreement dated October 22, 2015 between the Company and United Wireless, as more fully described in the Company’s annual report on Form 10-K for the year ended December 31, 2020. The notes became due by their terms on September 30, 2020, and the Company did not make any payment on account of principal of and interest on the notes. Subsequent to September 30, 2020, the Company engaged in negotiations with Intelligent Partners in parallel with the Company’s negotiations with QFL, with a view to restructuring the Company’s obligations under the United Wireless agreements, including the notes, so that the Company no longer had any obligations under the notes or the SPA. These negotiations resulted in the Restructure Agreement, described below, which provided for the payment to Intelligent Partners of $1,750,000 from the proceeds from the Company’s agreements with QFL. As part of the restructure of the Company’s agreements with Intelligent Partners, the Company amended the existing MPAs and granted Intelligent Partners certain rights in the monetization proceeds from any new intellectual property the Company acquires, as describe below. Under these MPAs, Intelligent Partners participates in the monetization proceeds the Company receives with respect to new patents after QFL has received its negotiated rate of return.

On or prior to the date of the Restructure Agreement, Intelligent Partners transferred to Fitton and Carper $250,000 of the notes (the “Transferred Note”), thereby reducing the principal amount of the notes held by Intelligent Partners to $4,422,810.

On February 22, 2021, the Company and Intelligent Partners agreed to extinguish the notes and Transferred Note, and terminate or amend and restate the SPA and Transaction Documents, pursuant to a series of agreements including: a Restructure Agreement (the “Restructure Agreement”), a Stock Purchase Agreement (the “Stock Purchase Agreement”), an Option Grant (the “Option Grant”), an Amended and Restated Pledge Agreement (the “Pledge Agreement”), an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a Board Observation Agreement (the “Board Observation Agreement”), a MPA-NA Security Interest Agreement (the “MPA-NA Security Interest Agreement”), an Amended and Restated Patent Proceeds Security Agreement (the “Patent Proceeds Security Agreement”, an Amended and Restated MPA-CP (the “MPA-CP”), an Amended and Restated MPA-CXT (the “MPA-CXT”), a MPA-MR (the “MPA-MR”), a MPA-AMI (the “MPA-AMI,” and together with the MPA-CP, MPA-CXT and MPA-MR, each a Restructure MPA and together the Restructure MPAs) and a MPA-NA (the “MPA-NA”).

(i)	Pursuant to the Restructure Agreement, the Company paid Intelligent Partners $1,750,000 at closing, which the Company received from QFL and which QFL paid directly to Intelligent Partners, and recognized the TMPO, which shall, from and after the Restructure Date, be reduced on a dollar for dollar basis by (a) payments to Intelligent Partners pursuant to the restructure agreement, the Restructure MPAs and the MPA-NA and (b) any election by the Intelligent Partners to pay the Exercise Price of the Restructure Option, in whole or part, by means of a reduction in the then outstanding TMPO. The TMPO has been classified as a current liability as of March 31, 2021.

(ii)	Pursuant to the Stock Purchase Agreement, the Company issued to Fitton and Carper, as holders of the Transferred Note, a total of 46,296,296 shares of common stock at a purchase price of $0.0054 per share, which purchase price was paid by the conversion and in full satisfaction of the Transferred Note (the “Conversion Shares”). For purposes of extinguishment, the issuance of the Conversion Shares in full satisfaction of the Transferred Note balance of $250,000 is included in the reacquisition price of the debt. The Company recognized a loss on debt conversion of $305,556 which is the difference between the agreed conversion price and the fair value of the Conversion Shares at the date of conversion. See Note 5 for information on the share issue.

(iii)	Pursuant to the Option Grant, we granted Intelligent Partners an option to purchase a total of 50,000,000 shares of common stock, with an exercise price of $0.0054 per share which vests immediately and may be exercised through September 30, 2025. The Company valued the option at approximately $598,000 using the Black-Scholes pricing model. The proceeds were allocated to the repurchase price of the debt extinguishment based on its fair value. See Note 5 for information on the option grant.

(iv)	Pursuant to the restructured monetization proceeds agreement, Intelligent Partners has a right to receive 60% of the net monetization proceeds from the patents currently owned by the Subsidiary Guarantors. The agreement has no termination provisions, so Intelligent Partners will be entitled to its percentage interest as long as revenue is generated from the intellectual property covered by the agreement.

(v)	Pursuant to the MPA-NA, until the TMPO has been paid in full, Intelligent Partners is entitled to receive 10% of the net proceeds realized from new assets acquired by the Company. If, in any calendar quarter, net proceeds realized exceed $1,000,000, Intelligent Partners’ entitlement for that quarter only shall increase to 30% on the portion of net proceeds in excess of $1,000,000 but less than $3,000,000. If in the same calendar quarter, net proceeds exceed $3,000,000, Intelligent Partners’ entitlement for that quarter only shall increase to 50% on the portion of net proceeds in excess of $3,000,000. After satisfaction of the TMPO, the MPA-NA and Intelligent Partners’ interest in new asset proceeds shall terminate.

(vi)	The Company granted Intelligent Partners, Andrew Fitton and Michael Carper certain registration rights with respect to (i) the 50,000,000 shares currently owned by Fitton and Carper; (ii) the 46,296,296 Conversion Shares issued to Fitton and Carper, and (iii) the 50,000,000 shares of common stock issuable upon exercise of the option. See Note 5

(vii)	Pursuant to the Subsidiary Security Agreement, the Company’s obligations under its agreements with Intelligent Partners, including its obligations under the Restructure Agreement and the Restructure MPAs are secured by a security interest in the net proceeds realized from the future monetization of the patents currently owned by the eight subsidiaries named above.

(viii)	Pursuant to the MPA-NA-Security Interest Agreement, our obligations under the MPA-NA are secured by a security interest in net proceeds realized from the future monetization of new patents acquired until the TMPO is satisfied, provided Intelligent Partners’ secured interest shall be limited to its entitlement in Net Proceeds under the MPA-NA. After satisfaction of the TMPO the security interest in proceeds from new assets shall terminate.

(ix)	Pursuant to the Board Observation Rights Agreement, until the Total Monetization Proceeds Obligation has been satisfied (the “Observation Period”), we granted Intelligent Partners the option and right, exercisable at any time during the Observation Period, to appoint a representative to attend meetings of the Board or any committee thereof, including executive sessions, in an observer capacity. Intelligent Partners has no right to appoint a director to the board.

Events of Default include (i) a Change of Control of the Company (ii) any uncured default on payment due to Intelligent Partners in an amount totaling in excess of $275,000, which is not the subject of a Dispute or other formal dispute resolution proceeding initiated in good faith pursuant to this Agreement or other Restructure Documents (iii) the filing of a voluntary petition for relief under the United States Bankruptcy Code by Company or any of its material subsidiaries, (iv) the filing of an involuntary petition for relief under the United States Bankruptcy Code against the Company, which is not stayed or dismissed within sixty (60) days of such filing, except for an involuntary petition for relief filed solely by Intelligent Partners, or any Affiliate or member of Intelligent Partners, or (v) acceleration of an obligation in excess of $1 million dollars to another provider of financing following a final determination by arbitration or other judicial proceeding that such obligation is due and owing.

The Company recognized a loss on extinguishment of the note of $730,378 reflected as follows:

Carrying amount as of the restructure date	$4,672,810
Less unamortized debt discount and issuance costs	-
Net carrying amount	4,672,810
Reacquisition Price
Cash payment via QFL	(1,750,000)
Conversion of transferred note	(250,000)
Fair value of option grant	(598,188)
TMPO undiscounted future cash flows	(2,805,000)
Loss on debt extinguishment	$(730,378)

Because of its ownership percentage, Intelligent Partners is treated as a related party.

The purchase price of patents – current portion at March 31, 2021 represents the current portion of minimum payments due under the agreements between:

●	CXT and Intellectual Ventures Assets 34, LLC and Intellectual Ventures 37, LLC (“IV 34/37”) pursuant to which at closing CXT acquired by assignment all right, title, and interest in a portfolio of thirteen United States patents (the “CXT Portfolio”). Under the agreement, CXT will distribute 50% of net recoveries, as defined, to IV 34/37. CXT advanced $25,000 to IV 34/37 at closing, and agreed, pursuant to an amendment dated January 26, 2018, that in the event that, on December 31, 2018, December 31, 2019 and December 31, 2020, cumulative distributions to IV 34/37 total less than $100,000, $375,000 and $975,000, respectively, CXT shall pay the difference necessary to achieve the applicable minimum payment amount within ten days after the applicable date; with any advances being credited toward future distributions to IV 34/36. As of March 31, 2021, $600,000 of the minimum future cumulative distributions were presented as short-term debt based on payment due date. As of March 31, 2021, cumulative distributions did not total $975,000 and CXT did not pay the difference to IV 34/37 within ten days. Non-payment which is not cured within 30 days after written notice from IV 34/37 would constitute an Acceleration Event under the agreement, following which, in addition to any other remedies available under the agreement, all outstanding minimum cumulative distributions would become due and payable within thirty days. As of the date of filing, no such written notice of non-payment has been given by IV 34/37. No affiliate of CXT has guaranteed the minimum payments. CXT’s obligations under the agreement are secured by a security interest in the proceeds (from litigation or otherwise) from the CXT Portfolio.

●	M-RED and Intellectual Ventures Assets 113 LLC and Intellectual Ventures Assets 108 LLC (“IV 113/108”) pursuant to which at closing M-RED paid IV 113/108 $75,000 and IV 113/108 transferred to M-RED all right, title and interest in a portfolio of sixty United States patents and eight foreign patents (the “M-RED Portfolio”). Under the agreement, M-RED will distribute 50% of net proceeds, as defined, to IV 113/108, as long as we generate revenue from the M-RED Portfolio. The agreement with IV 113/108 provides that if, on September 30, 2020, September 30, 2021 and September 30, 2022, cumulative distributions to IV 113/108 total less than $450,000, $975,000 and $1,575,000, respectively, M-RED shall pay the difference between such cumulative amounts and the amount paid to IV 113/108 within ten days after the applicable date; with any advances being credited toward future distributions to IV 113/108. On September 30, 2020 cumulative distributions to IV 113/108 totaled less than $450,000 and M-RED did not pay the difference to IV 113/108 within ten days. For the period ended March 31, 2021 the Company made payment in the amount of $114,951. Non-payment which is not cured within 30 days after written notice from IV 113/108 would constitute an Acceleration Event under the agreement, following which, in addition to any other remedies available under the agreement, all outstanding minimum cumulative distributions would become due and payable within thirty days. As of the date of filing, no such written notice of non-payment has been given by IV 113/108. As of March 31, 2021, approximately $785,000 and $600,000 of the minimum future cumulative distributions were presented as short-term and long-term debt, respectively, based on payment due dates. No affiliate of M-RED has guaranteed the minimum payments. M-RED’s obligations under the agreement with IV 113/108 are secured by a security interest in the proceeds (from litigation or otherwise) from the M-RED Portfolio.

Long term liabilities

The loans payable-SBA at March 31, 2021 represents:

●	An unsecured loan from JPMorgan Chase Bank, N.A. in the aggregate amount of $20,832, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, which was enacted March 27, 2020. The loan, which was taken down on April 23, 2020, matures on April 23, 2022 and bears interest at a rate of 0.98% per annum, with interest payable monthly commencing on November 23, 2020. The loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company has used the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. As of March 31, 2021 the loan has been forgiven and the Company recorded a gain on loan forgiveness of $20,832.

●	A secured Economic Injury Disaster Loan from the U.S. Small Business Association (“SBA”) in the aggregate amount of $150,000, pursuant to Section 7(b) of the Small Business Act as part of the COVID-19 relief effort. The Company’s obligations on the loan are set forth in the Company’s note dated May 14, 2020 which matures on May 14, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on May 14, 2021. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the Loan may be used solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100 which were deducted from the loan amount stated above. In addition to the loan, as part of the COVID-19 relief effort, the Company obtained an Emergency EIDL Grant from the SBA in the amount of $1,000. The Company is not required to repay the grant.

The purchase price of patents at March 31, 2021 represents:

The non-current portion of minimum payments due under the agreement between M-RED and IV 113/108 described above.

The balance of the purchase price of the patents is reflected as follows:

	March 31, 2021	December 31, 2020
Current Liabilities:
Purchase price of patents, current portion	1,385,049	$1,500,000
Unamortized discount	-	-
Non-current liabilities:
Purchase price of patents, long term	790,000	$790,000
Unamortized discount	(107,774)	(131,793)
Total current and non-current	2,067,275	2,158,207
Effective interest rate of Amortization over 2 years	9.4-14.5%	9.4-14.5%

Because the non-current minimum payment obligations are due over a period of two years, the Company imputed interest of 10% per annum and the interest will be accreted up to the maturity date.

NOTE 4 – WARRANT LIABILITY

The Company granted 96,246,246 warrants to QFL (see Note 3) in connection with its funding agreement. The number of shares underlying the warrants is not fixed until the date of the initial exercise. As such, the warrant issued to QFL requires classification as a liability pursuant to ASC Topic 480, Distinguishing Liabilities from Equity and is valued at its fair value as of the grant date and re-measured at the balance sheet date.

As of March 31, 2021, and February 22, 2021, the date of issuance of the warrant, the aggregate fair value of the outstanding warrant liability was approximately $1,819,054 and $1,154,905, respectively.

The Company estimated the fair value of the derivative liability using the Black-Scholes option pricing model using the following key assumptions as of March 31, 2021 and as of the grant date:

	As of
	March 31,	February 22,
	2021	2021
Volatility	421%	252%
Risk-free interest rate	1.37%	1.37%
Expected dividends	-	-%
Expected term	9.9	10

The following schedule summarizes the valuation of financial instruments at fair value in the balance sheets as of March 31, 2021 and the grant date:

	Fair Value Measurements as of
	March 31, 2021
	Level 1	Level 2	Level 3
Assets
None	-	-	-
Total assets	-	-	-
Liabilities
Option derivative liability	-	-	1,819,054
Total liabilities	$-	$-	$1,819,054

The following table sets forth a reconciliation of changes in the fair value of derivative liabilities classified as Level 3 in the fair value hierarchy:

Significant Unobservable Inputs (Level 3) as of March 31, 2021
Fair value at grant date	$1,154,905
Change in fair value	664,149
Ending balance	$1,819,054

See Notes 3 and 5 for information on the warrant issuance.

NOTE 5 – STOCKHOLDERS’ EQUITY

Amendment to the 2017 Equity Incentive Plan

On February 19, 2021 the board of directors amended the 2017 Equity Incentive Plan (the “Plan”) increasing the shares the Company can issue under the Plan to 500,000,000 shares of common stock pursuant to non-qualified stock options, restricted stock grants and other equity-based incentives, the amendment to the Plan and the grants of awards pursuant to the Plan, to be effective upon the closing of the agreements with QFL.

Issuance of Common Stock and Options

Issuances to Intelligent Partners

On February 22, 2021, pursuant to the Restructure Agreement, Intelligent Partners and its controlling members agreed to extinguish the notes and Transferred Note, and terminate or amend and restate the SPA and Transaction Documents and the Company: (i) issued to Fitton and Carper, as holders of the Transferred Note, pursuant to the Stock Purchase Agreement a total of 46,296,296 shares of the Company’s common stock at a purchase price of $0.0054 per share, which purchase price was paid by the conversion and in full satisfaction of the Company’s obligation under the Transferred Note and included in the calculation of the repurchase price of the debt; and (ii) granted Intelligent Partners, pursuant to the Option Grant, an option to purchase a total of 50,000,000 shares of common stock, with an exercise price of $0.0054 per share which vested immediately and may be exercised through September 30, 2025. The Company valued the purchase option at approximately $598,000 using the Black-Scholes pricing model. Variables used in the valuation include (1) discount rate of 1.37%; (2) option life of 5 years; (3) computed volatility of 252% and (4) zero expected dividends. The Company granted Intelligent Partners, Andrew Fitton and Michael Carper certain registration rights with respect to (i) the 50,000,000 shares currently owned by Fitton and Carper; (ii) the 46,296,296 Conversion Shares issued to Fitton and Carper, and (iii) the 50,000,000 shares of common stock issuable upon exercise of the option. Commencing six months from the closing date, if the shares owned by Fitton, Carper and Intelligent Partners cannot be sold pursuant to a registration statement and cannot be sold pursuant to Rule 144 without the Company being in compliance with the current public information requirements of Rule 144, if the Company is not in compliance with the current public information requirements, the Company is required to pay damages to Intelligent Partners.

Consulting Agreements

On February 22, 2021, the Company entered into advisory service agreement with three consultants – William Gates, Crystal Nicolson and Jeff Toler pursuant to which they will provide services to the Company in connection with the development of the Company’s business. The agreements have a term of ten years and may be terminated by the Company for cause or upon the death or disability of the consultants.

Pursuant to the agreements with Mr. Gates and Ms. Nicolson, the compensation payable to each of them consists of a restricted stock grant of 10,000,000 shares of Common Stock which immediately vests in full and a ten-year option to purchase a total of 30,000,000 shares of Common Stock, which become exercisable cumulatively as follows:

a.	10,000,000 shares at an exercise price of $0.01 per share becoming exercisable upon the commencement of trading of the Common Stock on the OTCQB.

b.	10,000,000 shares at an exercise price of $0.03 per share, becoming exercisable on the first day on which the Company files with the SEC a Form 10-K or Form 10-Q which stockholders’ equity of at least $5,000,000, and

c.	10,000,000 shares at an exercise price of $0.05 per share becoming exercisable on the date on which the Common Stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange.

The Company recorded professional fees in the amount of $240,000 as a result the restricted stock grants to Mr. Gates and Ms. Nicolson. The Company determined the fair value of the options as of the grant date to be approximately $720,000 using the Black-Scholes pricing model. Variables used in the valuation include (1) discount rate of 1.37%; (2) term of 10 years; (3) computed volatility of 252% and (4) zero expected dividends. The Company determined that the first performance condition will be met and accrued the option expense of approximately $240,000 over the period from the grant date to achievement of the performance condition. The Company recognized option expense of approximately $120,000 for the three months ended March 31, 2021.

Pursuant to the agreement with Mr. Toler, the compensation payable to him consists of a restricted stock grant of 10,000,000 shares of Common Stock which immediately vests in full and a ten-year option to purchase 30,000,000 shares of Common Stock, which becomes exercisable cumulatively as follows:

a.	10,000,000 shares at an exercise price of $0.01 per share upon the first anniversary of the agreement.

b.	10,000,000 shares at an exercise price of $0.03 per share upon the second anniversary of the agreement; and

c.	10,000,000 shares at an exercise price of $0.05 per share upon the third anniversary of the agreement.

The Company recorded professional fees in the amount of $120,000 as a result the restricted stock grant to Mr. Toler. The Company determined the fair value of the options as of the grant date to be approximately $360,000 using the Black-Scholes pricing model. Variables used in the valuation include (1) discount rate of 1.37%; (2) term of 10 years; (3) computed volatility of 252% and (4) zero expected dividends. The Company recognized option expense of approximately $22,300 for the three months ended March 31, 2021.

Compensatory Arrangements of Certain Officers

On February 22, 2021, the board of directors:

(i)	Granted restricted stock grants for services rendered and vesting in full upon grant, to:

a.	Jon C. Scahill – 49,000,000 shares

b.	Timothy J. Scahill – 10,000,000 shares

c.	Dr. William R. Carroll - 10,000,000 shares

(ii)	Granted Jon Scahill a ten-year option (the “Option”) to purchase 60,000,000 shares of Common Stock which become exercisable cumulatively as follows:

a.	20,000,000 shares at an exercise price of $0.01 per share becoming exercisable upon the commencement of trading of the Common Stock on the OTCQB.

b.	20,000,000 shares at an exercise price of $0.03 per share, becoming exercisable on the first day on which the Company files with the SEC a Form 10-K or Form 10-Q which stockholders’ equity of at least $5,000,000, and

c.	20,000,000 shares at an exercise price of $0.05 per share becoming exercisable on the date on which the Common Stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange

(iii)	Appointed Ryan T. Logue to the board of directors and granted Mr. Logue a restricted stock grant of 5,000,000 shares of common stock which vests upon his acceptance of his appointment as a director.

The Company recognized compensation expense of $888,000 in conjunction with issuance of common stock to officers and directors. The Company determined the fair value of the options to be approximately $720,000 as of the grant date using the Black-Scholes pricing model. Variables used in the valuation include (1) discount rate of 1.37%; (2) term of 10 years; (3) computed volatility of 252% and (4) zero expected dividends. The Company recognized option expense of approximately $120,000 for the three months ended March 31, 2021.

A summary of the status of the Company’s stock options and changes is set forth below:

	Number of Options(#)	Weighted Average Exercise Price($)	Weighted Average Remaining Contractual Life (Years)
Balance - December 31, 2020	-	-	-
Granted	200,000,000	0.02	8.65
Exercised	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Balance - March 31, 2021	200,000,000	0.02	8.55

Options exercisable at end of period	50,000,000	0.0054	4.5

The intrinsic value of the outstanding options as of March 31, 2021 is $1,120,000.

Issuance of Warrants

A summary of the status of the Company’s warrants and changes is set forth below:

	Number of Warrants(#)	Weighted Average Exercise Price($)	Weighted Average Remaining Contractual Life (Years)
Balance - December 31, 2020	-	-	-
Granted	96,246,246	0.0054	9.89
Exercised	-	-	-
Expired	-	-	-
Cancelled	-	-	-
Balance - March 31, 2021	96,246,246	0.0054	9.89

The intrinsic value of the outstanding warrants as of March 31, 2021 is $1,299,324.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets include patents purchased and are recorded based at their acquisition cost. Intangible assets consisted of the following:

			Weighted average
	March 31,	December 31,	amortization period
	2021	2020	(years)
Patents	$6,040,000	$5,690,000	4.45
Less: net monetization obligations	(509,811)	(509,811)
Imputed interest	(713,073)	(713,073)
Subtotal	4,817,116	4,467,116
Less: accumulated amortization	(2,754,045)	(2,266,157)
Net value of intangible assets	$2,063,071	$2,200,959	3.96

Intangible assets are comprised of patents with estimated useful lives. The intangible assets at March 31, 2021 represent:

●	patents acquired in October 2015 for a purchase price of $3,000,000, the useful lives of the patents, at the date of purchase, was 6-10 years;

●	patents acquired in July 2017 pursuant to an obligation to pay 50% of net revenues to IV 34/37 (see Note 3); the useful lives of the patents, at the date of acquisition, was 5-6 years;

●	patents (which were fully amortized at the date of acquisition) acquired in January 2018 pursuant to an agreement with to Intellectual Ventures Assets 62 LLC and Intellectual Ventures Assets 71 LLC “(IV 62/71”), pursuant to which CXT has an obligation to distribute 50% of net revenues to IV 62/71;

●	patents (which were fully amortized at the date of acquisition) acquired in January 2018 by Photonic Imaging Solutions Inc. (“PIS”) from Intellectual Ventures Assets 64 LLC (“IV 64”) pursuant to which PIS is to pay IV 64 (a) 70% of the first $1,500,000 of net revenue, (b) 30% of the next $1,500,000 of net revenue and (c) 50% of net revenue in excess of $3,000,000;

●	patents acquired in March 2019 pursuant to an obligation to pay 50% of net revenues to IV 113/108 (see Note 3); the useful lives of the patents, at the date of acquisition, was approximately 9 years.

●	patents (which were fully amortized at the date of acquisition) acquired in May 2020 for a purchase price of $95,000 pursuant to an agreement with Texas Technology Ventures 2, LLP (“TTV”), pursuant to which of the Company retains the first $230,000 of net proceeds, as defined in the agreement, after which the company has an obligation to distribute 50% of net proceeds to TTV.

●	patents (which were fully amortized at the date of acquisition) acquired in February 2021 pursuant to an agreement with PKT for a purchase price of $350,000, pursuant to which $350,000 was paid at closing, and upon the realization of gross proceeds, as defined in the agreement, the Company shall make a subsequent or payments in the aggregate amount of $93,900, representing reimbursement to PKT, as the prosecuting attorney, for legal fees associated with prosecution of the portfolio, such reimbursement shall be due and payable to PKT from time to time as gross proceeds are realized, if any, and paid to PKT along with and in proportion to reimbursement to other third parties of costs incurred in realizing gross proceeds. Thereafter, PKT is entitled to a percentage of gross proceeds realized, if any.

The Company amortizes the costs of intangible assets over their estimated useful lives on a straight-line basis. Costs incurred to acquire patents, including legal costs, are also capitalized as long-lived assets and amortized on a straight-line basis with the associated patent. Amortization of patents is included as a selling, general and administrative expense in the accompanying consolidated statements of operations.

The Company assesses intangible assets for any impairment to the carrying values. As of March 31, 2021, and December 31, 2020, management concluded that there was no impairment to the intangible assets.

Amortization expense for patents comprised $487,888 and $648,395 for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. Future amortization of intangible assets is as follows:

Year ended December 31,
Remainder of 2021	$411,457
2022	495,742
2023	323,071
2024	306,776
2025 and thereafter	526,025
Total	$2,063,071

The Company granted Intellectual Ventures a security interest in the patents assigned to the Company as security for the payment of the balance of the purchase price. The security interest of Intellectual Ventures is senior to the security interest of United Wireless in the proceeds derived from such patents.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has at various times entered into transactions with related parties, including officers, directors and major stockholders, wherein these parties have provided services, advanced or loaned money, or both, to the Company which was needed to support its daily operations. The Company discloses all related party transactions.

The Company incurred interest expense on the Company’s 10% notes issued to United Wireless pursuant to the securities purchase agreement dated October 22, 2015 more fully described in the Company’s annual report on Form 10-K for the year ended December 31, 2020 of approximately $0 and $117,780 for the three months ended March 31, 2021 and 2020, respectively. See Notes 3 and 5 in connection with the extinguishment of the Company’s 10% notes issued to United Wireless and held by Intelligent Partners as the transferee of United Wireless.

See Note 8 with respect to the employment agreement with the Company’s president and chief executive officer.

During the three months ended March 31, 2021 and 2020, the Company contracted with an entity owned by the chief technology officer for the provision of information technology services to the Company. For the three months ended March 31, 2021 and 2020, the cost of these services was approximately $115 and $145, respectively.

During the three months ended March 31, 2021, the Company contracted with a law firm more than 10 percent owned, but not controlled, by the father-in-law of the chief executive officer. The firm is engaged on a contingent fee basis and serves as escrow agent in connection with monetization of the Company’s patents in matters where the firm is serving as counsel to the Company. In connection with the engagement, the Company recorded patent service costs of $0 for the three months ended March 31, 2021 and an outstanding liability of $407,000 reported in “accounts payable and accrued liabilities” in the consolidated balance sheets as of March 31, 2021 and December 31, 2020.

See Note 5 with respect to share based compensation to officers and directors.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Employment Agreements

Pursuant to a restated employment agreement, dated November 30, 2014, with the Company’s president and chief executive officer, the Company agreed to employ him as president and chief executive officer for a term of three years, commencing January 1, 2014, and continuing on a year-to-year basis unless terminated by either party on not less than 90 days’ notice prior to the expiration of the initial term or any one-year extension. The agreement provides for an initial annual salary of $252,000, which may be increased, but not decreased, by the board or the compensation committee. In March 2016, the Company’s board of directors increased the chief executive officer’s annual salary to $300,000, effective January 1, 2016. The chief executive officer is entitled to a bonus if the Company meets or exceeds performance criteria established by the compensation committee. In August 2016, the Company’s board of directors approved annual bonus compensation equal to 30% of the amount by which the Company’s consolidated income before income taxes exceeds $500,000, but, if the Company is subject to the limitation on deductibility of executive compensation pursuant to Section 162(m) of the Internal Revenue Code, the bonus cannot exceed the amount which would be deductible pursuant to Section 162(m). The chief executive officer is also eligible to participate in any executive incentive plans which the Company may adopt.

Pension Benefits

Pursuant to the SEP IRA plan adopted by the Company in March 2020 the Company deposited into a SEP IRA account of each of its participating employees a percentage of the employee’s compensation, subject to statutory limitations on the amount of the contribution all as set forth in the IRS Form 5305-SEP. For the year ending December 31, 2021 the percentage is set at 19%. The Company’s president and chief executive officer is the only participant and for the three months ended March 31, 2021 $14,500 was deposited into his SEP IRA account.

Patent Enforcement and Other Litigation

Certain of the Company’s operating subsidiaries are engaged in litigation to enforce their patents and patent rights. In connection with these patent enforcement actions, it is possible that a defendant may request and/or a court may rule that an operating subsidiary has violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against the Company or its operating subsidiaries or award attorney’s fees and/or expenses to a defendant(s), which could be material, and if required to be paid by the Company or its operating subsidiaries, could materially harm the Company’s operating results and financial position and could result in a default under the Company’s notes to Intelligent Partners. Since the operating subsidiaries do not have any assets other than the patents, and the Company does not have any available financial resources to pay any judgment which a defendant may obtain against a subsidiary, such a judgment may result in the bankruptcy of the subsidiary and/or the loss of the patents, which are the subsidiaries’ only assets.

NOTE 9 – SUBSEQUENT EVENTS

On May 20, 2021, Taasera Licensing LLC, a wholly owned subsidiary, entered into an agreement with Taasera, Inc. to acquire all right, title, and interest in a portfolio of seven United States patents (the “Taasera Portfolio”) for $250,000, payable at the closing to be held within 30 days of execution.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Quest Patent Research Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quest Patent Research Corporation and its subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment of Intangible Assets

Description of the Matter

As discussed in Note 2 to the financial statements, the Company’s intangible assets consist of patents which are amortized using the straight-line method over the estimated useful lives and are reviewed for impairment upon any triggering event that may give rise to the assets ultimate recoverability. We identified the impairment assessment of the intangible assets as a critical audit matter due to its materiality to the financial statements and the significant estimates involved, the audit of which required a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

We tested the Company’s determination of the carrying value of the intangible assets by comparing the year-end balances to the undiscounted future cash flows and evaluated the reasonableness of the inputs of the future cash flows to verifiable data.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2013.

Houston, Texas

April 15, 2021

Quest Patent Research Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$247,862	$537,198
Accounts receivable, net	1,032,886	1,850,375
Other current assets	5,934	17,180
Total current assets	1,286,682	2,404,753
Patents, net of accumulated amortization of $2,266,158 and $1,617,762, respectively	2,200,959	2,754,354

Total assets	$3,487,641	$5,159,107
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$2,892,025	$3,362,932
Loans payable – third party	147,000	147,000
Purchase price of patents, current portion	1,500,000	569,386
Loan payable – related party, net of unamortized discount and debt issuance costs of $0 and $189,705, respectively	4,672,810	4,483,105
Accrued interest – loans payable related party	-	117,780
Accrued interest - loans payable third party	284,885	270,185
Derivative liability	-	595,000
Total current liabilities	9,496,720	9,545,388
Non-current liabilities
Contingent funding liabilities	-	20,378
Loan payable - SBA	174,392	-
Purchase price of patents, net of unamortized discount of $131,793 and $282,503, respectively	658,207	1,442,497
Total liabilities	10,329,319	11,008,263
Stockholders’ deficit
Preferred stock, par value $0.00003 per share – authorized 10,000,000 shares – no shares issued and outstanding
Common stock, par value $0.00003 per share; authorized 10,000,000,000 at December 31, 2020 and 2019; shares issued and outstanding 383,038,334 at December 31, 2020 and 2019	11,491	11,491
Additional paid-in capital	14,427,782	14,107,782
Accumulated deficit	(21,281,179)	(19,968,668)
Total Quest Patent Research Corporation stockholders’ deficit	(6,841,906)	(5,849,395)
Non-controlling interest in subsidiary	228	239
Total stockholders’ deficit	(6,841,678)	(5,849,156)
Total liabilities and stockholders’ deficit	$3,487,641	$5,159,107

See accompanying notes to consolidated financial statements

Quest Patent Research Corporation and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2020	2019
Revenues
Patent licensing fees	$5,488,088	$4,117,895
Licensed packaging sales	-	25,274
	5,488,088	4,143,169
Operating expenses
Cost of revenues:
Cost of sales	-	4,520
Litigation and licensing expenses	4,692,969	3,383,948
Management support services	-	2,093
Selling, general and administrative expenses	1,513,822	1,222,024
Total operating expenses	6,206,791	4,612,585

Income (loss) from operations	(718,703)	(469,416)

Other expense
Gain (loss) on derivative liability	275,000	(55,000)
Gain on forgiveness of debt	-	27,628
Other income	1,000	-
Interest expense	(804,456)	(808,273)
Total other expense	(528,456)	(835,645)

Net loss before income tax	(1,247,159)	(1,305,061)

Income tax	(65,363)	(5,234)

Net loss	(1,312,522)	(1,310,295)
Net income attributable to non-controlling interest in subsidiary	11	1,519
Net Loss Attributable to Quest Patent Research Corporation	$(1,312,511)	$(1,308,776)
Net loss per share – Basic and Diluted	$(0.00)	$(0.00)
Weighted average shares outstanding – Basic and Diluted	383,038,334	383,038,334

See accompanying notes to consolidated financial statements

Quest Patent Research Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Deficit

	Common Stock		Additional Paid-in		Non-controlling Interest in	Total Stockholders’
	Shares	Amount	Capital	Deficit	Subsidiaries	Deficit
Balances as of December 31, 2018	383,038,334	11,491	14,107,782	(18,659,892)	1,758	(4,538,861)
Net loss	-	-	-	(1,308,776)	(1,519)	(1,310,295)
Balances as of December 31, 2019	383,038,334	11,491	14,107,782	(19,968,668)	239	(5,849,156)
Resolution of derivative liability			320,000			320,000
Net loss	-	-	-	(1,312,511)	(11)	(1,312,522)

Balances as of December 31, 2020	383,038,334	$11,491	$14,427,782	$(21,281,179)	$228	$(6,841,678)

See accompanying notes to consolidated financial statements

Quest Patent Research Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	(1,312,522)	$(1,310,295)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	435,415	349,691
Loss/(gain) on derivative liability	(275,000)	55,000
Loss/(gain) on forgiveness of debt	-	(27,628)
Depreciation and amortization	648,395	529,486
Bad debt expense	66,000	-

Changes in operating assets and liabilities
Accounts receivable	751,489	(1,850,375)
Accrued interest – loans payable related party	(117,780)	(25,000)
Accrued interest – loans payable third party	17,360	16,300
Other current assets	11,246	(14,837)
Accounts payable and accrued expenses	(470,907)	3,024,181

Net cash provided by/(used in) operating activities	(246,304)	746,523

Cash flows from investing activities:
Purchase of patents	(95,000)	(75,000)
Net cash used in investing activities	(95,000)	(75,000)

Cash flows from financing activities:
Proceeds from SBA loans	171,732	-
Repayment of purchase price of patents	(194,386)	(155,614)
Loan payable – third party	-	(16,000)
Proceeds from sale of future revenues	95,000	-
Repayment from sale of future revenues	(20,378)	(129,622)
Net cash from/(used in) financing activities	51,968	(301,236)

Net increase (decrease) in cash and cash equivalents	(289,336)	370,287

Cash and cash equivalents at beginning of year	537,198	166,911

Cash and cash equivalents at end of year	$247,862	$537,198

Non Cash Investing and Financing Activities
Accounts payable for patent purchase, net of imputed interest of $336,781	$-	$1,238,219
Resolution of derivative liability	320,000	-
Accrued interest added to principal	2,660	-
Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes, including foreign taxing authorities withheld taxes of $60,255 and $5,000 during the years ended December 31, 2020, and 2019 respectively.	$65,363	$5,234
Interest	472,121	467,280

See accompanying notes to consolidated financial statements

Quest Patent Research Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF BUSINESS

The Company is a Delaware corporation, incorporated on July 17, 1987 and has been engaged in the intellectual property monetization business since 2008.

As used herein, the “Company”, “we”, “us” or “our” refers to Quest Patent Research Corporation and its wholly and majority-owned and controlled operating subsidiaries unless the context indicates otherwise. All intellectual property acquisition, development, licensing and enforcement activities are conducted by the Company’s wholly and majority-owned and controlled operating subsidiaries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and financial statement presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and present the consolidated financial statements of the Company and its wholly owned and majority owned subsidiaries as of December 31, 2020 and 2019.

The consolidated financial statements include the accounts and operations of:

Quest Patent Research Corporation (“The Company”)

Quest Licensing Corporation (NY) (wholly owned)

Quest Licensing Corporation (DE) (wholly owned)

Quest Packaging Solutions Corporation (90% owned)

Quest Nettech Corporation (65% owned)

Semcon IP, Inc. (wholly owned)

Mariner IC, Inc. (wholly owned)

IC Kinetics, Inc. (wholly owned)

CXT Systems, Inc. (wholly owned)

Photonic Imaging Solutions Inc. (wholly owned)

M-RED Inc. (wholly owned)

Audio Messaging Inc. (wholly owned)

Peregrin Licensing LLC (wholly owned)

Prior to April 2019, the operations of Wynn Technologies, Inc. were not included in the Company’s consolidated financial statements as there were significant contingencies related to its control of Wynn Technologies, Inc. The sole asset of Wynn Technologies, Inc. was US Patent No. RE38,137E. Wynn Technologies, Inc. could not transfer, assign, sell, hypothecate or otherwise encumber US Patent No. RE38,137E without the express written consent of Sol Li, owner of 35% of Wynn Technologies, Inc., unless, as of the date of such transfer, assignment, sale, hypothecation or other encumbrance, Mr. Li had received a total of at least $250,000. US Patent No. RE38,137E expired on September 28, 2015. The Company accounted for its 65% interest in Wynn Technologies, Inc. under the equity method whereby the investment accounts were increased for contributions by the Company plus its 60% share of income pursuant to the contractual agreement which provides that Sol Li, owner of 35% of Wynn Technologies, Inc. retained 40% of the income, and reduced for distributions and its 60% share of losses incurred, respectively, with the restriction whereby the account balances cannot go below zero. On April 11, 2019, Quest NetTech Corporation merged with Wynn Technologies, Inc. with Quest NetTech Corporation being the surviving entity. Pursuant to the merger agreement, we issued to Mr. Li a 35% interest in Quest NetTech Corporation. Significant intercompany transaction and balances have been eliminated in consolidation.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable, which generally relate to licensed sales, are presented on the balance sheet net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. The Company recorded an allowance for doubtful accounts of $66,000 and $0 at December 31, 2020 and December 31, 2019, respectively.

Intangible Assets

Intangible assets consist of patents which are amortized using the straight-line method over their estimated useful lives or statutory lives whichever is shorter and are reviewed for impairment upon any triggering event that may give rise to the assets ultimate recoverability as prescribed under the guidance related to impairment of long-lived assets. Costs incurred to acquire patents, including legal costs, are also capitalized as long-lived assets and amortized on a straight-line basis with the associated patent.

Patents include the cost of patents or patent rights (hereinafter, collectively “patents”) acquired from third-parties or acquired in connection with business combinations. Patent acquisition costs are amortized utilizing the straight-line method over their remaining economic useful lives, ranging from one to ten years. Certain patent application and prosecution costs incurred to secure additional patent claims, that based on management’s estimates are deemed to be recoverable, are capitalized and amortized over the remaining estimated economic useful life of the related patent portfolio.

Impairment of long-lived assets

Long-lived assets, including intangible assets with a finite life, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Derivative Financial Instruments

The Company evaluates the embedded conversion feature within its convertible debt instruments under ASC 815-15 and ASC 815-40 to determine if the conversion feature meets the definition of a liability and, if so, whether to bifurcate the conversion feature and account for it as a separate derivative liability. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a Black Scholes model, in accordance with ASC 815-15 “Derivative and Hedging” to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months after the balance sheet date.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is used which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See Note 4 for information about derivative liabilities.

The fair value hierarchy based on the three levels of inputs that may be used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The carrying value reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and short-term borrowings approximate fair value due to the short-term nature of these items. The carrying value of long-term debt approximates fair value since the related rates of interest approximate current market rates.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers as of January 1, 2018 using the modified retrospective transition method. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●

The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct).

●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

In general, the Company is required to make certain judgments and estimates in connection with the accounting for revenue contracts with customers. Such areas may include identifying performance obligations in the contract, estimating the timing of satisfaction of performance obligations, determining whether a promise of consideration, whether a license to intellectual property or an entitlement to payment of a percentage of net proceeds, is distinct from other promised goods or services, evaluating whether consideration transfers to a customer at a point in time or over time, allocating the transaction price to separate performance obligations, determining whether contracts contain a significant financing component, and estimating revenues recognized at a point in time for licensed sales.

Patent Licensing Fees

Revenue is recognized upon transfer of control of promised bundled intellectual property rights and other contractual performance obligations to licensees in an amount that reflects the consideration we expect to receive in exchange for those intellectual property rights. Revenue contracts that provide promises to grant “the right” to use intellectual property rights as they exist at the point in time at which the intellectual property rights are granted, are accounted for as performance obligations satisfied at a point in time and revenue is recognized at the point in time that the applicable performance obligations are satisfied and all other revenue recognition criteria have been met.

For the periods presented, revenue contracts executed by the Company primarily provided for the payment of contractually determined, one-time, paid-up license fees in consideration for the grant of certain intellectual property rights for patented technologies owned or controlled by the Company’s operating subsidiaries. Intellectual property rights granted included the following, as applicable: (i) the grant of a non-exclusive, retroactive and future license to manufacture and/or sell products covered by patented technologies, (ii) a covenant-not-to-sue, (iii) the release of the licensee from certain claims, and (iv) the dismissal of any pending litigation. The intellectual property rights granted were perpetual in nature, extending until the legal expiration date of the related patents. The individual intellectual property rights are not accounted for as separate performance obligations, as (i) the nature of the promise, within the context of the contract, is to transfer combined items to which the promised intellectual property rights are inputs and (ii) the Company’s promise to transfer each individual intellectual property right described above to the customer is not separately identifiable from other promises to transfer intellectual property rights in the contract.

Since the promised intellectual property rights are not individually distinct, the Company combined each individual IP right in the contract into a bundle of IP rights that is distinct, and accounted for all of the intellectual property rights promised in the contract as a single performance obligation. The intellectual property rights granted were “functional IP rights” that have significant standalone functionality. The Company’s subsequent activities do not substantively change that functionality and do not significantly affect the utility of the IP to which the licensee has rights. The Company’s subsidiaries have no further obligation with respect to the grant of intellectual property rights, including no express or implied obligation to maintain or upgrade the technology, or provide future support or services. The contracts provide for the grant (i.e. transfer of control) of the licenses, covenants-not-to-sue, releases, and other significant deliverables upon execution of the contract. Licensees legally obtain control of the intellectual property rights upon execution of the contract. As such, the earnings process is complete and revenue is recognized upon the execution of the contract, when collectability is probable and all other revenue recognition criteria have been met. Revenue contracts generally provide for payment of contractual amounts within 30-90 days of execution of the contract. Contractual payments made by licensees are generally non-refundable. We do not have any significant payment terms, as payment is received shortly after goods are delivered or services are provided, therefore there is no significant financing component or consideration payable to the customer in these transactions.

Licensed Sales

The balance of our revenue, from licensed sales, is not significant but includes sales-based revenue contracts pursuant to purchase orders. There is only one distinct performance obligation in each purchase order, transfer of the promised good to the customer, and the customer can benefit from the good together with other resources readily available to the customer. For licensed sales, the transaction price is allocated to the performance obligation on a relative standalone selling price basis per the purchase order, and the Company includes in the transaction price some or all of an amount of estimated variable consideration to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimates are generally based on historical levels of activity, if available. Notwithstanding, revenue is recognized for a licensed sale when the performance obligation has been satisfied – transfer of the good to the customer. The purchase order generally provides for payment of contractual amounts within 30 days of transfer of the goods to the customer, therefore there is no significant financing component or consideration payable to the customer in these transactions.

Cost of Revenues

Cost of revenues include the costs and expenses incurred in connection with our patent licensing and enforcement activities, including inventor royalties paid to original patent owners, contingent litigation funding fees, contingent legal fees paid to external patent counsel, other patent-related legal expenses paid to external patent counsel, licensing and enforcement related research, consulting and other expenses paid to third-parties and the amortization of patent-related investment costs. These costs are included under the caption “Cost of revenues” in the accompanying consolidated statements of operations. No such fees are recognized as cost of revenue to the extent that the Company has no obligation with respect to such fees prior to a settlement or license.

Inventor Royalties, Litigation Funding Fees and Contingent Legal Expenses.

In connection with the investment in certain patents and patent rights, certain of the Company’s operating subsidiaries may execute related agreements which grant to the inventors and/or former owners of the respective patents or patent rights, the right to receive a percentage of future net revenues (as defined in the respective agreements) generated as a result of licensing and otherwise enforcing the respective patents or patent portfolios.

The Company’s operating subsidiaries may retain the services of law firms that specialize in patent licensing and enforcement and patent law in connection with their licensing and enforcement activities. These law firms may be retained on a contingent fee basis whereby such law firms are paid a percentage of any negotiated fees, settlements or judgments awarded.

The Company’s operating subsidiaries may engage with funding sources that specialize in providing financing for patent licensing and enforcement. These litigation finance firms may be engaged on a non-recourse basis whereby such litigation finance firms are paid a percentage of any negotiated fees, settlements or judgments awarded in exchange for providing funding for legal fees and out of pocket expenses incurred as a result of the licensing and enforcement activities.

The economic terms of the inventor agreements, operating agreements, contingent legal fee arrangements and litigation financing agreements associated with the patent portfolios owned or controlled by the Company’s operating subsidiaries, if any, including royalty rates, contingent fee rates and other terms, vary across the patent portfolios owned or controlled by such operating subsidiaries. Inventor/former owner royalties, payments to non-controlling interests, contingent legal fees expenses and litigation finance expenses fluctuate period to period, based on the amount of revenues recognized each period, the terms and conditions of revenue agreements executed each period and the mix of specific patent portfolios with varying economic terms and obligations generating revenues each period. Inventor/former owner royalties, contingent legal fees expenses and litigation finance expenses will continue to fluctuate and may continue to vary significantly period to period, based primarily on these factors.

Research and development

Research and development costs are expensed as incurred. We did not incur any research and development costs in the years ended December 31, 2020 and 2019.

Income Taxes

Deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been included in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using tax rates in effect for the years in which the differences are expected to reverse.

In evaluating the ultimate realization of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. Management establishes a valuation allowance if it is more likely than not that all or a portion of the deferred income tax assets will not be utilized. The ultimate realization of deferred income tax assets is dependent on the generation of future taxable income, which must occur prior to the expiration of the net operating loss carryforwards.

The Company also follows the guidance related to accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. No liability for unrecognized tax benefits was recorded as of December 31, 2020 and 2019.

The Company records revenues on a gross basis, before deduction for income taxes. The Company incurred income tax expenses of approximately $65,000 and $5,000 for the years ended December 31, 2020 and 2019, respectively.

Stock-based compensation

The Company recognizes stock-based compensation pursuant to ASC 718, “Compensation — Stock Compensation,” which prescribes accounting and reporting standards for all stock-based payment transactions in which employee services, and, since January 1, 2019, non-employee services, are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Stock-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee or non-employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Earnings (loss) per share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if our share-based awards and convertible securities were exercised or converted into common stock. The dilutive effect of our share-based awards is computed using the treasury stock method, which assumes all share-based awards are exercised and the hypothetical proceeds from exercise are used to purchase common stock at the average market price during the period. The incremental shares (difference between shares assumed to be issued versus purchased), to the extent they would have been dilutive, are included in the denominator of the diluted earnings per share calculation. Because the Company incurred losses in all periods covered by the financial statements and would be anti-dilutive, the diluted earnings per share is the same as the basic earnings per share.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), to provide a new comprehensive model for lease accounting under this guidance, lessees and lessors should apply a “right-of-use” model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance-sheet leases. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. Similar modifications have been made to lessor accounting in-line with revenue recognition guidance.

The Company adopted Topic 842 as of January 1, 2019 using the modified retrospective transition method with no impact on the consolidated financial position or results of operations.

Concentration of credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any such losses in these accounts.

Segment reporting

The Company reports each material operating segment in accordance with ASC 280, “Segment Reporting.” Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer. The Company operates in two operational segments; intellectual property licensing and licensed packaging sales. Licensed packaging sales segment is not reported separately as revenue constitutes less than 10% of the combined revenue of all segments, reported profit is less than the combined profit of all operating segments that did not report a loss, and assets are less than 10% of the combined assets of all operating segments. Certain corporate expenses are not allocated to segments.

Recent Accounting Pronouncements

Management does not believe that there are any recently issued, but not effective, accounting standards which, if currently adopted, would have a material effect on the Company’s financial statements.

Going Concern

During the period from 2008, when the Company changed its business to become an intellectual property management company, through 2020, the Company generated a cumulative loss of approximately $21.3 million. The Company’s total current assets were approximately $1.3 million at December 31, 2020. At December 31, 2020, the Company had a working capital deficiency of approximately $8.2 million. The Company requires funding for its operations. Because of the Company’s continuing losses, the working capital deficiency, the uncertainty of future revenue, the Company’s low stock price and the absence of a trading market in its common stock, the ability of the Company to raise funds in equity market or from lenders is severely impaired, and there exists substantial doubt about the ability of the Company to continue as a going concern. Although the Company may seek to raise funds and to obtain third party funding for litigation to enforce its intellectual property rights, the availability of such funds in uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SHORT TERM DEBT AND LONG-TERM LIABILITIES

The following table shows the Company’s debt at December 31, 2020 and 2019.

	December 31,	December 31,
	2020	2019
Short-term debt:
Loans payable – third party	$147,000	$147,000
Purchase price of patents – current portion	1,500,000	569,386
Net short-term debt	1,647,000	716,386

Loan payable – related party
Gross	4,672,810	4,672,810
Accrued Interest	-	117,780
Unamortized discount	-	(189,705)
Net loans payable – related party	$4,672,810	$4,600,885
Long-term liabilities:
Loans payable - SBA
Gross	$170,832	-
Accrued Interest	3,560	-
Net loans payable SBA	174,392	-
Purchase price of patents
Gross	790,000	1,725,000
Unamortized discount	(131,793)	(282,503)
Net purchase price of patents – long-term	$658,207	$1,442,497
Contingent funding liabilities:
Gross	-	20,378
Net contingent funding liabilities	$-	$20,378

Short-term debt

The loan payable – third party are demand loans made to former officers and directors, now unrelated third parties, and shareholders in the amount of $147,000. During the years ended December 31, 2020 and 2019 the Company paid $0 and $16,000, respectively, against the loans. The loans are payable on demand plus accrued interest at 10% per annum.

The loan payable – related party at December 31, 2020 represents the principal amount of the Company’s 10% note to Intelligent Partners, as transferee of the notes issued to United Wireless Holdings, Inc. (“United Wireless”), in the principal amount of $4,672,810 pursuant to a securities purchase agreement (“SPA”) dated October 22, 2015. The note payable to Intelligent Partners, as transferee of United Wireless, has been classified as a current liability as of December 31, 2020.

Interest on all notes issued pursuant to the securities purchase agreement, accrued through September 30, 2018, with accrued interest being added to principal on September 30, 2016, 2017 and 2018. Accordingly, the accrued interest is included in loans payable, related party. Since September 30, 2018, the Company has been required to pay interest quarterly. During the year ended December 31, 2020 the Company paid approximately $468,560 in interest on the notes.

At September 30, 2020, the notes in the aggregate principal amount of $4,672,810 were outstanding. The notes became due by their terms on September 30, 2020, and the Company did not make any payment on account of principal of and interest on the notes.

Pursuant to the securities purchase agreement and the related agreements that were executed contemporaneously with the securities purchase agreement:

●	The Company granted United Wireless an option to purchase 50,000,000 shares of common stock at varying exercise prices. The option expired unexercised on September 30, 2020. See Note 5.

●

The Company agreed to pay United Wireless 15% of the net monetization proceeds from the patents acquired in October 2015 and the intellectual property in the Company’s mobile data and financial data portfolios. The allocation of proceeds resulted in a discount from the note payable of $188,023. In addition, the Company recognized a discount associated with the 15% interest in net monetization proceeds of $450,000. These discounts and debt issuance costs of $60,958, total $698,981, were amortized and charged to interest expense over the life of the notes using the effective interest rate method. As of December 31, 2020 and December 31, 2019, $698,981 and $509,276 of the discount and debt issuance cost have been amortized, respectively.

Subsequent to December 31, 2020, the Company entered into a restructure agreement with Intelligent Partners. See Note 11-Subsequent Events for a summary of the restructured agreement with Intelligent Partners.

Long term liabilities

The loans payable-SBA at December 31, 2020 represents:

●	An unsecured loan from JPMorgan Chase Bank, N.A. in the aggregate amount of $20,832, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, which was enacted March 27, 2020. The loan, which was taken down on April 23, 2020, matures on April 23, 2022 and bears interest at a rate of 0.98% per annum, with interest payable monthly commencing on November 23, 2020. The loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company has used the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

●	A secured Economic Injury Disaster Loan from the U.S. Small Business Association (“SBA”) in the aggregate amount of $150,000, pursuant to Section 7(b) of the Small Business Act as part of the COVID-19 relief effort. The Company’s obligations on the loan are set forth in the Company’s note dated May 14, 2020 which matures on May 14, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on May 14, 2021. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the Loan may be used solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100 which were deducted from the loan amount stated above. In addition to the loan, as part of the COVID-19 relief effort, the Company obtained an Emergency EIDL Grant from the SBA in the amount of $1,000. The Company is not required to repay the grant.

The purchase price of patents at December 31, 2020 represents the non-current portion of minimum payments due under the agreements between:

●	CXT Systems, Inc. (“CXT”), a wholly owned subsidiary, and Intellectual Ventures Assets 34, LLC and Intellectual Ventures 37, LLC (“IV 34/37”) pursuant to which at closing CXT acquired by assignment all right, title, and interest in a portfolio of thirteen United States patents (the “CXT Portfolio”). Under the agreement, CXT will distribute 50% of net recoveries, as defined, to IV 34/37. CXT advanced $25,000 to IV 34/37 at closing, and agreed, pursuant to an amendment dated January 26, 2018, that in the event that, on December 31, 2018, December 31, 2019 and December 31, 2020, cumulative distributions to IV 34/37 total less than $100,000, $375,000 and $975,000, respectively, CXT shall pay the difference necessary to achieve the applicable minimum payment amount within ten days after the applicable date; with any advances being credited toward future distributions to IV 34/36. As of December 31, 2020, $600,000 of the minimum future cumulative distributions were presented as short-term debt based on payment due date. As of December 31, 2020, cumulative distributions did not total $975,000 and CXT did not pay the difference to IV 34/37 within ten days. Non-payment which is not cured within 30 days after written notice from IV 34/37 would constitute an Acceleration Event under the agreement, following which, in addition to any other remedies available under the agreement, all outstanding minimum cumulative distributions would become due and payable within thirty days. As of the date of filing, no such written notice of non-payment has been given by IV 34/37. No affiliate of CXT has guaranteed the minimum payments. CXT’s obligations under the agreement are secured by a security interest in the proceeds (from litigation or otherwise) from the CXT Portfolio. During the year ended December 31, 2020, CXT paid approximately $194,000 under the agreement.

●	M-RED Inc. (“M-RED”), a wholly-owned subsidiary, and Intellectual Ventures Assets 113 LLC and Intellectual Ventures Assets 108 LLC (“IV 113/108”) pursuant to which at closing M-RED paid IV 113/108 $75,000 and IV 113/108 transferred to M-RED all right, title and interest in a portfolio of sixty United States patents and eight foreign patents (the “M-RED Portfolio”). Under the agreement, M-RED will distribute 50% of net proceeds, as defined, to IV 113/108, as long as we generate revenue from the M-RED Portfolio. The agreement with IV 113/108 provides that if, on September 30, 2020, September 30, 2021 and September 30, 2022, cumulative distributions to IV 113/108 total less than $450,000, $975,000 and $1,575,000, respectively, M-RED shall pay the difference between such cumulative amounts and the amount paid to IV 113/108 within ten days after the applicable date; with any advances being credited toward future distributions to IV 113/108. On September 30, 2020 cumulative distributions to IV 113/108 totaled less than $450,000 and M-RED did not pay the difference to IV 113/108 within ten days. Non-payment which is not cured within 30 days after written notice from IV 113/108 would constitute an Acceleration Event under the agreement, following which, in addition to any other remedies available under the agreement, all outstanding minimum cumulative distributions would become due and payable within thirty days. As of the date of filing, no such written notice of non-payment has been given by IV 113/108. As of December 31, 2020, $600,000 and $900,000 of the minimum future cumulative distributions were presented as long-term and short-term debt, respectively, based on payment due dates. No affiliate of M-RED has guaranteed the minimum payments. M-RED’s obligations under the agreement with IV 113/108 are secured by a security interest in the proceeds (from litigation or otherwise) from the M-RED Portfolio.

●	The non-current portion of our obligations under the unsecured non-recourse funding agreement with a third-party funder entered into in May 2020 whereby the third-party agreed to provide acquisition funding in the amount of $95,000 for the Company’s acquisition of the audio messaging portfolio. Under the funding agreement, the third party funder is entitled to a priority return of funds advanced from net proceeds. as defined, recovered until the funder has received $190,000. The Company has no other obligation to the third party and has no liability to the funder in the event that the Company does not generate net proceeds. Pursuant to ASC 470, the company recorded this monetization obligation as debt and the difference between the purchase price and total obligation as a discount to the debt and fully expensed to interest during the period.

The balance of the purchase price of the patents is reflected as follows:

	2020	2019
Current Liabilities:
Purchase price of patents, current portion	1,500,000	$569,386
Unamortized discount	-	-
Non-current liabilities:
Purchase price of patents, long term	790,000	$1,725,000
Unamortized discount	(131,793)	(282,503)
Total current and non-current	2,158,207	2,011,883
Effective interest rate of Amortized over 2 years	9.4-14.5%	9.6-12.5%

Because the non-current minimum payment obligations are due over the next three years, the Company imputed interest of 10% which was recorded as a discount to the liabilities and amortized through the maturity date. Amortization recorded to interest expense amounted to $245,710 and $159,450 for the years ended December 31, 2020 and 2019, respectively.

In December 2018, the Company entered into a funding agreement whereby a third party agreed to provide funds in the amount of $150,000, in support of the structured licensing programs of PIS and M-RED. Under the funding agreement, the third party receives an interest in the proceeds from the programs, and we have no other obligation to the third party.

Our relationship with the above investors meets the criteria in ASC 470-10-25 - Sales of Future Revenues or Various Other Measures of Income (“ASC 470”), which relates to cash received from an investor in exchange for a specified percentage or amount of revenue or other measure of income of a particular product line, business segment, trademark, patent, or contractual right for a defined period. Under this guidance, we recognized the fair value of our contingent obligation to the investor, as of the acquisition date, as long-term debt in our consolidated balance sheets. This initial fair value measurement is based on the perspective of a market participant and includes significant unobservable inputs which are classified as Level 3 inputs within the fair value hierarchy and are discussed further within Note 2. Our repayment obligations are contingent upon future patent licensing fee revenues generated from the licensing programs.

Under ASC 470, amounts recorded as debt shall be amortized under the interest method. The Company made an accounting policy election to utilize the prospective method when there is a change in the estimated future cash flows, whereby a new effective interest rate is determined based on the revised estimate of remaining cash flows. The new rate is the discount rate that equates the present value of the revised estimate of remaining cash flows with the carrying amount of the debt, and it will be used to recognize interest expense for the remaining periods. Under this method, the effective interest rate is not constant, and any change in expected cash flows is recognized prospectively as an adjustment to the effective yield. During periods ended December 31, 2020 and 2019, we paid the third party providing funds in support of the PIS and M-RED structured licensing programs approximately $130,000 and $20,000, respectively, under the funding agreement, satisfying the long-term debt balance in full. For the year ended December 31, 2020, the Company recognized amortization of $95,000.

NOTE 4 – DERIVATIVE LIABILITIES

Because there is not a fixed conversion price, remaining compliant with the reserve requirement under the notes held by Intelligent Partners as transferee of United Wireless, is outside of the control of the Company. As a result of this, the Company has a potential inability to have sufficient available authorized common shares to settle certain outstanding instruments beginning with the date that the reserve requirement went into effect on January 22, 2016. There is no limit on the number of shares issuable under the note, and absent an increase in the stock price or an increase in authorized shares, there are potentially not enough authorized shares to satisfy the exercise of the Company’s options, thus these options qualify as derivative liabilities under ASC Topic 815. On January 22, 2016, the Company reclassified all non-employee warrants and options as derivative liabilities and revalued them at their fair values at each balance sheet date. Any change in fair value was recorded as non-operating, non-cash income or expense for each reporting period at each balance sheet date. The option expired unexercised on September 30, 2020. Consequently, the derivative liability as of the date the options expired was credited to additional paid in capital.

As of December 31, 2020, and December 31, 2019, the aggregate fair value of the outstanding derivative liability was approximately $0 and $595,000, respectively.

The Company estimated the fair value of the derivative liability using the Black-Scholes option pricing model using the following key assumptions during the years ended December 31, 2020 and 2019:

	Year Ended
	December 31,
	2020 (1)	2019
Volatility	261%	207-426%
Risk-free interest rate	0.20%	0.24%
Expected dividends	-	-%
Expected term	-	0.75-4.70

(1)	Inputs as of valuation on expiration date of September 30, 2020

The following schedule summarizes the valuation of financial instruments that are remeasured on a recurring basis at fair value in the balance sheets as of December 31, 2020 and 2019:

	Fair Value Measurements as of
	December 31, 2020			December 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
None	$-	$-	$-	$-	$-	$-
Total assets	-	-	-	-	-	-
Liabilities
Conversion option derivative liability	-	-	-	-	-	595,000
Total liabilities	$-	$-	$-	$-	$-	$595,000

The following table sets forth a reconciliation of changes in the fair value of derivative liabilities classified as Level 3 in the fair value hierarchy:

Significant Unobservable Inputs (Level 3) as of December 31, 2020
Balance - December 31, 2018	$540,000
Change in fair value	55,000
Balance – December 31, 2019	595,000
Change in fair value	(275,000)
Resolution of derivative liability	(320,000)
Balance - December 31, 2020	$-

NOTE 5 – STOCKHOLDERS’ EQUITY

A summary of the status of the Company’s stock options and changes is set forth below:

	Number of Options (#)	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (Years)
Balance - December 31, 2018	50,000,000	0.03	1.75
Granted	-	-	-
Cancelled	-	-	-
Expired	-	-	-
Exercised	-	-	-
Balance - December 31, 2019	50,000,000	0.03	0.75
Granted	-	-	-
Cancelled	-	-	-
Expired	50,000,000	-	-
Exercised	-	-	-
Balance - December 31, 2020	-	-	-

Options exercisable at end of year	-	-	-

NOTE 6 – INTANGIBLE ASSETS

Intangible assets include patents purchased and are recorded at their acquisition cost. Intangible assets consisted of the following:

			Weighted average amortization
	December 31,		period
	2020	2019	(years)
Patents	$5,690,000	$5,595,000	6.5
Less: net monetization obligations	(509,811)	(509,811)
Imputed interest	(713,073)	(713,073)
Subtotal	4,467,116	4,372,116
Less: accumulated amortization	(2,266,157)	(1,617,762)
Net value of intangible assets	$2,200,959	$2,754,354	4.45

Intangible assets are comprised of patents with estimated useful lives. The intangible assets at December 31, 2020 represent:

●	patents acquired in October 2015 for a purchase price of $3,000,000, the useful lives of the patents, at the date of purchase, was 6-10 years;

●	patents acquired in July 2017 pursuant to an obligation to pay 50% of net revenues to IV 34/37 (see Note 3); the useful lives of the patents, at the date of acquisition, was 5-6 years;

●	patents (which were fully depreciated at the date of acquisition) acquired in January 2018 pursuant to an agreement with to Intellectual Ventures Assets 62 LLC and Intellectual Ventures Assets 71 LLC “(IV 62/71”), pursuant to which CXT has an obligation to distribute 50% of net revenues to IV 62/71;

●	patents (which were fully depreciated at the date of acquisition) acquired in January 2018 by Photonic Imaging Solutions Inc. (“PIS”) from Intellectual Ventures Assets 64 LLC (“IV 64”) pursuant to which PIS is to pay IV 64 (a) 70% of the first $1,500,000 of net revenue, (b) 30% of the next $1,500,000 of net revenue and (c) 50% of net revenue in excess of $3,000,000;

●	patents acquired in March 2019 pursuant to an obligation to pay 50% of net revenues to IV 113/108 (see Note 3); the useful lives of the patents, at the date of acquisition, was approximately 9 years.

●	patents (which were fully depreciated at the date of acquisition) acquired in May 2020 for a purchase price of $95,000 pursuant to an agreement with Texas Technology Ventures 2, LLP (“TTV”), pursuant to which of the Company retains the first $230,000 of net proceeds, as defined in the agreement, after which the company has an obligation to distribute 50% of net proceeds to TTV.

The Company amortizes the costs of patents over their estimated useful lives on a straight-line basis. Costs incurred to acquire the patents, including legal costs, are also capitalized and amortized on a straight-line basis over the life of the associated patent. Amortization of patents is included as a selling, general and administrative expense as reflected in the accompanying consolidated statements of operations.

The Company assesses intangible assets for any impairment to the carrying values. As of December 31, 2020, management concluded that there was no impairment to the acquired assets.

Amortization expense for patents comprised $648,395 and $529,486 for the years ended December 31, 2020 and 2019, respectively. Future amortization of patents is as follows:

Year ended December 31,
2021	$549,345
2022	495,742
2023	323,071
2024	306,776
2025 and thereafter	526,025
Total	$2,200,959

The Company granted IV 34/37 a security interest in the patents transferred to the Company as security for the payment of the balance of the purchase price. The security interest of IV 34/37 is senior to the security interest of United Wireless in the proceeds derived from such patents.

NOTE 7 – NON-CONTROLLING INTEREST

The following table reconciles equity attributable to the non-controlling interest related to Quest Packaging Solutions Corporation.

	December 31,
	2020	2019
Balance, beginning of year	$239	$1,758
Net income (loss) attributable to non-controlling interest	$(11)	$(1,519)
Balance, end of year	$228	$239

NOTE 8 – INCOME TAXES

The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. As of December 31, 2020, the Company has generated approximately $8,355,942 of net operating loss (“NOL”) carry forwards which will begin to expire in 2024. Internal Revenue Code section 382 (“Section 382”) restricts the use of these net operating losses in future periods if the Company has a “substantial change in ownership” as defined by Section 382. The Company has had significant equity transactions in prior periods. Due to this equity activity and the restrictions resulting under Section 382, a portion of the Company’s NOLs may not be available to offset future taxable income. Therefore, the Company has fully reserved the deferred tax asset resulting from the net operating loss carry forwards.

Deferred tax asset consisted primarily of the following:

	December 31,
	2020	2019
Net operating loss carry forward	$2,172,545	$1,960,978
Bad debt reserves	17,160
Intangible assets	515,104	331,704
Valuation allowance	$(2,704,809)	$(2,292,682)
Balance, end of year	$-	$-

Tax expense consisted primarily of the following:

	December 31,
	2020	2019
Federal	$-	$-
State	5,108	234
Foreign	60,255	5,000
Deferred	-	-
Total	$65,363	$5,234

The Company’s tax expense does not reflect the statutory rate since the Company’s deferred tax asset is fully offset by a valuation allowance. The statute of limitations is open for the tax years ending December 31, 2017 and thereafter.

The Company’s foreign tax expense reflects the tax withheld by the foreign jurisdiction on royalty income received by the Company and not exempt under the United States tax treaty, if any, with the respective foreign jurisdiction. In 2020, the Company was subject to foreign source withholding tax of 20.4% in Japan. In 2019, the Company was subject to foreign source withholding tax of 10% in the People’s Republic of China.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has at various times entered into transactions with related parties, including officers, directors and major shareholders, wherein these parties have provided services, advanced or loaned money, or both, to the Company needed to support its daily operations. The Company discloses all related party transactions.

See Notes 3 and 6 in connection with transactions with United Wireless. During periods ended December 31, 2020 and 2019, the Company incurred interest expense on the Company’s 10% notes issued to United Wireless and held by Intelligent Partners, an affiliate of United Wireless and a related party, pursuant to the securities purchase agreement dated October 22, 2015. The interest expense was approximately $351,000 and $467,000 for the year ended December 31, 2020 and 2019, respectively. On each of September 30, 2017 and 2018, accrued interest was added to the principal amount of the note. Subsequent to September 30, 2018, the Company is to pay interest quarterly.

See Note 10 with respect to the employment agreement with the Company’s president and chief executive officer.

During 2020, the Company contracted with an entity owned by the chief technology officer for the provision of information technology services to the Company. The cost of these services was approximately $464 and $464 for the year ended December 31, 2020 and 2019, respectively.

During 2020, the Company contracted with a law firm more than 10 percent owned, but not controlled, by the father-in-law of the chief executive officer. The firm is engaged on a contingent fee basis and serves as escrow agent in connection with monetization of the Company’s patents in matters where the firm is serving as counsel to the Company. In connection with the engagement, the Company recorded patent service costs of approximately $909,000 and $0 for the years ended December 31, 2020 and 2019 respectively The amount recorded in 2020 includes approximately $407,000 in accrued expenses and outstanding as of December 31, 2020. The accrued liability is recorded in “accounts payable and accrued liabilities.” In prior periods, the Company engaged a firm at which the father-in-law of the chief executive was formerly a partner. Because his interest in the prior firm was less than 10%, the prior firm was not considered a related party in prior periods.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Employment Agreements

Pursuant to a restated employment agreement, dated November 30, 2014, with the Company’s president and chief executive officer, the Company agreed to employ him as president and chief executive officer for a term of three years, commencing January 1, 2014, and continuing on a year-to-year basis unless terminated by either party on not less than 90 days’ notice prior to the expiration of the initial term or any one-year extension. The agreement provides for an initial annual salary of $252,000, which may be increased, but not decreased, by the board or the compensation committee. In March 2016, the Company’s board of directors increased the chief executive officer’s annual salary to $300,000, effective January 1, 2016. The chief executive officer is entitled to a bonus if we meet or exceed performance criteria established by the compensation committee. In August 2016, the Company’s board of directors approved annual bonus compensation equal to 30% of the amount by which our consolidated income before income taxes exceeds $500,000, but, if the Company is subject to the limitation on deductibility of executive compensation pursuant to Section 162(m) of the Internal Revenue Code, the bonus cannot exceed the amount which would be deductible pursuant to Section 162(m). The chief executive officer is also eligible to participate in any executive incentive plans which the Company may adopt.

Pension Benefits

Pursuant to the SEP IRA plan adopted by the Company in March 2020 the Company deposited into a SEP IRA account of each of its participating employees a percentage of the employee’s compensation, subject to statutory limitations on the amount of the contribution all as set forth in the IRS Form 5305-SEP. For the year ending December 31, 2020 the percentage was set at 19%. The Company’s president and chief executive officer is the only participant and $57,000 was deposited his SEP IRA account.

Inventor Royalties, Contingent Litigation Funding Fees and Contingent Legal Expenses

In connection with the investment in certain patents and patent rights, certain of the Company’s operating subsidiaries executed agreements which grant to the former owners of the respective patents or patent rights, the right to receive inventor royalties based on future net revenues (as defined in the respective agreements) generated as a result of licensing and otherwise enforcing the respective patents or patent portfolios.

The Company’s operating subsidiaries may engage third party funding sources to provide funding for patent licensing and enforcement. The agreements with the third party funding sources may provide that the funding source receive a portion of any negotiated fees, settlements or judgments. In certain instances, these third party funding sources are entitled to receive a significant percentage of any proceeds realized until the third party funder has recouped agreed upon amounts based on formulas set forth in the underlying funding agreement, which may reduce or delay and proceeds due to the Company.

The Company’s operating subsidiaries may retain the services of law firms in connection with their licensing and enforcement activities. These law firms may be retained on a contingent fee basis whereby the law firms are paid on a scaled percentage of any negotiated fees, settlements or judgments awarded based on how and when the fees, settlements or judgments are obtained.

Depending on the amount of any recovery, it is possible that all the proceeds from a specific settlement may be paid to the funding source and legal counsel.

The economic terms of the inventor agreements, funding agreements and contingent legal fee arrangements associated with the patent portfolios owned or controlled by the Company’s operating subsidiaries, if any, including royalty rates, proceeds sharing rates, contingent fee rates and other terms, vary across the patent portfolios owned or controlled by the operating subsidiaries. Inventor royalties, payments to noncontrolling interests, payments to third party funding providers and contingent legal fees expenses fluctuate period to period, based on the amount of revenues recognized each period, the terms and conditions of revenue agreements executed each period and the mix of specific patent portfolios with varying economic terms and obligations generating revenues each period. Inventor royalties, payments to third party funding sources and contingent legal fees expenses will continue to fluctuate and may continue to vary significantly period to period, based primarily on these factors.

Patent Enforcement and Other Litigation

Certain of the Company’s operating subsidiaries are engaged in litigation to enforce their patents and patent rights. In connection with these patent enforcement actions, it is possible that a defendant may request and/or a court may rule that an operating subsidiary has violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against the Company or its operating subsidiaries or award attorney’s fees and/or expenses to a defendant(s), which could be material, and if required to be paid by the Company or its operating subsidiaries, could materially harm the Company’s operating results and financial position. Since the operating subsidiaries do not have any assets other than the patents, and the Company does not have any available financial resources to pay any judgment which a defendant may obtain against a subsidiary, such a judgement may result in the bankruptcy of the subsidiary and/or the loss of the patents, which are the subsidiaries’ only assets.

NOTE 11 – SUBSEQUENT EVENTS

Summary of Agreements with QPRC Finance LLC (“QFL”)

On February 22, 2021, we entered into a series of agreements, all dated February 19, 2021,with QFL, a non-affiliated party, including a prepaid forward purchase agreement (the “Purchase Agreement”), a security agreement (the “Security Agreement”), a subsidiary security agreement (the “Subsidiary Security Agreement”), a subsidiary guaranty (the “Subsidiary Guarantee”), a warrant issue agreement (the “Warrant Issue Agreement”), a registration rights agreement (the “Registration Rights Agreement”) and a board observation rights agreement (the “Board Observation Rights Agreement” together with the Security Agreement, the Subsidiary Guaranty, the Subsidiary Security Agreement, Warrant Issuance Agreement, Registration Rights Agreement and the Purchase Agreement, the “Investment Documents”) pursuant to which, at the closing held contemporaneously with the execution of the agreements:

(i)	Pursuant to the Purchase Agreement, QFL agreed to make available to us a financing facility of: (a) up to $25,000,000 for the acquisition of mutually agreed patent rights that we intend to monetize; (b) up to $2,000,000 for operating expenses; and (iii) $1,750,000 to fund the cash payment portion of the restructure of our obligations to Intelligent Partners. In return we transferred to QFL a right to receive a portion of net proceeds generated from the monetization of those patents. The terms of the Purchase Agreement are described under “Purchase Agreement.”

(ii)	We used $1,750,000 of proceeds from the QFL financing as the cash payment portion of the restructure of our obligations to Intelligent Partners pursuant to a restructure agreement (the “Restructure Agreement”) between the Company and Intelligent Partners executed contemporaneously with the closing of the Investment Documents. The payment was made directly from QFL to Intelligent Partners. The terms of the Restructure Agreement are described under “Restructure Agreement.”

(iii)	Pursuant to the Security Agreement, our obligations under the Purchase Agreement with QFL are secured by: (a) the proceeds (as defined in the Purchase Agreement); (b) the patents (as defined in the Purchase Agreement; (c) all general intangibles now or hereafter arising from or related to the foregoing (a) and (b); and (d) proceeds (including, without limitation, cash proceeds and insurance proceeds) and products of the foregoing (a)-(c).

(iv)	Pursuant to the Subsidiary Guaranty, eight of our subsidiaries – Quest Licensing Corporation (“QLC”), Quest NetTech Corporation (“NetTech”), Mariner IC Inc. (“Mariner”), Semcon IP Inc. (“Semcon”), IC Kinetics Inc. (“IC”), CXT Systems Inc. (“CXT”), M-Red Inc. (“MRED”), and Audio Messaging Inc.(“AMI”), collectively, the “Subsidiary Guarantors”) guaranteed our obligations to QFL under the Purchase Agreement.

(v)	Pursuant to the Subsidiary Security Agreement, the Subsidiary Guarantors grant QFL a security interest in the proceeds from the future monetization of their respective patent portfolios.

(vi)	Pursuant to the Warrant Issue Agreement, we granted QFL ten-year warrants to purchase a total of up to 96,246,246 shares of our common stock, with an exercise price of $0.0054 per share which may be exercised from February 19, 2021 through February 18, 2031on a cash or cashless basis. Exercisability of the warrant is limited if, upon exercise, the holder would beneficially own more than 4.99% (the “Maximum Percentage”) of our common stock, except that by written notice to us, the holder may change the Maximum Percentage to any other percentage not in excess of 9.99% provided any such change will not be effective until the 61st day following notice to us. The warrant also contains certain minimum ownership percentage antidilution rights pursuant to which the aggregate number of shares of common stock purchasable upon the initial exercise of the warrant shall not be less than 10% of the aggregate number of outstanding shares of capital stock of the Company (determined on a fully diluted basis). A portion of any gain from sale of the shares, net of taxes and costs of exercise, realized prior to the completion of all monetization activities shall be credited against the total return due to QFL pursuant to the Purchase Agreement.

(vii)	We agreed to take all commercially reasonable steps necessary to regain compliance with the OTCQB eligibility standards as soon as practicable, but in no event later than 12 months from the closing date.

(viii)	We granted QFL certain registration rights with respect to the 96,246,246 shares of common stock issuable upon exercise of the warrant.

(ix)	Commencing six months from the closing date, if the shares owned by QFL cannot be sold pursuant to a registration statement and cannot be sold pursuant to Rule 144 without the Company being in compliance with the current public information requirements of Rule 144, if the Company is not in compliance with the current public information requirements, the Company is required to pay damages to QFL.

(x)	Pursuant to the Board Observation Rights Agreement, until the later of the date on which QFL or its affiliates (i) have received the entirety of their Investment Return (as defined in Purchase Agreement), and (ii) no longer hold any Securities (the “Observation Period”), we granted QFL the right, exercisable at any time during the Observation Period, to appoint a representative to attend meetings (including, without limitation, telephonic or other electronic meetings) of the Board or any committee thereof, including executive sessions, in an observer capacity.

Summary of Agreements with Intelligent Partners

Securities Purchase Agreement and Related Agreements with United Wireless

We, together with certain of our subsidiaries, and United Wireless, entered into a Securities Purchase Agreement dated October 22, 2015 (the “SPA”) and related Transaction Documents, as defined therein, pursuant to which the Company sold 50,000,000 shares (the “Shares”) of our common stock, par value $0.00003 per share (the “Common Stock”) at $0.05 per share, or an aggregate of $250,000; we issued our 10% secured convertible promissory notes due September 30, 2020 to United, and granted United an option (the “2015 Purchase Option”) to purchase up to an additional 50,000,000 shares of Common Stock in three tranches at the prices as set forth therein. The 2015 Purchase Option expired unexercised on September 30, 2020. The Shares are currently owned by Andrew C. Fitton (“Fitton”) and Michael Carper (“Carper”) and United Wireless subsequently transferred its note and assigned all of its remaining rights under the agreements to Intelligent Partners, which is an affiliate of United Wireless and is owned by Fitton and Carper. Our agreements with United Wireless, also included various monetization proceeds agreements, which we refer to as MPAs, pursuant to which we granted to Intelligent Partners, as the assignee of United Wireless, rights to the monetization proceeds from revenue generated from certain of our intellectual property, a security agreement and a registration rights agreement.

The notes became due by their terms on September 30, 2020, and we did not make any payment on account of principal of and interest on the notes. Subsequent to September 30, 2020, we engaged in negotiations with Intelligent Partners in parallel with our negotiations with QFL, with a view to restructuring our obligations under the United Wireless agreements, including the notes, so that we no longer had any obligations under the notes or the SPA. These negotiations resulted in the Restructure Agreement, described below, which provided for the payment to Intelligent Partners of $1,750,000 from the proceeds from our agreements with QFL. As part of the restructure of our agreements with Intelligent Partners, we amended the existing MPAs and granted Intelligent Partners certain rights in the monetization proceeds from any new intellectual property we acquire, as describe below. Under these MPAs, Intelligent Partners participates in the monetization proceeds we receive with respect to new patents after QFL has received its negotiated rate of return.

On or prior to the date of the Restructure Agreement, Intelligent Partners transferred to Fitton and Carper $250,000 of the notes (the “Transferred Note”), thereby reducing the principal amount of the notes held by Intelligent Partners to $4,422,810.

On February 22, 2021, we and Intelligent Partners agreed to extinguish the notes and Transferred Note, and terminate or amend and restate the SPA and Transaction Documents, pursuant to a series of agreements including: a Restructure Agreement (the “Restructure Agreement”), a Stock Purchase Agreement (the “Stock Purchase Agreement”), an Option Grant (the “Option Grant”), an Amended and Restated Pledge Agreement (the “Pledge Agreement”), an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a Board Observation Agreement (the “Board Observation Agreement”), a MPA-NA Security Interest Agreement (the “MPA-NA Security Interest Agreement”), an Amended and Restated Patent Proceeds Security Agreement (the “Patent Proceeds Security Agreement”, an Amended and Restated MPA-CP (the “MPA-CP”), an Amended and Restated MPA-CXT (the “MPA-CXT”), a MPA-MR (the “MPA-MR”), a MPA-AMI (the “MPA-AMI,” and together with the MPA-CP, MPA-CXT and MPA-MR, each a Restructure MPA and together the Restructure MPAs) and a MPA-NA (the “MPA-NA”).

(i)	Pursuant to the Restructure Agreement, we paid Intelligent Partners $1,750,000 at closing, which we received from QFL and which QFL paid directly to Intelligent Partners, and recognized a further non-interest bearing total monetization proceeds obligation (the “TMPO”) of $2,805,000, which shall, from and after the Restructure Date, be reduced on a dollar for dollar basis by (a) payments to Intelligent Partners pursuant to the restructure agreement, the Restructure MPAs and the MPA-NA and (b) any election by the Intelligent Partners to pay the Exercise Price of the Restructure Option, in whole or part, by means of a reduction in the then outstanding TMPO. Further details regarding the TMPO are provided under “TMPO”;

(ii)	Pursuant to the Stock Purchase Agreement, we issued to Fitton and Carper, as holders of the Transferred Note, a total of 46,296,296 shares of our restricted common stock at a purchase price of $0.0054 per share, which purchase price was paid by the conversion and in full satisfaction of the Transferred Note (the “Conversion Shares”).

(iii)	Pursuant to the Option Grant, we granted Intelligent Partners an option to purchase a total of 50,000,000 shares of common stock, with an exercise price of $0.0054 per share which vests immediately and may be exercised through September 30, 2025.

(iv)	Pursuant to the restructured monetization proceeds agreement, Intelligent Partners has a right to receive 60% of the net monetization proceeds from the patents currently owned by the Subsidiary Guarantors. The agreement has no termination provisions, so Intelligent Partners will be entitled to its percentage interest as long as revenue can be generated from the intellectual property covered by the agreement.

(v)	Pursuant to the MPA-NA, until the TMPO has been paid in full, IPLLC is entitled to receive 10% of the net proceeds realized from new assets acquired by the Company. If, in any calendar quarter, net proceeds realized exceed $1,000,000, IPLLC’s entitlement for that quarter only shall increase to 30% on the portion of net proceeds in excess of $1,000,000 but less than $3,000,000. If in the same calendar quarter, net proceeds exceed $3,000,000, IPLLC’s entitlement for that quarter only shall increase to 50% on the portion of net proceeds in excess of $3,000,000. After satisfaction of the TMPO, the MPA-NA and IPLLC’s interest in new asset proceeds shall terminate.

(vi)	Pursuant to the Subsidiary Security Agreement, our obligations under our agreements with Intelligent Partners, including its obligations under the Restructure Agreement and the Restructure MPAs are secured by a security interest in the net proceeds realized from the future monetization of the patents currently owned by the eight subsidiaries named above.

(vii)	Pursuant to the MPA-NA-Security Interest Agreement, our obligations under the MPA-NA are secured by a security interest in net proceeds realized from the future monetization of new patents acquired until the TMPO is satisfied, provided Intelligent Partners’ secured interest shall be limited to its entitlement in Net Proceeds under the MPA-NA. After satisfaction of the TMPO the security interest in proceeds from new assets shall terminate.

(viii)	We granted Intelligent Partners, Andrew Fitton and Michael Carper certain registration rights with respect to (i) the 50,000,000 Shares currently owned by Fitton and Carper; (ii) the 46,296,296 Conversion Shares being issued to Fitton and Carper, and (iii) the 50,000,000 shares of common stock issuable upon exercise of the Restructure Option;

(ix)	Commencing six months from the closing date, if the shares owned by Intelligent Partners cannot be sold pursuant to a registration statement and cannot be sold pursuant to Rule 144 without the Company being in compliance with the current public information requirements of Rule 144, if the Company is not in compliance with the current public information requirements, the Company is required to pay damages to Intelligent Partners.

(x)	Pursuant to the Board Observation Rights Agreement, until the Total Monetization Proceeds Obligation has been satisfied (the “Observation Period”), we granted Intelligent Partners the option and right, exercisable at any time during the Observation Period, to appoint a representative to attend meetings of the Board or any committee thereof, including executive sessions, in an observer capacity. Intelligent Partners has no right to appoint a director to the board.

Events of Default include (i) a Change of Control of the Company (ii) any uncured default on payment due to Intelligent Partners in an amount totaling in excess of $275,000, which is not the subject of a Dispute or other formal dispute resolution proceeding initiated in good faith pursuant to this Agreement or other Restructure Documents (iii) the filing of a voluntary petition for relief under the United States Bankruptcy Code by Company or any of its material subsidiaries, (iv) the filing of an involuntary petition for relief under the United States Bankruptcy Code against the Company, which is not stayed or dismissed within sixty (60) days of such filing, except for an involuntary petition for relief filed solely by Intelligent Partners, or any Affiliate or member of Intelligent Partners, or (v) acceleration of an obligation in excess of $1 million dollars to another provider of financing following a final determination by arbitration or other judicial proceeding that such obligation is due and owing.

Consulting Agreements

On February 22, 2021, the Company entered into advisory service agreement with three consultants – William Gates, Crystal Nicolson and Jeff Toler pursuant to which they will provide services to the Company in connection with the development of the Company’s business. The agreements have a term of ten years and may be terminated by the Company for cause or upon the death or disability of the consultants.

Pursuant to the agreements with Mr. Gates and Ms. Nicolson, the compensation payable to each of them consists of a restricted stock grant of 10,000,000 shares of Common Stock which immediately vests in full and a ten-year option to purchase a total of 30,000,000 shares of Common Stock, which become exercisable cumulatively as follows:

a.	10,000,000 shares at an exercise price of $0.01 per share becoming exercisable upon the commencement of trading of the Common Stock on the OTCQB.

b.	10,000,000 shares at an exercise price of $0.03 per share, becoming exercisable on the first day on which the Company files with the SEC a Form 10-K or Form 10-Q which stockholders’ equity of at least $5,000,000, and

c.	10,000,000 shares at an exercise price of $0.05/share becoming exercisable on the date on which the Common Stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange.

Pursuant to the agreement with Mr. Toler, the compensation payable to him consists of a restricted stock grant of 10,000,000 shares of Common Stock which immediately vests in full and a ten-year option to purchase 30,000,000 shares of Common Stock, which becomes exercisable cumulatively as follows:

a.	10,000,000 shares at an exercise price of $0.01 per share upon the first anniversary of the agreement.

b.	10,000,000 shares at an exercise price of $0.03 per share upon the second anniversary of the agreement; and

c.	10,000,000 shares at an exercise price of $0.05 per share upon the third anniversary of the agreement.

Compensatory Arrangements of Certain Officers

(i)	amended the 2017 Equity Incentive Plan (the “Plan”) increasing the shares the Company can issue under the plan to 500,000,000 shares of common stock pursuant to non-qualified stock options, restricted stock grants and other equity-based incentives, the amendment to the Plan and the grants of awards pursuant to the Plan, as described in Items 1.01 and 5.02, to be effective upon the closing of the agreements with QFL.

(ii)	Granted restricted stock grants for services rendered and vesting in full upon grant, to:

a.	Jon C. Scahill – 49,000,000 shares

b.	Timothy J. Scahill – 10,000,000 shares

c.	Dr. William R. Carroll - 10,000,000 shares

(iii)	Granted Jon Scahill a ten-year option (the “Option”) to purchase 60,000,000 shares of Common Stock which become exercisable cumulatively as follows:

a.	20,000,000 shares at an exercise price of $0.01 per share becoming exercisable upon the commencement of trading of the Common Stock on the OTCQB.

b.	20,000,000 shares at an exercise price of $0.03 per share, becoming exercisable on the first day on which the Company files with the SEC a Form 10-K or Form 10-Q which stockholders’ equity of at least $5,000,000, and

c.	20,000,000 shares at an exercise price of $0.05/share becoming exercisable on the date on which the Common Stock is listed for trading on the Nasdaq Stock Market or the New York Stock Exchange

(iv)	Appointed Ryan T. Logue to the board of directors and granted Mr. Logue a restricted stock grant of 5,000,000 shares of common stock which vests upon his acceptance of his appointment as a director.

Patent Portfolio Acquisition

On February 26, 2021, the Company entered into an agreement with Peter K. Trzyna (“PKT”) pursuant to which PKT assigned to the Company all right, title, and interest in a portfolio of eight United States patents (the “Peregrin Portfolio”). Under the agreement, the Company paid PKT $350,000 at closing and agreed that upon the realization of gross proceeds the Company shall make a second installment payment or payments in the aggregate amount of $93,900, which shall be due and payable to PKT from time to time as gross proceeds are realized, paid to PKT with reimbursement to third parties of costs incurred in realizing gross proceeds. Thereafter, PKT is entitled to a percentage of gross proceeds realized, if any. The Company requested and received a capital advance in the amount of the $350,000 initial installment payment from the facility with QFL.